As filed with the Securities and Exchange Commission on March 4, 2008

File No. 333-148762

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

AMENDMENT NO. 1
TO
FORM S-1

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

XSUNX, INC.

(Exact Name of Issuer in Its Charter)

Colorado	3081	84-1384159
(State of Incorporation)	(Primary Standard Classification Code)	(IRS Employer Identification Number)

65 Enterprise
Aliso Viejo, CA 92656
(949) 330-8060

(Address and Telephone Number of Registrant’s Principal
Executive Offices and Principal Place of Business)

Tom Djokovich, President
65 Enterprise
Aliso Viejo, CA 92656
(949) 330-8060

(Name, Address and Telephone Number of Agent for Service)

Copies of Communications to:

Clayton E. Parker, Esq. Kirkpatrick & Lockhart Preston Gates Ellis LLP 201 S. Biscayne Boulevard, Suite 2000 Miami, Florida 33131 Telephone: (305) 539-3300 Telecopier: (305) 358-7095	Matthew Ogurick, Esq. Kirkpatrick & Lockhart Preston Gates Ellis LLP 201 S. Biscayne Boulevard, Suite 2000 Miami, Florida 33131 Telephone: (305) 539-3300 Telecopier: (305) 358-7095

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to Be Registered(1)	Proposed Maximum Offering Price Per Share(1)(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Common Stock, no par value per share	48,650,000	$0.48	$23,352,000	$917.73
Total	48,650,000	$0.48	$23,352,000	$917.73

(1)	The shares of our Common Stock being registered hereunder are being registered for sale by the selling stockholders named in the Prospectus.
(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the closing price of $0.48 on the Over-the Counter Bulletin Board on February 20, 2008.
(3)	This fee has previously been paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the commission, acting pursuant to said Section 8(a), may determine.

The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION DATED MARCH 4, 2008

XSUNX, INC.

48,650,000 Shares of Common Stock

This Prospectus relates to the sale of up to 48,650,000 shares of our common stock of which (i) 40,000,000 shares may be sold by Fusion Capital Fund II, LLC and (ii) 8,650,000 shares may be sold by Cumorah Capital, Inc. Fusion Capital and Cumorah Capital are sometimes referred to in this Prospectus as the selling stockholders. The prices at which the selling stockholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive proceeds from the sale of our shares by Fusion Capital or Cumorah Capital.

Our common stock is registered under Section 12(g) of the Securities Exchange Act of 1934, as amended and quoted on the Over-the-Counter Bulletin Board under the symbol “XSNX”. On February 20, 2008, the last reported sale price for our common stock as reported on the Over-the-Counter Bulletin Board was $0.48 per share.

Investing in our common stock involves certain risks. See “Risk Factors” beginning on page 6 for a discussion of these risks.

Fusion Capital is an “underwriter” within the meaning of the Securities Act of 1933, as amended. Cumorah Capital may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is .

XSUNX, INC.

i

PROSPECTUS SUMMARY

Business

We are a Colorado corporation. Our principal executive offices are located at 65 Enterprise, Aliso Viejo, California 92656. Our telephone number is (949) 330-8060. The address of our website is www.xsunx.com. Information on our website is not part of this Prospectus.

XsunX is a development stage company with no significant sources of revenue to date. We are a thin-film photovoltaic (“TFPV”) company that intends to grow its business by manufacturing TFPV amorphous solar modules and selling them into what we believe is a high growth solar market opportunity. Our decision to pursue this strategy is based on our three years of research in the design and use of technologies for the manufacture of TFPV solar cells utilizing amorphous silicon. During this time we have developed the technical capabilities, qualified core staff, and market understanding that we believe will be necessary to establish product manufacturing infrastructure and take our product to market.

We have designed a TFPV solar module which we believe will deliver an average of 125 peak watts. To produce solar modules in commercial quantities we intend to processes glass substrates within a proprietary semiconductor manufacturing system which employs the design of a high-throughput, automated, continuous process. We believe that the design of our TFPV module and manufacturing system can deliver per watt costs significantly less than those of traditional crystalline silicon solar module manufacturers, and allow us to market TFPV modules that will be highly competitive with other thin film offerings.

Currently, we do not have a manufacturing facility. Our plan for growth is to build and operate a TFPV solar module manufacturing facility in the state of Oregon. Employing a phased roll-out of manufacturing capacities, our baseline production system is scheduled for installation in mid calendar year 2008, the installation of our first 25MW line is scheduled near the end of calendar 2008, and the installation of our 4th 25MW line is scheduled for early 2010. In anticipation of commercial production, we have begun to market our TFPV solar module under the brand name of the XsunX ASI-120. In anticipation of commercial production, we have developed a pre-sales reservation program, based upon the solar module manufacturing industry’s policy of pre-selling manufacturing capacity to system installers and large users of solar as is more fully described in the “Description of Business” and “Management’s Discussion and Analysis or Plan of Operations” sections of this Prospectus. The Company’s programenables qualified, interested parties to specify the amount of solar module capacity they anticipate purchasing at favorable per watt pricing. As of the date of this Prospectus, we have signed reservation agreements with solar system integrators indicating interest in 145 MW of production in calendar 2008, 2009, 2010.

The Offering

On November 1, 2007, we entered into a Purchase Agreement with Fusion Capital, an Illinois limited liability company. Under the Purchase Agreement, Fusion Capital is obligated, under certain conditions, to purchase shares from us in an aggregate amount of $21 million from time to time over a twenty-five (25) month period. We have sold 3,333,332 shares of common stock to Fusion Capital (together with 3,333,332 shares issuable under an immediately exercisable common stock purchase warrant that is not part of this offering) under the Purchase Agreement for total proceeds of $1,000,000. Under the terms of the Purchase Agreement, Fusion Capital has received a commitment fee consisting of 3,500,000 shares of our common stock. As of February 20, 2008, there were 173,403,188 shares outstanding (155,443,288 shares held by non-affiliates) excluding the shares offered by Fusion Capital pursuant to this Prospectus which it has not yet purchased from us. If all of such 40,000,000 shares offered hereby by Fusion Capital were issued and outstanding as of the date hereof, the 40,000,000 shares would represent approximately 23% of the total common stock outstanding or 26% of the non-affiliates shares outstanding as of the date hereof.The number of shares ultimately offered for sale by Fusion Capital is dependent upon the number of shares purchased by Fusion Capital under the Purchase Agreement.

Under the Purchase Agreement and the Registration Rights Agreement we are required to register 6,833,332 shares which have already been issued and at least 20,000,000 shares which we may issue to Fusion Capital after this registration statement is declared effective. We are registering under the Securities Act 40,000,000 shares of our common stock, 6,833,332 shares which have already been issued and

33,166,668 shares (13,166,668 shares more than we are required to register under the agreements) which we may issue to Fusion Capital after this registration statement is declared effective under the Securities Act. All 40,000,000 shares are being offered pursuant to this Prospectus. Under the Purchase Agreement, we have the right but not the obligation to sell more than the 40,000,000 shares to Fusion Capital. As of the date hereof, we do not have any plans or intent to sell to Fusion Capital any shares beyond the 40,000,000 shares offered hereby. However, if we elect to sell more than the 40,000,000 shares (which we have the right but not the obligation to do), we must first register under the Securities Act any additional shares we may elect to sell to Fusion Capital before we can sell such additional shares, which could cause substantial dilution to our shareholders.

We do not have the right to commence any additional sales of our shares to Fusion Capital until the SEC has declared effective the registration statement of which this Prospectus is a part. After the SEC has declared effective such registration statement, generally we have the right but not the obligation from time to time to sell our shares to Fusion Capital in amounts between $80,000 and $1.0 million depending on certain conditions. We have the right to control the timing and amount of any sales of our shares to Fusion Capital. The purchase price of the shares will be determined based upon the market price of our shares without any fixed discount at the time of each sale. Fusion Capital shall not have the right or the obligation to purchase any shares of our common stock on any business day that the price of our common stock is below $0.20. There are no negative covenants, restrictions on future fundings, penalties or liquidated damages in the Purchase Agreement or the Registration Rights Agreement. The Purchase Agreement may be terminated by us at any time at our discretion without any cost to us, however the agreement provides that neither party has the ability to amend the Purchase Agreement and the obligations of both parties are non-transferable.

We believe that, if we choose to sell up to all of the 33,166,668 shares offered hereby to Fusion Capital, we will have access to the remaining $20 million of funding potentially available to us as payment for purchases of our shares pursuant to the Purchase Agreement. However, no assurance can be given as to what shares we will actually sell to Fusion Capital. The Company and Fusion Capital agreed to $21 million because it was the maximum amount Fusion Capital would commit to the Company under the agreement and was based on arms-length negotiations between the parties. Based on the market price of our common stock as of February 20, 2008 ($0.48), proceeds to us from the sale of the remaining 33,166,668 shares of common stock would only be approximately $15,920,001. However, the market price of our common stock has been higher and lower than this amount during the past twelve months. We believe that as we execute on our business plan, the market price of our stock will increase and thereby allow us to realize the remaining $20 million under the agreement by selling the 33,166,668 shares or possibly fewer shares. However, no assurance can be given that this will occur.

On January 16, 2008, Cumorah Capital purchased 8,650,000 shares of the Company’s restricted common stock in a private transaction for total proceeds of $2,500,000.00. The Company agreed to register the 8,650,000 shares purchased by Cumorah Capital in the accompanying registration statement. Cumorah Capital is a Nevada corporation and an “accredited investor” as such term is defined in Rule 501(a) of Regulation D as promulgated by the U.S. Securities and Exchange Commission (“SEC”).

Common Stock Offered
48,650,000 shares by the selling stockholders
Offering Price
Market price
Common Stock Currently Outstanding
173,403,188 shares as of February 20, 2008
Use of Proceeds
We will not receive any proceeds of the shares offered by the selling stockholders. See “Use of Proceeds”.
Risk Factors
The securities offered hereby involve a high degree of risk. See “Risk Factors”.
Over-the-Counter Bulletin Board Symbol
XSNX.OB

FORWARD-LOOKING STATEMENTS

This Prospectus contains forward-looking statements. Such forward-looking statements include statements regarding, among other things, (a) our projected sales and profitability, (b) our growth strategies, (c) anticipated trends in our industry, (d) our future financing plans and (e) our anticipated needs for working capital. Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words “may”, “will”, “should”, “expect”, “anticipate”, “estimate”, “believe”, “intend” or “project” or the negative of these words or other variations on these words or comparable terminology. This information may involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements. These statements may be found under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” as well as in this Prospectus generally. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under “Risk Factors” and matters described in this Prospectus generally. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this filing will in fact occur. In addition to the information expressly required to be included in this filing, we will provide such further material information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not misleading.

SUMMARY FINANCIAL DATA

The following table below sets forth certain financial information derived from the Company’s audited consolidated financial statements and interim unaudited financial statements for the periods and at the dates indicated.

In 2003, the Company completed a Plan of Reorganization and Asset Purchase Agreement and changed the name of the Company from Sun River Mining, Inc. to XsunX, Inc. Due to the Company’s change in primary focus in October of 2003 and the developing nature of the business opportunities, these historical results may not necessarily be indicative of results to be expected for any future period. As such, future results of the Company may differ significantly from previous periods. The historical trends reflect this change of primary focus and the associated research and development period of the development stage company. This change in primary focus is the largest factor in the comparability of this information over time.

The information presented below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes.

	Years Ended					Period Ended Dec 31, 2007
	Sept 30, 2007	Sept 30, 2006	Sept 30, 2005	Sept 30, 2004	Sept 30, 2003
Statement of Operations Data:
Net Sales	6,880	8,000	—	—	—	0
Research and Development Expense	435,534	949,472	501,423	129,493	—	6,406
Loan Fees	—	628,834	115,000	—	—	89,300
Warrant Expenses	325,303	951,250	—	1,200,000	—	1,308,865
Income(Loss) from Continuing Operations	(1,289,497)	(3,441,940)	(1,400,839)	(1,509,068)	(145,868)	(1,914,928)
Income(Loss) from Continuing Operations per Common Share	$(0.01)	$(0.02)	$(0.02)	$(0.01)	$(0.02)	$(0.01)
Cash Flow Data:
Net cash provided by (used in) operating activities	(843,416)	(1,942,278)	(1,049,650)	(236,630)	(27,372)	(392,623)
Net cash used in investing activities	(1,822,942)	(2,099,736)	(191,995)	(12,267)	(3)	(192,865)
Net cash provided by financing activities	135,000	8,171,250	1,380,170	1,483,895	29,721	1,000,000
Balance Sheet Data:
Cash	1,773,748	4,305,105	175,869	37,344	2,346	2,188,260
Property Plant and Equipment, Net	499,868	397,626	165,831	2,270	—	472,035
Note Receivable	1,500,000	—	—	—	—	1,500,000
Marketable Prototype	1,765,000	1,765,000	—	—	—	1,765,000
Total Assets	5,742,260	6,859,464	441,684	72,114	2,349	6,171,783
Accounts Payable	259,652	582,161	78,377	89,030	—	238,897
Note Payable	—	—	850,000	1,225	—	—
Total Liabilities	312,688	588,699	974,233	96,163	—	293,974
Total Stockholders Equity (Deficit)	5,429,572	6,270,765	(532,549)	(24,049)	2,349	5,877,809
Long Term Obligations	—	—	—	—	—	—
Cash Dividends Declared per Common Share	$—	$—	$—	$—	$—	$—

SUPPLEMENTARY FINANCIAL INFORMATION

The following table presents the Company’s condensed operating results for each of the ten (10) fiscal quarters through the period ended December 31, 2007. The information for each of these quarters is unaudited. In the opinion of management, all necessary adjustments, which consist only of normal and recurring accruals, have been included to fairly present the unaudited quarterly results. This data should be read together with the Company’s consolidated financial statements and the notes thereto, and Management’s Discussions and Analysis of Financial Condition and Results of Operations.

Three (3) Months Ended (In Thousands)
	Dec 31, 2007	Sept. 30, 2007	June 30, 2007	Mar. 31 2007	Dec. 31, 2006	Sept. 30, 2006	June 30, 2006	Mar. 31, 2006	Dec 31, 2005	Sept. 30, 2005
Net Sales	0	0	0	7	0	0	0	0	8	0
Research and Development Expense	6	102	15	109	210	67	369	238	275	143
Loan Fees	89	0	0	0	0	0	0	0	213	115
Income (loss) from Continuing Operations	(106)	239	(496)	(448)	(584)	(174)	(1,121)	(551)	(1,596)	(749)
Income (loss) from Continuing Operations per common share	$(0.01)	$0.002	$(0.003)	$(0.01)	$(0.003)	$(0.001)	$(0.008)	$(0.01)	$(0.013)	$(0.006)

WHERE YOU CAN FIND US

Our principal executive offices are located at 65 Enterprise, Aliso Viejo, California 92656. Our telephone number is (949) 330-8060 and our website is www.xsunx.com.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and the other information in this Prospectus before investing in our common stock. If any of the following risks occur, our business, operating results and financial condition could be seriously harmed. Please note that throughout this Prospectus, the words “we”, “our” or “us” refer to the Company and not to the selling stockholders.

We Have Not Generated Any Significant Revenues And May Never Achieve Profitability.

We are a development stage company and, to date, have not generated any significant revenues. From inception through December 31, 2007, we had an accumulated deficit of $13,426,778. We cannot assure you that we can achieve or sustain profitability in the future. Our operations are subject to the risks and competition inherent in the establishment of a business enterprise. There can be no assurance that future operations will be profitable. Revenues and profits, if any, will depend upon various factors, including whether our product development can be completed, and if it will achieve market acceptance. We may not achieve our business objectives and the failure to achieve such goals would have an adverse impact on us.

We expect that we will need to obtain significant additional financing to continue to operate our business, including significant capital expenditures to install our initial 25MW per annum production capacity, and financing may be unavailable or available only on disadvantageous terms.

We have in the past experienced substantial losses and negative cash flow from operations and have required financing, including equity and debt financing, in order to pursue the commercialization of products based on our technologies. We expect that we will continue to need significant financing to operate our business, including capital expenditures to install our planned production capacity.

On November 1, 2007, XsunX signed a $21 million Purchase Agreement with Fusion Capital. Upon signing the agreement, XsunX received $1,000,000 from Fusion Capital as an initial purchase under the $21 million commitment in exchange for 3,333,332 shares of our common stock. Concurrently with entering into the Purchase Agreement, we entered into a registration rights agreement with Fusion Capital and we are registering under the Securities Act 40,000,000 shares of our common stock, 6,833,332 shares which have already been issued and 33,166,668 shares which we may issue to Fusion Capital after this registration statement is declared effective under the Securities Act. All 40,000,000 shares are being offered pursuant to this Prospectus. Under the Purchase Agreement, we have the right but not the obligation to sell more than the 40,000,000 shares to Fusion Capital. As of the date hereof, we do not have any plans or intent to sell to Fusion Capital any shares beyond the 40,000,000 shares offered hereby. However, if we elect to sell more than the 40,000,000 shares (which we have the right but not the obligation to do), we must first register under the Securities Act any additional shares we may elect to sell to Fusion Capital before we can sell such additional shares, which could cause substantial dilution to our shareholders.

After the SEC has declared effective the registration statement related to the transaction we only have the right over a 25-month period to receive $80,000 every two business days under the Purchase Agreement with Fusion Capital unless our stock price equals or exceeds $0.30, in which case we can sell greater amounts to Fusion Capital as the price of our common stock increases. Fusion Capital shall not have the right or the obligation to purchase any shares of our common stock on any business day that the market price of our common stock is less than $0.20. Assuming we sell only the 33,166,668 shares offered pursuant to this Prospectus (which Fusion Capital has not yet purchased from us), the selling price of these shares to Fusion Capital will have to average at least $0.6030 per share for us to receive the maximum remaining proceeds of $20.0 million. Assuming a purchase price of $0.48 per share (the closing sale price of the common stock on February 20, 2008) and the purchase by Fusion Capital of 33,166,668 shares under the Purchase Agreement, proceeds to us would be approximately $15,920,001.

Also, On January 16, 2008, Cumorah Capital purchased 8,650,000 shares of the Company’s restricted common stock in a private transaction for total proceeds of $2,500,000. The Company agreed to register the 8,650,000 shares purchased by Cumorah Capital. Cumorah Capital is a Nevada corporation and an Accredited Investor, as defined in Rule 501(a) of Regulation D as promulgated by the SEC.

The extent we rely on Fusion Capital as a source of funding will depend on a number of factors including, the prevailing market price of our common stock and the extent to which we are able to secure working capital from other sources. Specifically, Fusion Capital shall not have the right or the obligation to purchase any shares of our common stock on any business days that the market price of our common stock is less than $0.20. If obtaining sufficient financing from Fusion Capital were to prove unavailable or prohibitively dilutive and if we are unable to commercialize and sell enough of our TFPV amorphous solar modules, we will need to secure another source of funding in order to satisfy our working capital needs. Even if we are able to access the full $21.0 million under the Purchase Agreement with Fusion Capital, we may still need additional capital to fully implement our business, operating and development plans. Should the financing we require to sustain our working capital needs be unavailable or prohibitively expensive when we require it, the consequences could be a material adverse effect on our business, operating results, financial condition and prospects.

We are working to establish our manufacturing capacity for TFPV products in order to meet anticipated demand, and our revenues and profits will depend upon our ability to successfully complete our initial 25MW of manufacturing capacity and then to sell our TFPV products at volumes to match our available production capacity.

We do not currently have a manufacturing facility. We are working to establish initial manufacturing capacity of 25MW per annum and plan to expand manufacturing capacity to 100MW per annum by 2010. This plan includes establishing a new facility in Oregon. We will be installing and testing the equipment for this manufacturing facility internally and through third parties. We may experience delays, additional or unexpected costs and other adverse events in connection with our projects, including those associated with the equipment we purchase from third parties. Additionally, there can be no assurance that market demand will absorb our manufacturing capacity or that our marketing capabilities will be successful. As a result, we may not be able to realize revenues and profits based upon the expected capacity, or we may experience delays or reductions in these revenues and profits, and our business could be materially adversely affected.

Continued research and development efforts will be required to improve or maintain competitiveness of our products, and there can be no assurance that such efforts will be successful.

There can be no assurance that such research and development efforts will be successful or that we will be able to develop commercial applications for our products and technologies. Further, the areas in which we are developing technologies and products are characterized by rapid and significant technological change. Rapid technological development may result in our products becoming obsolete or noncompetitive. If future products based on our technologies cannot be developed for manufacture and sold commercially or our products become obsolete or noncompetitive, we may be unable to recover our investments or achieve profitability. In addition, the commercialization schedule may be delayed if we experience delays in meeting development goals, if products based on our technologies exhibit technical defects, or if we are unable to meet cost or performance goals. In this event, potential purchasers of products based on our technologies may choose alternative technologies and any delays could allow potential competitors to gain market advantages.

There is no assurance that the market will accept our products once commercial-scale manufacturing has been achieved.

There can be no assurance that products based on our technologies will be perceived as being superior to existing products or new products being developed by competing companies or that such products will otherwise be accepted by consumers. The market prices for products based on our technologies may exceed the prices of competitive products based on existing technologies or new products based on technologies currently under development by competitors. There can be no assurance that the prices of products based on our technologies will be perceived by consumers as cost-effective or that the prices of such products will be competitive with existing products or with other new products or technologies. If consumers do not accept products based on our technologies, we may be unable to recover our investments or achieve profitability.

Other companies, many of which have greater resources than we have, may develop competing products or technologies which cause products based on our technologies to become noncompetitive.

We will be competing with firms, both domestic and foreign, that perform research and development, as well as firms that manufacture and sell solar products. In addition, we expect additional potential competitors to enter the markets for solar products in the future. Some of these current and potential competitors are among the largest industrial companies in the world with longer operating histories, greater name recognition, access to larger customer bases, well-established business organizations and product lines and significantly greater resources and research and development staff and facilities. There can be no assurance that one or more such companies will not succeed in developing technologies or products that will become available for commercial sale prior to our products, that will have performance superior to products based on our technologies or that would otherwise render our products noncompetitive. If we fail to compete successfully, our business would suffer and we may lose or be unable to gain market share.

The loss of strategic relationships used in the development of our products and the systems and components to our planned 25MW manufacturing system could impede our ability to complete our product and/or our initial manufacturing system and result in a material adverse effect causing our business to suffer.

We have established a plan of operations under which a portion of our operations rely on strategic relationships with third parties, to provide systems design, assembly and support. A loss of any of our third party relationships for any reason could cause us to experience difficulties in implementing our business strategy. The loss of any strategic relationship could severely impede our ability to complete the assembly of our planned manufacturing facility causing, at minimum, delays and the need to re-qualify suitable providers. There can be no assurance that we could establish other relationships of adequate expertise in a timely manner or at all.

The loss of existing vendor relationships or inability to locate vendors with the specific capabilities or capacities could significantly impede our ability to commercialize the Company’s technology resulting in a material adverse effect causing the business to suffer.

We rely on vendors to provide materials for use in our manufacturing process, component parts, and equipment for use in the assembly of our manufacturing system. A loss of any of these vendor relationships or an inability to locate vendors with capabilities and/or capacities necessary to meet our manufacturing system assembly requirements or provide materials in sufficient quantities to support our product production efforts could cause the Company to experience difficulties in implementing our business strategy. The loss of any vendor relationship could severely impede our ability to complete the assembly of our planned manufacturing facility and/or impede or prevent us from producing products thereby causing, at minimum, delays and the need to re-qualify vendors and materials. There can be no assurance that we could establish other relationships of adequate expertise or qualification in a timely manner or at all.

We cannot guarantee you that our patents are broad enough to provide any meaningful protection nor can we assure you that one of our competitors may not develop more effective technologies, designs or methods without infringing our intellectual property rights or that one of our competitors might not design around our technologies.

We have been granted, and exclusively own, three patents from the United States Patent and Trademark Office. We have also been granted a license to a patent and technology portfolio relating to photovoltaic technology design, manufacturing processes, and the development of technology. Under our current plans we intend to leverage the technical experience and knowhow we have developed while working to commercialize our patents and licensed technologies. However, our current TFPV solar module design leverages our experience and knowhow but independently is not the product of nor is it protected under any domestic or international patent rights. Our patents and licenses, and our proprietary TFPV solar module designs, may not protect us against our competitors, and patent litigation is very expensive. We may not have sufficient cash available to pursue any patent litigation to its conclusion because currently we do not generate revenues.

We cannot rely solely on our current patents or our proprietary TFPV solar module designs to be successful. The standards that the U.S. Patent and Trademark Office and foreign patent office’s use to grant patents, and the standards that U.S. and foreign courts use to interpret patents are not the same and are not always applied predictably or uniformly and can change, particularly as new technologies develop. As such, the degree of patent protection obtained in the U.S. May differ substantially from that obtained in various foreign countries. In some instances, patents have been issued in the U.S. while substantially less or no protection has been obtained in Europe or other countries.

We cannot be certain of the level of protection, if any, that will be provided by our patents or our efforts to maintain the secrecy of our proprietary TFPV solar module designs. If we attempt to enforce them and they are challenged in court where our competitors may raise defenses such as invalidity, unenforceability or possession of a valid license. In addition, the type and extent of any patent claims that may be issued to us in the future are uncertain. Our patents may not contain claims that will permit us to stop competitors from using similar technology.

We may suffer the loss of key personnel or may be unable to attract and retain qualified personnel to maintain and expand our business.

Our success is highly dependent on the continued services of a limited number of skilled managers, scientists and technicians. The loss of any of these individuals could have a material adverse effect on us. In addition, our success will depend upon, among other factors, the recruitment and retention of additional highly skilled and experienced management and technical personnel. There can be no assurance that we will be able to retain existing employees or to attract and retain additional personnel on acceptable terms given the competition for such personnel in industrial, academic and nonprofit research sectors.

Raw Material Costs Could Impact Our Cost Of Goods And Our Ability To Successfully Develop Our Products and Technologies.

Higher costs for certain raw materials and commodities, principally glass, resin-based polymers and industrial gases, as well as higher energy costs, could negatively impact our cost of operations. While we have developed strategies to mitigate or partially offset the impact of higher raw material, commodity and energy costs, there can be no assurances such measures will be successful. In addition, no assurances can be given that the magnitude and duration of these cost increases or any future cost increases will not have a larger adverse impact on our profitability and consolidated financial position than currently anticipated. As part of our planned research and development activities, we are attempting to reduce costs through improved automation and substitution strategies. There can be no assurances that we will succeed in these future cost-reduction efforts, which may be essential for the continued development of our competitive presence.

Due to our need to lease manufacturing facilities of suitable size we may encounter difficulties in locating and qualifying for the necessary manufacturing space we need to effectuate our plan.

Our current commercial research and development facilities, located in Golden Colorado, are not sufficient in size to allow for our commercial TFPV module production plans. We will need to secure at least 65,000 sq. ft. of additional commercial space. There can be no assurance that we can locate facilities that are appropriate for our operations, or that we can negotiate reasonable lease terms, qualify, or find access to sufficient utility infrastructure Our failure to secure suitable manufacturing facilities will have a material adverse effect limiting and potentially prohibit our ability to successfully complete our plan to build and operate 25 MW of TFPV solar module manufacturing capabilities.

Colorado Law Provides Indemnification For Officers, Directors, Employees and Agents of The Company, Which Could Result in Substantial Expenditures By and Have An Adverse Effect On Our Company.

The Colorado Business Corporation Act provides for the indemnification of its directors, officers, employees, and agents, under certain circumstances, against attorney’s fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities on behalf of the Company. The Company will also bear the expenses of such litigation for any of its directors, officers, employees, or agents, upon such person’s promise to repay the Company therefore if it is ultimately determined that any such person shall not have been entitled to indemnification. This indemnification policy could result in substantial expenditures by the Company which it may be unable to recoup and such expenditures could have an adverse effect on our Company.

Colorado Law Excludes Personal Liability of Our Directors To The Company Which Could Limit Our Right To Recover Damages And Have An Adverse Effect On Our Company.

The Colorado Business Corporation Act excludes personal liability of its directors to the Company and its stockholders for monetary damages for breach of fiduciary duty except in certain specified circumstances. Accordingly, the Company will have a much more limited right of action against its directors than otherwise would be the case, which could have an adverse effect on our Company. This provision does not affect the liability of any director under federal or applicable state securities laws.

Compliance With Sarbanes-Oxley Could Be Time Consuming and Costly, Which Could Cause Our Independent Registered Public Accounting Firm To Conclude That Our Internal Control Over Financial Reporting Is Not Effective.

As a public company, we are required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, which will require annual management assessments of the effectiveness of our internal control over financial reporting and a report by our independent registered public accounting firm that both addresses management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting. During the course of our testing, we may identify deficiencies which we may not be able to remediate in time to meet our deadline for compliance with Section 404. Testing and maintaining internal controls can divert our management’s attention from other matters that are important to our business. We also expect the new regulations to increase our legal and financial compliance cost, make it more difficult to attract and retain qualified officers and members of our Board of Directors (particularly to serve on an audit committee) and make some activities more difficult, time consuming and costly. We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Our independent registered public accounting firm may not be able or willing to issue an unqualified report on the effectiveness of our internal control over financial reporting. If we conclude that our internal control over financial reporting is not effective, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or their effect on our operations since there is presently no precedent available by which to measure compliance adequacy. If we are unable to conclude that we have effective internal control over financial reporting or our independent auditors are unable to provide us with an unqualified report as required by Section 404, then we may be unable to continue to have our common stock traded on the Over-the-Counter Bulletin Board and investors could lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.

Our Common Stock is deemed a low-priced “penny” stock, therefore an investment in our common stock should be considered high risk and subject to marketability restrictions.

Since our common stock is a penny stock, as defined in Rule 3a51-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), it will be more difficult for investors to liquidate their investment. Until the trading price of the common stock rises above $5.00 per share, if ever, trading in our common stock is subject to the penny stock rules of the Exchange Act specified in rules 15g-1 through 15g-10. Those rules require broker-dealers, before effecting transactions in any penny stock, to:

•	Deliver to the customer, and obtain a written receipt for, a disclosure document;
•	Disclose certain price information about the stock;
•	Disclose the amount of compensation received by the broker-dealer or any associated person of the broker-dealer;
•	Send monthly statements to customers with market and price information about the penny stock; and
•	In some circumstances, approve the purchaser’s account under certain standards and deliver written statements to the customer with information specified in the rules.

Consequently, the penny stock rules may restrict the ability or willingness of broker-dealers to sell our common stock and may affect the ability of holders to sell their common stock in the secondary market and the price at which such holders can sell any such securities. These additional procedures could also limit our ability to raise additional capital in the future.

We Do Not Anticipate Paying Any Cash Dividends, Which Could Reduce The Value Of Your Stock.

We have never paid cash dividends on our common stock and do not anticipate paying cash dividends in the foreseeable future. The payment of dividends on our common stock will depend on earnings, financial condition and other business and economic factors affecting it at such time as our Board of Directors may consider relevant. If we do not pay dividends, our common stock may be less valuable because a return on your investment will only occur if our stock price appreciates.

There Is A Limited Public Market For Our Common Stock, Which Could Prevent You From Liquidating Your Investment.

There is only a limited public market for the Company’s common stock, and no assurance can be given that a market will continue or that a stockholder ever will be able to liquidate his investment without considerable delay, if at all. If a market should continue, the price may be highly volatile. Factors such as those discussed in this “Risk Factors” section may have a significant impact upon the market price of our common stock. Due to the low price of the securities, many brokerage firms may not be willing to effect transactions in our common stock. Even if a purchaser finds a broker willing to effect a transaction in our common stock, the combination of brokerage commissions, state transfer taxes, if any, and any other selling costs may exceed the selling price. Further, many lending institutions will not permit the use of our common stock as collateral for any loans.

The sale of our Common Stock to Fusion Capital may cause dilution and the sale of the shares of Common Stock acquired by Fusion Capital could cause the price of our Common Stock to decline.

In connection with entering into the Purchase Agreement, we are registering under the Securities Act 40,000,000 shares of our common stock, 6,833,332 shares which have already been issued and 33,166,668 shares which we may issue to Fusion Capital after this registration statement is declared effective under the Securities Act. All 40,000,000 shares are being offered pursuant to this Prospectus. Under the Purchase Agreement, we have the right but not the obligation to sell more than the 40,000,000 shares to Fusion Capital. As of the date hereof, we do not have any plans or intent to sell to Fusion Capital any shares beyond the 40,000,000 shares offered hereby. However, if we elect to sell more than the 40,000,000 shares (which we have the right but not the obligation to do), we must first register under the Securities Act any additional shares we may elect to sell to Fusion Capital before we can sell such additional shares, which could cause substantial dilution to our shareholders.

The number of shares ultimately offered for sale by Fusion Capital is dependent upon the number of shares purchased by Fusion Capital under the Purchase Agreement. The purchase price for the common stock to be sold to Fusion Capital pursuant to the Purchase Agreement will fluctuate based on the price of our common stock. All 40,000,000 shares being registered hereunder are expected to be freely tradable. It is anticipated that shares registered under such Registration Statement will be sold over a period of up to twenty-five (25) months from the date of such Prospectus. Depending upon market liquidity at the time, a sale of shares under such offering at any given time could cause the trading price of our common stock to decline. Fusion Capital may ultimately purchase all, some or none of the 33,166,668 shares of common stock being registered herewith which have not already been purchased by Fusion Capital. After it has acquired such shares, it may sell all, some or none of such shares. Therefore, sales to Fusion Capital by us under the Purchase Agreement may result in substantial dilution to the interests of other holders of our common stock. The sale of a substantial number of shares of our common stock under this offering, or anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales. However, we have the right to control the timing and amount of any sales of our shares to Fusion Capital and the Purchase Agreement may be terminated by us at any time at our discretion without any cost to us.

The Market Price Of Our Common Stock Is Highly Volatile, Which Could Adversely Affect The Market Price Of Your Stock.

The market price of our common stock is likely to be highly volatile and could fluctuate widely in price in response to various factors, many of which are beyond our control, including:

•	technological innovations or new products and services by us or our competitors;
•	additions or departures of key personnel;
•	sales of our common stock;
•	our ability to integrate operations, technology, products and services;
•	our ability to execute our business plan;
•	operating results below expectations;
•	loss of any strategic relationship;
•	industry developments;
•	economic and other external factors; and
•	period-to-period fluctuations in our financial results.

Because we have a limited operating history with limited revenues to date, you may consider any one of these factors to be material. Our stock price may fluctuate widely as a result of any of the above listed factors.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our common stock.

An Adverse Ruling in the Wharton Capital Litigation Could Reduce The Proceeds Available To Us From Sales of Common Stock to Fusion Capital.

On January 3, 2008, Wharton Capital Partners, Ltd, and Wharton Capital Markets LLC, filed an action in the U.S. District Court for the Southern District of New York against the Company pursuant to which plaintiffs seek fees in an amount equal to seven percent (7%) of the gross proceeds received by the Company under the Purchase Agreement. Although the Company asserts that no fees are owed to Wharton Capital Partners, Ltd, Wharton Capital Markets LLC or Capitoline Financial Group LLC, an adverse ruling in favor of plaintiffs could reduce the amount of gross proceeds the Company would otherwise receive under the Purchase Agreement by up to seven percent (7%).

USE OF PROCEEDS

This Prospectus relates to shares of our common stock that may be offered and sold from time to time by the selling stockholders. We will receive no proceeds from the sale of shares of common stock in this offering. However, we have received (a) $1,000,000 from Fusion Capital in connection with the initial sale of shares under the Purchase Agreement and we may receive up to an additional $20 million in proceeds from the sale of our common stock to Fusion Capital under the Purchase Agreement and (b) $2.5 million in proceeds from the prior sale of our common stock to Cumorah Capital. Any proceeds from Fusion Capital we receive under the Purchase Agreement will be used for working capital and general corporate purposes.

The proceeds received by the Company under the Purchase Agreement are expected to be used to build an initial base production system delivering full size commercial quality solar modules, and initiate the manufacture of the first of four (4) planned twenty-five (25) megawatt systems under the Company’s planned one hundred (100) megawatt thin film solar module production facility. Proceeds may also be used to lease and prepare manufacturing facilities with the necessary support systems for the manufacturing line, inventory, staff, and general working capital. We have provided the table below (as an illustration only) which reflects the receipt by the Company of an aggregate of $23,500,000 in proceeds from the completed sales to both Fusion Capital and Cumorah Capital and which also assumes the future sale to Fusion Capital of up to an additional $20,000,000 (the maximum possible) in shares of our common stock under the Purchase Agreement. Please also note that if we are unsuccessful in defending the Wharton Action described in the “Legal Proceedings” section of this Prospectus, each of the figures set forth herein below would be reduced by up to seven percent (7%):

Aggregate Proceeds To Be Received by the Company (Fusion Capital and Cumorah Capital)
Manufacturing Equipment and Sub Systems	$12,773,974
Working Capital and General and Administrative	6,998,279
Lease Payments and Manufacturing Leasehold Improvements	2,725,098
New Manufacturing Devices, Techniques and R&D	1,002,649
Total:	$23,500,000

The table below reflects (as an illustration only) our use of proceeds based on the issuance of 33,166,668 shares to Fusion Capital at the market price of our shares as of February 20, 2008 ($0.48 per share) and also the floor price as set forth in the Purchase Agreement ($0.20 per share). The table also includes $1,000,000 in proceeds already received by the Company for the sale of 3,333,332 shares to Fusion under the Purchase Agreement, and $2,500,000 in proceeds received by the Company from the sale of 8,650,000 shares to Cumorah Capital. Please also note that if we are unsuccessful in defending the Wharton Action described in the “Legal Proceedings” section of this Prospectus, each of the figures set forth herein below could be reduced by up to seven percent (7%):

Use of Proceeds From Sale of 33,166,668 shares of Common Stock To Fusion Capital (Including Previous Sales to Fusion Capital and Cumorah Capital)	Market Price at February 20, 2007 ($0.48)	Floor Price ($0.20)
Manufacturing Equipment and Sub Systems	$11,300,000	$5,900,000
Working Capital and General and Administrative	5,020,001	2,608,334
Lease Payments and Manufacturing Leasehold Improvements	2,300,000	1,400,000
New Manufacturing Devices, Techniques and R&D	800,000	225,000
Total:	$19,420,001	$10,133,334

SELLING STOCKHOLDERS

The following table presents information regarding the selling stockholders. Neither the selling stockholders nor any of their affiliates has held a position or office, or had any other material relationship, with us.

Selling Stockholder	Shares Beneficially Owned Before Offering		Percentage of Outstanding Shares Beneficially Owned Before Offering(1)		Shares to be Sold in the Offering Assuming The Company Issues All 33,166,668 Number of Shares Offered Hereby		Percentage of Outstanding Shares Beneficially Owned After Offering(1)
Fusion Capital Fund II, LLC(2)	8,496,707	(3)	4.9	%(4)	40,000,000	(3)	1.9	%(3)
Cumorah Capital, Inc.(5)	8,650,000		4.99%		8,650,000		0%
Total:	17,146,707		9.89%		48,650,000		1.9%

(1)	Applicable percentage of ownership is based on 173,403,188 shares of our common stock outstanding as of February 20, 2008, together with securities exercisable or convertible into shares of Common Stock within sixty (60) days of February 20, 2008 for each selling stockholder. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Note that affiliates are subject to Rule 144 and insider trading regulations, percentage computation is for form purposes only.
(2)	Steven G. Martin and Joshua B. Scheinfeld, the principals of Fusion Capital, are deemed to be beneficial owners of all of the shares of common stock owned by Fusion Capital. Messrs. Martin and Scheinfeld have shared voting and disposition power over the shares being offered under this Prospectus.
(3)	As of the date hereof, 6,833,332 shares of our common stock have been acquired by Fusion Capital under the Purchase Agreement, consisting of (i) 3,333,332 shares purchased by Fusion Capital for $1,000,000 and (ii) 3,500,000 shares we issued to Fusion Capital as a commitment fee. In addition, under the Purchase Agreement Fusion Capital acquired a warrant to purchase 3,333,332 shares of our common stock which is immediately exercisable subject to a 4.9% ownership limitation in accordance with the terms of the warrants. The shares underlying the warrants are not part of this offering. The Company may elect in its sole discretion to sell to Fusion Capital up to an additional 33,166,668 shares under the Purchase Agreement but Fusion Capital does not presently beneficially own those shares as determined in accordance with the rules of the SEC.
(4)	Fusion Capital beneficially owns 3.94% of the outstanding shares not including those shares which may be issued to Fusion Capital upon exercise of an immediately exercisable warrant, and 4.9% of the outstanding shares including such warrant shares as a result of a 4.9% ownership limitation in accordance with the terms of the warrants.
(5)	Mr. William E. Beifuss, President of Cumorah Capital, is deemed to be the beneficial owner of all of the shares of common stock owned by Cumorah Capital. Mr. William E. Beifuss has voting and disposition power over the shares being offered under this Prospectus. Cumorah Capital is not a broker dealer or an affiliate of a broker dealer.

THE FUSION TRANSACTION

General

On November 1, 2007, we entered into a Purchase Agreement with Fusion Capital, an Illinois limited liability company. Under the Purchase Agreement, Fusion Capital is obligated, under certain conditions, to purchase shares from us in an aggregate amount of $21 million from time to time over a twenty-five (25) month period. We have sold 3,333,332 shares of common stock to Fusion Capital (together with 3,333,332 shares issuable under an immediately exercisable common stock purchase warrant that is not part of this offering) under the Purchase Agreement for total proceeds of $1,000,000. Under the terms of the Purchase Agreement, Fusion Capital has received a commitment fee consisting of 3,500,000 shares of our common stock. As of February 20, 2008, there were 173,403,188 shares outstanding (155,443,288 shares held by non-affiliates) excluding the 33,166,668 shares offered by Fusion Capital pursuant to this Prospectus which it has not yet purchased from us. If all of such 33,166,668 shares offered hereby were issued and outstanding as of the date hereof, the 33,166,668 shares would represent 19.12% of the total common stock outstanding or 21.33% of the non-affiliates shares outstanding as of the date hereof.The number of shares ultimately offered for sale by Fusion Capital is dependent upon the number of shares purchased by Fusion Capital under the Purchase Agreement.

Under the Purchase Agreement and the Registration Rights Agreement we are required to register 6,833,332 shares which have already been issued and at least 20,000,000 shares which we may issue to Fusion Capital after this registration statement is declared effective. We are registering under the Securities Act 40,000,000 shares of our common stock, 6,833,332 shares which have already been issued and 33,166,668 shares (13,166,668 shares more than we are required to register under the agreements) which we may issue to Fusion Capital after this registration statement is declared effective under the Securities Act. All 40,000,000 shares are being offered pursuant to this Prospectus. Under the Purchase Agreement, we have the right but not the obligation to sell more than the 40,000,000 shares to Fusion Capital. As of the date hereof, we do not have any plans or intent to sell to Fusion Capital any shares beyond the 40,000,000 shares offered hereby. However, if we elect to sell more than the 40,000,000 shares (which we have the right but not the obligation to do), we must first register under the Securities Act any additional shares we may elect to sell to Fusion Capital before we can sell such additional shares, which could cause substantial dilution to our shareholders.

We do not have the right to commence any additional sales of our shares to Fusion Capital until the SEC has declared effective the registration statement of which this Prospectus is a part. After the SEC has declared effective such registration statement, generally we have the right but not the obligation from time to time to sell our shares to Fusion Capital in amounts between $80,000 and $1.0 million depending on certain conditions. We have the right to control the timing and amount of any sales of our shares to Fusion Capital. The purchase price of the shares will be determined based upon the market price of our shares without any fixed discount at the time of each sale. Fusion Capital shall not have the right or the obligation to purchase any shares of our common stock on any business day that the price of our common stock is below $0.20. There are no negative covenants, restrictions on future fundings, penalties or liquidated damages in the Purchase Agreement or the Registration Rights Agreement. The Purchase Agreement may be terminated by us at any time at our discretion without any cost to us, however the agreement provides that neither party has the ability to amend the Purchase Agreement and the obligations of both parties are non-transferable.

We believe that, if we choose to sell up to all of the 33,166,668 shares offered hereby to Fusion Capital, we will have access to the remaining $20 million of funding potentially available to us as payment for purchases of our shares pursuant to the Purchase Agreement. However, no assurance can be given as to what shares we will actually sell to Fusion Capital. The Company and Fusion Capital agreed to $21 million because it was the maximum amount Fusion Capital would commit to the Company under the agreement and was based on arms-length negotiations between the parties. Based on the market price of our common stock as of February 20, 2008 ($0.48), proceeds to us from the sale of the remaining 33,166,668 shares of common stock would only be approximately $15,920,001. However, the market price of our common stock has been higher and lower than this amount during the past twelve months. We believe that as we execute on our business plan, the market price of our stock will increase and thereby allow us to realize the remaining $20 million under the agreement by selling the 33,166,668 shares or possibly fewer shares. However, no assurance can be given that this will occur.

Purchase of Shares Under the Purchase Agreement

Under the Purchase Agreement, on any business day selected by us, we may direct Fusion Capital to purchase up to $80,000 of our common stock. The purchase price per share is equal to the lesser of:

•	the lowest sale price of our common stock on the purchase date; and
•	the average of the three (3) lowest closing sale prices of our common stock during the twelve (12) consecutive business days prior to the date of a purchase by Fusion Capital.

The purchase price will be equitably adjusted for any reorganization, recapitalization, non-cash dividend, stock split, or other similar transaction occurring during the business days used to compute the purchase price. We may direct Fusion Capital to make multiple purchases from time to time in our sole discretion; no sooner then every two (2) business days.

Our Right to Increase the Amount to Be Purchased

In addition to purchases of up to $80,000 from time to time, we may also from time to time elect on any single business day selected by us to require Fusion Capital to purchase our shares in an amount up to $200,000 provided that our share price is not below $0.30 during the three (3) business days prior to and on the purchase date. We may increase this amount to up to $400,000 if our share price is not below $0.50 during the three (3) business days prior to and on the purchase date. This amount may also be increased to up to $600,000 if our share price is not below $0.80 during the three (3) business days prior to and on the purchase date. This amount may also be increased to up to $1.0 million if our share price is not below $1.25 during the three (3) business days prior to and on the purchase date. We may direct Fusion Capital to make multiple large purchases from time to time in our sole discretion; however, at least two (2) business days must have passed since the most recent large purchase was completed. The price at which our common stock would be purchased in this type of larger purchases will be the lesser of (i) the lowest sale price of our common stock on the purchase date and (ii) the lowest purchase price (as described above) during the previous ten (10) business days prior to the purchase date.

Minimum Purchase Price

Under the Purchase Agreement, we have set a minimum purchase price (“floor price”) of $0.20. However, Fusion Capital shall not have the right or the obligation to purchase any shares of our common stock in the event that the purchase price would be less the floor price. Specifically, Fusion Capital shall not have the right or the obligation to purchase shares of our common stock on any business day that the market price of our common stock is below $0.20.

Events of Default

Generally, Fusion Capital may terminate the Purchase Agreement without any liability or payment to the Company upon the occurrence of any of the following events of default:

•	the effectiveness of the registration statement of which this Prospectus is a part of lapses for any reason (including, without limitation, the issuance of a stop order) or is unavailable to Fusion Capital for sale of our common stock offered hereby and such lapse or unavailability continues for a period of ten (10) consecutive business days or for more than an aggregate of thirty (30) business days in any 365-day period;
•	suspension by our principal market of our common stock from trading for a period of three (3) consecutive business days;
•	the de-listing of our common stock from our principal market provided our common stock is not immediately thereafter trading on the Nasdaq Global Market, the Nasdaq Capital Market, the New York Stock Exchange or the American Stock Exchange;
•	the transfer agent’s failure for five (5) business days to issue to Fusion Capital shares of our common stock which Fusion Capital is entitled to under the Purchase Agreement;

•	any material breach of the representations or warranties or covenants contained in the Purchase Agreement or any related agreements which has or which could have a material adverse effect on us subject to a cure period of five (5) business days; or
•	any participation or threatened participation in insolvency or bankruptcy proceedings by or against us.

Our Termination Rights

We have the unconditional right at any time for any reason to give notice to Fusion Capital terminating the Purchase Agreement without any cost to us.

No Short-Selling or Hedging by Fusion Capital

Fusion Capital has agreed that neither it nor any of its affiliates shall engage in any direct or indirect short-selling or hedging of our common stock during any time prior to the termination of the Purchase Agreement.

Effect of Performance of the Common Stock Purchase Agreement on Our Stockholders

All 40,000,000 shares registered on behalf of Fusion Capital in this offering are expected to be freely tradable. It is anticipated that shares registered in this offering will be sold over a period of up to twenty-five (25) months from the date of this Prospectus. The sale by Fusion Capital of a significant amount of shares registered in this offering at any given time could cause the market price of our common stock to decline and to be highly volatile. Fusion Capital may ultimately purchase all, some or none of the 33,166,668 shares of common stock not yet issued but registered in this offering. After it has acquired such shares, it may sell all, some or none of such shares. Therefore, sales to Fusion Capital by us under the Purchase Agreement may result in substantial dilution to the interests of other holders of our common stock. However, we have the right to control the timing and amount of any sales of our shares to Fusion Capital and the Purchase Agreement may be terminated by us at any time at our discretion without any cost to us.

The number of shares ultimately offered for sale by Fusion Capital under this Prospectus is dependent upon the number of shares purchased by Fusion Capital under the Purchase Agreement. The following table sets forth the amount of proceeds we would receive from Fusion Capital from the sale of shares at varying purchase prices:

Assumed Average Purchase Price	Number of Shares to be Issued if Full Purchase(2)	Percentage of Outstanding Shares After Giving Effect to the Issuance to Fusion Capital(1)	Proceeds from the Sale of Shares to Fusion Capital Under the Purchase Agreement(2)
$0.20	33,166,668	16.06%	$6,633,334
$0.30	33,166,668	16.06%	$9,950,000
$0.40	33,166,668	16.06%	$13,266,667
$0.48(3)	33,166,668	16.06%	$15,920,001
$0.50	33,166,668	16.06%	$16,583,334
$0.75	26,666,667	13.33%	$20,000,000
$1.00	20,000,000	10.34%	$20,000,000
$2.00	10,000,000	5.45%	$20,000,000

(1)	The denominator is based on 173,403,188 shares outstanding as of February 20, 2008, which includes the 6,833,332 shares previously issued to Fusion Capital and the number of shares set forth in the adjacent column. The numerator is based on the number of shares issuable under the Purchase Agreement at the corresponding assumed purchase price set forth in the adjacent column.
(2)	Includes the 33,116,668 shares of common stock being purchased at the assumed average purchase price. Does not include the 3,333,332 shares of common stock previously purchased by Fusion Capital under the Purchase Agreement for $1,000,000 and 3,500,000 shares of our common stock issued to Fusion Capital as a commitment fee under the Purchase Agreement.
(3)	Closing sale price of our shares on February 20, 2008.

Under the Purchase Agreement, we have the right but not the obligation to sell more than the 40,000,000 shares to Fusion Capital, which includes the 6,833,332 shares previously issued to Fusion Capital. As of the date hereof, we do not have any plans or intent to sell to Fusion Capital any shares beyond the 40,000,000 shares offered hereby. However, if we elect to sell more than the 40,000,000 shares (33,166,668 shares not including the 6,833,332 shares previously issued to Fusion Capital), which we have the right but not the obligation to do, we must first register under the Securities Act any additional shares we may elect to sell to Fusion Capital before we can sell such additional shares, which could cause substantial dilution to our shareholders.

Material Terms of the Registration Rights Agreement

In connection with the Purchase Agreement, the Company and Fusion Capital entered into that certain Registration Rights Agreement, dated November 1, 2007, pursuant to which the Company provided to Fusion Capital certain registration rights under the Securities Act. Specifically, the Company shall file with the SEC a registration statement covering 6,833,332 initial shares issued by the Company to Fusion Capital on November 1, 2007 plus 20,000,000 additional shares which may be issued by the Company to Fusion Capital from time to time after November 1, 2007 pursuant to the Purchase Agreement (collectively, the “Registrable Securities” ). Furthermore, the Company agreed to use its best efforts to have such registration statement or amendment(s) declared effective by the SEC at the earliest possible date, and the Company shall use reasonable best efforts to keep such registration statement effective pursuant to Rule 415 promulgated under the Securities Act and available for sales of all of the Registrable Securities at all times until the earlier of (i) the date as of which Fusion Capital may sell all of the Registrable Securities without restriction pursuant to Rule 144(k) promulgated under the Securities Act (or successor thereto) or (ii) the date on which (A) Fusion Capital shall have sold all the Registrable Securities and no available amount remains under the Purchase Agreement.

All reasonable expenses, other than sales or brokerage commissions, incurred in connection with registrations, filings or qualifications, including, without limitation, all registration, listing and qualifications fees, printers and accounting fees, and fees and disbursements of counsel for the Company, shall be paid by the Company.

Material Terms of the Common Stock Purchase Warrants

In connection with the Purchase Agreement, the Company issued two (2) immediately exercisable common stock purchase warrants to Fusion Capital on November 1, 2007. The first warrant entitles Fusion Capital to purchase up to 1,666,666 shares of the Company’s common stock at a purchase price equal to $0.50 per share and the second warrant entitles Fusion Capital to purchase 1,666,666 shares of the Company’s common stock at a purchase price equal to $0.75 per share. Both warrants expire on October 31, 2012. If at any time the shares of common stock underlying the warrants are not registered and would not be freely tradable upon an exercise of the warrant and cash payment, then Fusion Capital may elect to exercise the warrants via a “cashless” exercise in accordance with the formula set forth in the warrants.

THE CUMORAH CAPITAL TRANSACTION

On January 17, 2008, Cumorah Capital purchased 8,650,000 shares of the Company’s restricted common stock in a private transaction for total proceeds of $2,500,000. The Company agreed to register the 8,650,000 shares purchased by Cumorah Capital in the accompanying registration statement. Cumorah Capital is a Nevada corporation and an “accredited investor” as such term is defined in Rule 501(a) of Regulation D as promulgated by the SEC. The Company accepted the Cumorah Capital investment for use in the support of efforts to build and operate a solar module manufacturing facility. There is no relationship between Cumorah Capital and Fusion Capital.

PLAN OF DISTRIBUTION

The common stock offered by this Prospectus is being offered by the selling stockholders. The common stock may be sold or distributed from time to time by the selling stockholders directly to one or more purchasers or through brokers, dealers, or underwriters who may act solely as agents at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The sale of the common stock offered by this Prospectus may be effected in one or more of the following methods:

•	ordinary brokers’ transactions;
•	transactions involving cross or block trades;
•	through brokers, dealers, or underwriters who may act solely as agents;
•	“at the market” into an existing market for the common stock;
•	in other ways not involving market makers or established business markets, including direct sales to purchasers or sales effected through agents;
•	in privately negotiated transactions; or
•	any combination of the foregoing.

In order to comply with the securities laws of certain States, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain States, the shares may not be sold unless they have been registered or qualified for sale in the state or an exemption from the registration or qualification requirement is available and complied with.

Brokers, dealers, underwriters, or agents participating in the distribution of the shares as agents may receive compensation in the form of commissions, discounts, or concessions from the selling stockholders and/or purchasers of the common stock for whom the broker-dealers may act as agent. The compensation paid to a particular broker-dealer may be less than or in excess of customary commissions.

Fusion Capital is an “underwriter” within the meaning of the Securities Act. Cumorah Capital may be deemed to be an “underwriter” within the meaning of the Securities Act.

Neither we nor the selling stockholders can presently estimate the amount of compensation that any agent will receive. We know of no existing arrangements between the selling stockholders, any other stockholder, broker, dealer, underwriter, or agent relating to the sale or distribution of the shares offered by this Prospectus. At the time a particular offer of shares is made, a prospectus supplement, if required, will be distributed that will set forth the names of any agents, underwriters, or dealers and any compensation from the selling stockholders, and any other required information.

We will pay all of the expenses incident to the registration, offering, and sale of the shares to the public other than commissions or discounts of underwriters, broker-dealers, or agents. We have also agreed to indemnify Fusion Capital and related persons against specified liabilities, including liabilities under the Securities Act.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is therefore, unenforceable.

Fusion Capital and their affiliates have agreed not to engage in any direct or indirect short selling or hedging of our common stock during the term of the Purchase Agreement.

We have advised the selling stockholders that while it is engaged in a distribution of the shares included in this Prospectus it is required to comply with Regulation M promulgated under the Exchange Act. With certain exceptions, Regulation M precludes the selling stockholders, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the shares offered hereby this Prospectus.

This offering will terminate on the date that all shares offered by this Prospectus have been sold by the selling stockholders.

LEGAL PROCEEDINGS

In the ordinary conduct of our business, we are subject to periodic lawsuits, investigations and claims, including, but not limited to, routine employment matters. Although we cannot predict with certainty the ultimate resolution of lawsuits, investigations and claims asserted against us, we are currently not aware of nor have any knowledge of any legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse affect on our business, financial condition or operating results.

On December 7, 2007, the Company filed an action for breach of contract and declaratory relief in the Superior Court of Orange County, California, against Wharton Capital Partners, Ltd, Wharton Capital Markets LLC, and Capitoline Financial Group LLC. The action is captioned XsunX, Inc. v. Wharton Capital Partners, Ltd, et al., and is pending in the above Court as case no. 07CC12772 (“XsunX Action”). The XsunX Action was brought to seek a court determination that the Company does not owe any fees to the above defendants by reason of the Fusion Capital transaction. The Company believes that no agreement between Wharton and the Company was executed and therefore no valid agreement between the parties exists. The XsunX Action also seeks return of confidential materials from the above defendants. On January 3, 2008, Wharton Capital Partners, Ltd, and Wharton Capital Markets LLC, filed an action in the U.S. District Court for the Southern District of New York against the Company stemming from the same matter. That action is captioned Wharton Capital Partners Ltd, and Wharton Capital Markets LLC v. XsunX, Inc., and is pending in the above Court as case no. 080CV0056 (“Wharton Action”). The Wharton Action seeks fees in an amount equal to seven percent (7%) of the gross proceeds received by the Company under the Fusion financing agreement. The Company asserts that no fees are owed to Wharton Capital Partners, Ltd, Wharton Capital Markets LLC, or Capitoline Financial Group LLC. The Company intends to vigorously prosecute the XsunX Action and to vigorously defend the Wharton Action. In the event that the Company does not prevail we may be required to provide Wharton a payment of up to seven percent (7%) of any proceeds received by the Company under the Purchase Agreement with Fusion Capital.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table lists the executive offices and directors of the Company as of February 20, 2008:

Name	Age	Position Held	Tenure
Tom Djokovich	50	President, CEO, Director	Since October 2003
Joseph Grimes	50	COO	Since April 2006
Jeff Huitt	46	CFO	Since January 2007
Thomas Anderson	42	Director	Since August 2001
Oz Fundingsland	64	Director	Since November 2007
Dr. Michael A. Russak	60	Director	Since November 2007

The directors named above will serve until the next annual meeting of the Company’s stockholders. Thereafter, directors will be elected for one-year terms at the annual stockholders’ meeting. Officers will hold their positions at the pleasure of our Board of Directors. There is no arrangement or understanding between the directors and officers of the Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer.

The directors of the Company will devote such time to the Company’s affairs on an “as needed” basis, but typically less than twenty (20) hours per month. As a result, the actual amount of time which they will devote to the Company’s affairs is unknown and is likely to vary substantially from month to month.

Biographical Information

Tom Djokovich, President and Chief Executive Officer since October 2003, and Director

Mr. Djokovich was the founder and served from 1995 to 2002 as the Chief Executive Officer of Accesspoint Corporation, a vertically integrated provider of electronic transaction processing and e-business solutions for merchants. Under Mr. Djokovich’s guidance, Accesspoint became a member of the Visa/MasterCard association, the national check processing association NACHA, and developed one of the payment industry’s most diverse set of network based transaction processing, business management and CRM systems for both Internet and conventional points of sale. Prior to Accesspoint, Mr. Djokovich founded TMD Construction and Development in 1979. TMD provided management for multimillion-dollar projects incorporating at times hundreds of employees, subcontractors and international material acquisitions for commercial, industrial and custom residential construction services as a licensed building firm in California. In 1995 Mr. Djokovich developed an early Internet based business-to-business ordering system for the construction industry.

Joseph Grimes, Chief Operating Officer since April 2006

Mr. Grimes brings to XsunX more than eight years direct experience in thin-film technology and manufacturing. He was most recently Vice President, Defense Solutions, for Envisage Technology Company, where he directed and managed the defense group business development process, acquisition strategies and vision for next generation applications from October 2005 to March 2006. Previously he was Co-Founder, President and CEO of ISERA Group, where he established the company infrastructure and guided five development teams, finally selling the company to Envisage from 1993 to 2005. His direct experience in thin-film technology came with Applied Magnetics Corporation from 1985 to 1993 as manager for thin-film prototype assembly. Mr. Grimes holds a Bachelor’s degree in business economics and environmental studies, and a Master’s in computer modeling and operation research applications, both from the University of California at Santa Barbara.

Jeff Huitt, Chief Financial Officer since January 2007

Jeff Huitt serves as Chief Financial Officer at XsunX. Located in the Golden, Colorado research facility, his responsibilities include operations management and coordination of resources. He has over twenty (20) years experience in leadership positions of both larger organizations and start ups, most recently as President of Parking Stripes Advertising, a private start-up media company from October 2006 to August 2007. Prior to that, he was COO/CFO of a startup defense contractor guiding the company through high growth and a recapitalization from January 2004 to October 2006. His additional experience includes CFO of iSherpa Capital, from October 2001 to January 2004 and Controller of Qwest Wireless from 1996 to

2000. Mr. Huitt is a CPA and holds two degrees from the University of Denver: a Bachelor of Science in Accounting and a Master’s in Business Administration.

Thomas Anderson, became a Director of the Company in August 2001

Mr. Anderson presently works as the Managing Director of the Environmental Science and Engineering Directorate of Qinetiq North America in Los Alamos, New Mexico. He has been with Qinetiq North America, formerly Apogen Technologies, since January, 2005. Mr. Anderson has worked for the past 18 years in the environmental consulting field, providing consulting services in the areas of environmental compliance, characterization and remediation services to Department of Energy, Department of Defense, and industrial clients. He formerly worked as a Senior Environmental Scientist at Concurrent Technologies Corp. from November 2000 to December 2004. He earned his B.S. in Geology from Denison University and his M.S. in Environmental Science and Engineering from Colorado School of Mines.

Oz Fundingsland, became a Director of the Company in November 2007

Mr. Fundingsland brings over forty (40) years of sales, marketing, executive business management, finance, and corporate governance experience to XsunX. His professional and business experience principally originated with his tenure, commencing in 1964, at Applied Magnetics Corp., a disk drive and data storage company. Prior to his retirement from Applied Magnetics in 1994, Mr. Fundingsland served as an Executive Officer and Vice President of Sales and Marketing for 11 years directing sales growth from $50 million to over $550 million. Commencing in 1993 through 2003 Mr. Fundingsland served as a member of the board of directors for the International Disk Drive Equipment Manufacturers Association “IDEMA” where he retired emeritus, and continues to serve as an advisor to the board. For the last thirteen (13) years, Mr. Fundingsland has provided consulting services assisting with sales, marketing, and management to a host of companies within the disk drive, optical, software, and LED industries.

Dr. Michael A. Russak, became a Director of the Company November 2007

Dr. Russak is also a member of the Company’s Scientific Advisory Board. Dr. Michael A. Russak has been working as a consultant in the hard disk drive and photovoltaic industries since Jan 2007. He is also currently the Executive Director of IDEMA-U.S. (the hard disk drive industry trade association) and a member of the Board of Directors and Scientific Advisory Board of XsunX, Inc. From 2001 to 2006 he was President and Chief Technical Officer of Komag, Inc., a manufacturer of hard magnetic recording disks for hard disk drive applications. From 1993 to 2001 he was Chief Technical Officer of HMT Technology, Inc. also a manufacturer of magnetic recording disks. From 1985 to 1993 he was a research staff member and program manager in the Research Division of the IBM Corporation. Dr. Russak has over thirty five years of industrial experience progressing from a research scientist to senior executive officer of two public companies. He has expertise in thin film materials and devices for magnetic recording, photovoltaic, solar thermal applications, semiconductor devices as well as glass, glass-ceramic and ceramic materials. He also has over twelve years experience at the executive management level of public companies with significant off shore development and manufacturing functions. He received his B.S. in Ceramic Engineering in 1968 and Ph.D. in Materials Science in 1971, both from Rutgers University in New Brunswick, NJ. During his career, he has been a contributing scientist and program manager at the Grumman Aerospace Corporation, a Research Staff Member and technical manager in the areas of thin film materials and processes at the Research Division of the IBM Corporation at the T.J. Watson Research Laboratories. In 1993, he joined HMT Technology, a manufacturer of thin film disks for magnetic storage, as Vice President of Research and Development. His responsibilities included new product design and introduction. Dr. Russak became Chief Technical Officer of HMT and held that position until 2000 when HMT merged with Komag Inc. Dr. Russak was appointed President and Chief Technical Officer of the combined company. He continued to set technical, operational and business direction for Komag until his retirement at the end of 2006. He has published over 90 technical papers, and holds 23 U.S. patents.

Board Committees

As of September 30, 2007, our Board of Directors had one outside director and did not have any committees. Additional outside directors were appointed in November of 2007. The newly expanded Board of Directors intends to appoint committees as necessary.

Director Independence

The following directors are independent: Thomas Anderson, Oz Fundingsland and Michael Russak.

The following director is not independent: Tom Djokovich.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of the date of this Prospectus, the number of shares of common stock owned of record and beneficially by executive officers, directors and persons who hold five percent (5%) or more of the outstanding common stock of the Company as of February 20, 2008. Also included are the shares held by all executive officers and directors as a group. Unless otherwise indicated, the address of each beneficial owner listed below is c/o XsunX, Inc., 65 Enterprise, Aliso Viejo, California 92656.

Stockholders/Beneficial Owners	Number of Shares	Ownership Percentage(1)
Tom Djokovich(2) President & Director	17,903,000	10.32%
Thomas Anderson(3) Director	1,173,338	*
Oz Fundingsland(3) Director	87,671	*
Michael Russak(3) Director	101,370	*
Joseph Grimes(3) Chief Operating Officer	664,000	*
Jeff Huitt(3) Chief Financial Officer	200,000	*

All directors and executive officers as a group of (6 persons) account for ownership of 20,133,899 shares representing 11.62% of the issued and outstanding common stock. Each principal stockholder, unless noted otherwise, has sole investment power and sole voting power over the shares.

*	Represents less than one percent (1%).
(1)	Applicable percentage ownership is based on 173,403,188 shares of common stock issued and outstanding as of February 20, 2008. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock that are currently exercisable or exercisable within sixty (60) days of February 20, 2008 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.
(2)	Includes 16,978,000 shares owned by the Djokovich Limited Partnership. Mr. Djokovich shares voting and dispositive power with respect to these shares with Mrs. Tamara Djokovich.
(3)	Includes warrants/options that may vest and be exercised within sixty (60) days of the date of February 20, 2008.

DESCRIPTION OF SECURITIES

General

Our authorized capital stock consists of 500,000,000 shares of common stock at a no par value and 50,000,000 shares of preferred stock at a par value of $0.01 per share (“Preferred Stock”). There are no provisions in our Articles of Incorporation or Bylaws that would delay, defer or prevent a change in our control.

Common Stock

As of February 20, 2008, 173,403,188 shares of common stock are issued and outstanding and held by approximately 1,456 stockholders. Holders of our common stock are entitled to one (1) vote for each share on all matters submitted to a stockholder vote.

Holders of common stock do not have cumulative voting rights. Therefore, holders of a majority of the shares of common stock voting for the election of directors can elect all of the directors. Holders of our common stock representing a majority of the voting power of our capital stock issued and outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of our stockholders. A vote by the holders of a majority of our outstanding shares is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to our Articles of Incorporation.

Although there are no provisions in our charter or Bylaws that may delay, defer or prevent a change in control, we are authorized, without stockholder approval, to issue shares of preferred stock that may contain rights or restrictions that could have this effect.

Holders of common stock are entitled to share in all dividends that our Board of Directors, in its discretion, declares from legally available funds. In the event of liquidation, dissolution or winding up, each outstanding share entitles its holder to participate pro rata in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the common stock. Holders of our common stock have no pre-emptive rights, no conversion rights and there are no redemption provisions applicable to our common stock.

Preferred Stock

The Company is authorized to issue up to 50,000,000 shares of Preferred Stock. Dividends on the Preferred Stock may be declared from time to time by our Board of Directors. The Preferred Shares are entitled to a preference over holders of the Company’s common stock equal to the par value of the shares of Preferred Stock held, plus any unpaid dividends declared. As of February 20, 2008, no shares of Preferred Stock had been issued.

Dividends

We have never declared or paid any cash dividends on shares of our capital stock. We currently intend to retain earnings, if any, to fund the development and growth of our business and do not anticipate paying cash dividends in the foreseeable future. Our payment of any future dividends will be at the discretion of our Board of Directors after taking into account various factors, including our financial condition, operating results, cash needs and growth plans.

INTERESTS OF NAMED EXPERTS AND COUNSEL

LEGAL MATTERS

The validity of the shares offered hereby has been opined on for us by Michael Littman Esq. No expert or counsel named in this Prospectus as having prepared or certified any part of this Prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant or any of its parents or subsidiaries. Nor was any such person connected with the registrant or any of its parents or subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer or employee.

The financial statements for the years ended September 30, 2007, 2006 and 2005 included in this Prospectus and the registration statement to which this Prospectus is made a part have been audited by Jaspers + Hall, PC, independent registered public accounting firm, to the extent and for the periods set forth in their report elsewhere herein and in the registration statement, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

DISCLOSURE OF COMMISSION POSTION OF
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Directors and officers are indemnified as provided by the Colorado Statutes and our Bylaws. We have been advised that in the opinion of the SEC indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit the question whether such indemnification is against public policy to a court of appropriate jurisdiction. We will then be governed by the court’s decision.

DESCRIPTION OF BUSINESS

Business Overview

XsunX is a development stage company with no significant sources of revenue to date. We are a thin-film photovoltaic (“TFPV”) company that intends to grow its business by manufacturing TFPV amorphous solar modules and selling them into what we believe is a high growth solar market opportunity. Our decision to pursue this strategy is based on our three years of research in the design and use of technologies for the manufacture of TFPV solar cells utilizing amorphous silicon. During this time we have developed the technical capabilities, qualified core staff, and market understanding that we believe will be necessary to establish product manufacturing infrastructure and take our product to market.

We have designed a TFPV solar module which we believe will deliver an average of 125 peak watts. To produce solar modules in commercial quantities we intend to processes glass substrates within a proprietary semiconductor manufacturing system which employs the design of a high-throughput, automated, continuous process. We believe that the design of our TFPV module and manufacturing system can deliver per watt costs significantly less than those of traditional crystalline silicon solar module manufacturers, and allow us to market TFPV modules that will be highly competitive with other thin film offerings.

Currently, we do not have a manufacturing facility. Our plan for growth is to build and operate a TFPV solar module manufacturing facility in the state of Oregon. Employing a phased roll-out of manufacturing capacities, our baseline production system is scheduled for installation in mid calendar year 2008, the installation of our first 25MW line is scheduled near the end of calendar 2008, and the installation of our 4th 25MW line is scheduled for early 2010. In anticipation of commercial production, we have begun to market our TFPV solar module under the brand name of the XsunX ASI-120. In anticipation of commercial production, we have developed a pre-sales reservation program, based upon the solar module manufacturing industry’s policy of pre-selling manufacturing capacity to system installers and large users of solar as is more fully described in the “Sales & Distribution” subsection of the “Sales and Marketing” section herein below. The Company’s programenables qualified, interested parties to specify the amount of solar module capacity they anticipate purchasing at favorable per watt pricing. As of the date of this Prospectus, we have signed reservation agreements with solar system integrators indicating interest in 145 MW of production in calendar 2008, 2009, 2010.

Markets

We believe the solar market represents a high growth opportunity nationally and internationally, both currently and into the foreseeable future. The global demand for electrical energy has experienced significant growth due to growth in populations and the economic vitality of emerging economies. This has created a growing need to diversify and establish new sources of electrical production, and we believe has created tremendous opportunities for growth in the solar market. Within the markets for solar products we anticipate that growth in demand for solar products based on TFPV technologies will out perform the balance of the solar market.

Macro growth drivers for solar energy production products include political support and government subsidies, high energy prices, technical progress having led to cost reductions in manufacturing techniques, and advantages over other renewable energy sources including:

•	Proven, commercialized and widely used solar technologies adapting to a host of applications
•	Negligible environmental impact
•	Reliability, little or no delivery risk
•	Maximum power generation coincides with peak energy demands
•	Potential for distributed point of use generation

Growth drivers that we believe may allow TFPV to outpace the balance of the solar market include:

•	Highly scalable and automated manufacturing processes
•	Lower material costs and fewer constraints to sufficient material supplies
•	Lower per watt production costs for solar cells and integrated solar modules

Driving our solar module manufacturing plan is what we believe to be the ability to capitalize on long term growth in solar spurred by increasing electrical energy costs and demand. Large markets are developing for commercial operators of private solar farms, utilities meeting green mandates, government subsidized installations, and operators of large commercial and industrial properties. These projects represent large installations typically approaching 1MW or more.

While we believe that the market conditions are excellent for all producers of solar products, we intend to deliver thin film solar products that provide extra value in performance and cost.

Products

Solar Modules

In designing ourXsunX ASI-120 module, we interviewed solar systems integrators and developed a design that we believe provides for a module delivering high power output (relative to other thin films), and size and framing that would allow for the use of many existing mounting systems. In doing so, we believe our modules strike a balance between higher rated power silicon wafer modules and lower rated power thin film modules. Further, we believe the market will dictate retail installed pricing. Systems integrators will look to sell installed watts at market dictated prices, and after accounting for certain fixed installation costs inherent to each of the different solar technologies, they will drive pricing per watt for factory delivered modules to compensate for any added installation costs when using certain technologies.

We have focused on the development of thin film amorphous technologies and products due to what we perceive as inherent advantages of amorphous silicon over other solar absorbers in regards to conversion efficiencies. Amorphous silicon produces more power earlier in the day and later into the evening because it requires less incident light than many other technologies. Amorphous silicon also exhibits less thermal coefficient degradation effects when operating in hot climates. In contrast, other thin film and conventional silicon wafer technologies degrade at significant rates of approximately 10% to 20% conversion loss of peak rated performance when operating at normal temperatures of 65 degrees centigrade.

We plan to deposit two separate solar cell layers of a thin film solar absorbing compound called amorphous silicon on to a glass substrate. We have designed the use of two layers of amorphous silicon to increase the amount of absorbed and converted solar energy in our modules. Based on previous experimental and limited commercial use of our thin film deposition recipes, we anticipate the finished solar module to produce 7.9% frame to frame efficiency delivering approximately 125 peak watts of direct current “DC” power. We believe that we may be able to improve conversion efficiencies through the use of derivative forms of amorphous and other proprietary cell structures.

The specific dimensions and characteristics of the solar module design are as follows:

Physical Characteristics of Modules

•	Dimensions × 100 × 160 × 5 cm (39 × 69 × 2 in)
•	Weight — 13.6 kg (30 lb.)

Maximum Temperature Ratings of Modules

•	Operating Temperature — -40 to 180°F

Electrical Characteristics of Modules

•	Cell Spacing — 1.2 cm
•	Number of Cells per Module — 82
•	Maximum Power Point Voltage, Vmpp — 2 Strings, 50V ea or 100V
•	Maximum Power Point Current, Impp — 1.27 A/string, 2.54 A/parallel
•	Maximum Power, Pmax — 120 watts
•	Module Efficiency, Total Area — 7.9%

We anticipate that we can present the superior per-rated-watt-performance of amorphous in “real world” operating conditions as a competitive strength over the factory-rated performance of various other solar technologies. We believe these factors will influence the purchasing decision process of large solar power farms and utility size installations.

Product Competitive Strengths

Other product and manufacturing design strengths that may allow us to become a competitive force within the solar energy industry and the broader electric power industry include:

Cost-per-Watt Advantage.  We contend the design of our solar module and our vertical, in-line, continuous process production system may allow us to take advantage of economies of scale and accelerate development cycles, enabling possible further reductions in our manufacturing costs per watt. As we introduce planned manufacturing efficiency gains, we anticipate our per watt production costs to fall from initially $1.58 in 2008 to approximately $1.19 per watt by 2011. We believe this pricing will continue to be significantly less than the costs of crystalline silicon solar modules. As we mature and integrate new cell designs and materials, we believe the opportunity exists to drive cell performance above 8% and deliver wholesale costs per watt approaching $1 per watt or less.

Stable Material Availability.  Our planned operations are not impacted by the current shortage of polysilicon (a key raw material for conventional non thin film solar module products) that is affecting most of our competitors through higher costs and limited availability. The key raw materials to be used in our solar module design are low iron tempered glass, high purity industrial gases such as argon, nitrogen, hydrogen, silane and germane, and extruded aluminum for module framing with polymer materials employed in the encapsulation for weather proofing. We believe we have adequate sources for the supply of these key raw materials and components for our manufacturing needs and in most instances, have selected multiple source suppliers. As we begin to scale manufacturing efforts, we may single out certain key suppliers to enhance efficiency, cost and quality. The cost of certain raw materials may rise over the next several years and we intend to actively manage these costs through purchasing strategies, product design, and operating improvements.

Non-Toxic Finished Product.  The design of our amorphous solar module transfers no heavy metals or toxic compounds in the finished product. Conventional polysilicon solar modules contain lead based cell interconnections and thin films such as cadmium telluride (CdTe) and copper indium gallium selenide (CIGS) contain toxic materials in the finished product.

Large Area, High Power Delivery Module Design.  Our intent and execution plan is to work on establishing the most efficient way to deliver a commercially viable solar module at competitive price points as opposed to focusing strictly on how to increase energy conversion efficiencies of the solar cell. Our solar module is based on established module designs and well known manufacturing processes necessary to deliver a large area, TFPV module producing what we believe to be nearly twice the rated power delivery per module of other thin film offerings. We believe this design will require fewer solar panels per installation compared to the use of other thin film systems, thereby reducing the overall costs associated with mounting, installation, wiring and interconnection of fewer parts and pieces.

Knowledgeable System Component Vendor Base.  Amorphous TFPV benefits from nearly thirty years of process development and research, which has produced a knowledgeable and experienced vendor base. These vendors provide access to improved semiconductor device technologies resulting in improvements to manufacturing processes in related areas such as thin film transistors, memory devices, and high performance opto-electric coatings. We have engaged a select group of these vendors and established a primary and secondary vendor for each major system component.

Certifications

We have selected components for use in our TFPV solar module that have previously been tested by Underwriters Laboratories (UL) and approved for use in the manufacture of solar modules. We plan to submit these materials, and a full scale working sample of our TFPV module, to UL for the purpose of receiving UL certification 1703 in the 2008 period. Upon completion of initial module production capabilities we plan to submit modules for participation in laboratory and field tests with the National Renewable Energy Laboratory, the Fraunhofer Institute for Solar Energy.

We plan to work to achieve and maintain all certifications required to sell solar modules in the markets we plan or expect to serve, including UL 1703, IEC 61646, TÜV Safety Class II and CE.

Planned Manufacturing Capacities

Production Line Features

The core feature of our plan revolves around the design of an efficient mass production system. The design utilizes an in-line vertical glass coating system processing two balanced and independent lines simultaneously. This design incorporates material handling, cell deposition, laser segmentation, cleaning, and module packaging functions necessary to convert an inexpensive piece of 100cm × 160cm sheet glass into a complete solar module in less than three hours. Our process uses only a fraction of the semiconductor material that would be necessary to produce crystalline silicon solar modules.

Planned Manufacturing Facilities

We plan to assemble and operate our initial 25 MW production line within leased single level, commercial manufacturing type facilities of approximately sixty five thousand square feet (65,000 sq. ft.) or more. Our production line requires that we prepare and install service for electrical, water, compressed air, and industrial gases to our machines. These improvements are specific to the support of our manufacturing systems. We plan to establish material and finished product shipping and receiving capabilities within the same facility to support the material requirements for production, and the inventory and shipment of our finished solar modules.

In preparation for the establishment of our thin film solar module manufacturing facility, we have been engaged in a detailed search for an appropriate building. We have narrowed our selection to two (2) suitable buildings and have engaged facility and manufacturing system design teams to evaluate each building. Work currently being performed by our staff and design teams includes evaluation of existing on-site support systems, manufacturing floor plan usability studies and facility improvement cost analysis. Our plan is to secure a building to house our thin film solar module manufacturing systems by the end of March 2008. The Company is engaged in several parallel efforts to establish its planned thin film solar module manufacturing capabilities. In addition to current efforts to finalize a manufacturing facility lease, the Company has also begun placing orders for the major system components necessary to build its planned solar module manufacturing line. To date, orders have been placed for plasma deposition systems, sputtering systems, and lasers systems. These major components, along with other minor subsystems, are scheduled to begin arriving later this year. In preparation for the arrival of these systems, we have planned to secure a manufacturing facility by the end of March 2008 and to begin facility improvements in the May/June 2008 period. We believe this milestone will provide ample time for facility improvements including electrical, gas, plumbing, and other systems necessary to support our manufacturing lines.

Phased Production Build Out and Planned Capacities

In the 2008 calendar year, we anticipate completing the assembly and installation of a small scale baseline production system and initiating construction and commissioning our first full scale 25 MW system. Barring assembly delays, we anticipate completing the assembly of and commissioning our first 25MW line between December 2008 and January 2009. Near the end of the 2008 calendar year, we plan to launch the build-out of the first of three additional 25 MW systems necessary to eventually bring our capacity to 100 MW. Barring assembly delays, the first of these lines is slated to come on-line in November 2009, the second in January 2010, and the final 25 MW in March 2010. We intend to use the balance of the 2010 year to continue to work to improve system utilization, add shifts, and increase module yields to bring our production to peak capacities of 100 MW or more of annualized solar module production. To complete each new production line, we plan to use a systematic replication process that is designed to enable us to add production lines rapidly and efficiently, and achieve operating metrics that are comparable to the performance of our initial 25 MW system.

Production Line Planned Utilization and Production Costs

Each system, or line, has an estimated annualized initial module production capacity of approximately 25 megawatts, “MW” per annum, based on an initial 58% system utilization (the percentage of system utilization in each 7 day by 24 hour period) and 80% yield (the percentage of product meeting saleable specifications). We plan to ramp-up system utilization and yield to industry standards of 80% & 85% respectively over the course of the first full year of production in 2009, thereby increasing total production capacities per line to an anticipated 33MW. Initial per watt production costs during ramp-up of operations in the 2009 period are anticipated to be $1.58 per watt. As we improve system utilization and production yield in 2009, we anticipate our production costs will lower to $1.38 in 2010 and $1.19 in 2011. By continuing to expand production and improve solar energy conversion efficiencies and manufacturing processes, we believe we can further reduce our manufacturing costs per watt and improve our cost advantage over traditional crystalline silicon solar module manufacturers.

At present, the majority of our operations development efforts for the period ending September 2008 and the foreseeable future thereafter will focus on establishing and expanding facilities necessary to manufacture our TFPV solar modules for commercial sale. Areas of specific focus and capital expenditures include:

(a)	Lease and preparation of facilities necessary to house and operate, at minimum, our first of four proposed 25MW manufacturing lines; and
(b)	Establishment of a baseline production system to produce full size (100cm × 160cm) sample modules; and
(c)	The placement of orders with selected vendors for the core and sub-system components necessary to begin assembly leading to the commissioning of the first of four proposed 25MW manufacturing lines; and
(d)	Continued R&D efforts to establish enhanced solar cell deposition methods and reduce manufacturing costs.

The purpose of these ongoing investments is to first establish a base TFPV solar module manufacturing infrastructure necessary to produce approximately 25MW of annualized solar module production, and second, to establish a replication process designed to enable us to add the balance of our proposed three additional production lines as rapidly and efficiently as possible.

The following chart summarizes our planned initial production capacity and installation timing:

Manufacturing Facility	Number of Production Lines	Initial Annualized Solar Modules*	Initial Annualized Watts*	Anticipated System Commissioning Date
1st line	1	190,000	25MW	Dec 2008
Addition of 2nd line	1	190,000	25MW	Nov 2009
Addition of 3rd line	1	190,000	25MW	Jan 2010
Addition of 4th line	1	190,000	25MW	Mar 2010
Total Planned:	4	760,000	100MW

*	Annualized solar module production rates are based on an initial system utilization rate of 58% (the percentage of system utilization in each 7 day by 24 hour period) and 80% yield (the percentage of product meeting saleable specifications). We plan to ramp-up system utilization and yield to industry standards of 80% & 85% respectively over the course of the first full year of production of each system. We anticipate that due to normal production variables we will produce on average marketable solar modules ranging from between 115 to 130 watts each.

Sales and Marketing

Driving our solar module manufacturing plan is what we believe to be the ability to capitalize on long term growth in solar spurred by increasing electrical energy costs and demand. Large markets are developing for commercial operators of private solar farms, utilities meeting green mandates, government subsidized installations, and operators of large commercial and industrial properties. These projects represent large installations typically approaching 1MW or more.

Solar systems installers looking to satisfy the module needs of these large and long term projects are looking for opportunities to secure access to modules supplies. We believe that the design and performance of our solar module is ideally suited for use in these project types, and we further believe that our module production capacities can be pre-sold well into the future.

Target Markets

Our primary target markets for our TFPV solar modules will be applications for On-Grid (facilities tied to conventional power distribution infrastructure) application of 1MW in size and above. Typical applications and buyers would include:

•	Solar Farms
—	License Holders in Germany, Spain & Canada
—	US installers servicing commercial and utility scale installations
•	Government Agencies (DOD)
—	Bureau of Land Management
—	Department of Defense
•	Power Purchase Agreements
—	Renewable Ventures
•	Utility Companies
—	Meeting Green Mandates
•	Large Commercial Installations

Pricing

Our analysis made in predicting the anticipated sales per watt for module production in the years 2009, 2010, and 2011 was based on several factors. These factors included a review of pricing of both crystalline and thin film per watt sales trends for the previous several years including 2007 pricing trends. Trends were primarily derived from pricing surveys conducted by interviews and from an industry watch firm named SolarBuzz.com. The following pricing of both crystalline and thin film for September 2007 was produced by SolarBuzz.com:

“The lowest retail price for a multicrystalline solar module is $4.11 per watt (€3.00 per watt) from a US retailer. The lowest retail price for a monocrystalline module is $4.30 per watt (€3.14 per watt), also from a US retailer.” And “The lowest thin film module price is at $3.49 per watt (€2.55/Wp) per watt from a European retailer. As a general rule, it is typical to expect thin film modules to be at a price discount to crystalline silicon (for like module powers). This thin film price is represented by a 60 watt module.”

The pricing in the thin film category represents modules below 100 watts of stated peak power. Specifically, modules producing total peak power of only 60 watts were priced lowest at $3.49 per watt.

XsunX determined that a key driver in the lower price point for most thin film in relation to crystalline modules was the discount value assigned to the lower total power output per module requiring more modules per installation. As an example, if a 10 kW project were to employ the use of 65watt cadmium telluride (CdTe) or copper indium gallium selenide (CIGS) modules as opposed to 125 watt amorphous silicon (a-Si) modules, the required number of modules necessary for installation would be approximately 70 more units. Additional units may also be necessary to compensate for thermal coefficient performance loss of a CdTe or CIGS solar cell resulting in power production loss from heat at normal operating temperatures*. In our estimate, this may bring the total number of additional units to an excess of 70 more 65 watt modules for the same project than with the use of a 125 watt amorphous module. To an installer/integrator, the use of more

*NOTE: Solar technologies such as silicon wafer, CdTe, and CIGS exhibit performance loss due to heat. While the factory rated “Peak” power is determined at 25 degrees centigrade, real world operating temperatures average 65 degrees centigrade. This potential 40 degree increase can affect different solar technologies in varying percentages of approximately ¼ to ½ percent per degree in conversion efficiency. This results in an approximate reduction in efficiency at the “Peak” period (noon) of about 10% to 20%. To place this in perspective, a 100 watt module (silicon wafer, CdTe, CIGS) would deliver approximately 90 to 80 watts of power during the peak periods while operating at 65 degrees centigrade. Amorphous silicon does not experience the same degree of performance degradation, realizing only about 3% or less performance loss.

modules would increase overall balance of systems (BOS) cost due to increased labor, mounting hardware, and interconnection cost. We believe that integrators may demand lower per watt price points for certain modules over others as a result of these additional system costs.

In developing price points for the XsunX ASI-120 module, we determined that the rated power output of our device struck a balance between higher energy density crystalline modules and the lower power 60 to 75 watt products offered by other TFPV manufactures such as First Solar, Sharp, and ECD. The following chart reviews our factory per watt pricing assumptions based on integrator interviews, industry publications, and our manufacturing cost assumptions.

Period	Crystalline	Thin-Film <100 watt	XsunX Thin Film >120 watt
2009	$3.25	$2.25	$2.60
2010	$3.00	$2.00	$2.40
2011	$2.90	$1.75	$2.00

Sales & Distribution

In anticipation of commercial production, we have developed a pre-sales reservation program, based upon the solar module manufacturing industry’s policy of pre-selling manufacturing capacity to system installers and large users of solar. This is intended to aid in building a sales channel, loading that channel with customers interested in purchasing our future module production, and developing brand presence and recognition as early as possible. The program enables qualified, interested parties to specify the amount of solar module capacity they anticipate purchasing at favorable per watt pricing. As of the date of this report, we have signed reservation agreements with solar system integrators indicating interest in over 100 MW of production in calendar 2008, 2009, 2010. Our agreements provide for the payment of a 5% deposit based on the 2009 calendar year purchase commitment either prior to, or not later than, 30 days after the delivery by XsunX to the reserving party of commercial samples for evaluation. The information in this paragraph is designed to summarize the general terms of the pre-sales reservation program and market opportunities. It is not intended to provide guidance about our future operating results, including revenues or profitability.

Product and Technology Development

Since our initial reorganization in October 2003 through the second period ended March 2007, we have focused the majority of our operational budgets towards the development of technological infrastructure, research and development of solar cell device types and manufacturing techniques, and the licensure of certain patented and patent pending technologies related to solar cell devices and manufacturing techniques. We focused on the solar cell structure and thin film manufacturing processes for amorphous and microcrystalline materials. The primary business purpose for these efforts was to establish intellectual property and “know how” that could be sold and/or licensed to third parties for use in the development of their respective solar product businesses. Over this period, we committed approximately $4,069,981 towards the above product and technical “know how” development.

In March 2007, we re-evaluated our business development and technology plans and launched efforts to prepare a plan to grow XsunX through the manufacturing and sales of TFPV solar modules. Our proposed expansion into solar module manufacturing required that we develop additional technical expertise in the areas of large area cell integration and packaging techniques necessary to produce commercially viable solar modules. Between March 2007 and the period ended September 30, 2007 we focused on the development of a TFPV solar module design, an integrated manufacturing and assembly line, attracting government incentive programs to offset start-up and initial operations costs of our proposed facilities, and the qualification of systems and material vendors to supply the manufacturing equipment and materials necessary to establish and operate our proposed manufacturing facilities.

We anticipate that for the foreseeable future the core of our operations and efforts will focus on the establishment of TFPV solar module manufacturing capabilities. Separately, we continue to explore opportunities with parties interested in the licensing and cooperative commercial development and use of our semi-transparent TFPV technologies.

The Company continues to develop additional processes, techniques, and device designs. These research and development efforts may provide the Company with additional proprietary technology that may lead to the filing of new provisional and patent applications.

Intellectual Property

In September 2003 the Company was assigned the rights to three patents as part of an Asset Purchase Agreement with Xoptix Inc., a California corporation. The patents acquired were No. 6,180,871 for Transparent Solar Cell and Method of Fabrication (Device), granted on January 30, 2001; No. 6,320,117 for Transparent Solar Cell and Method of Fabrication (Method of Fabrication), granted on November 20, 2001; and No. 6,509,204 for Transparent Solar Cell and Method of Fabrication (formed with a Schottky barrier diode and method of its manufacture), granted on January 21, 2003.

XsunX licensed the patent and technology portfolio of MVSystems, Inc., a Colorado corporation (“MVSystems”) in September 2004 and then later expanded our use rights under the license in October 2005. The patents acquired were Semiconductor Vacuum Deposition System And Method Having A Reel-To-Reel Substrate Cassette: US6, 258,408 B1: July 10th, 2001 (Method of Fabrication); and US Provisional Patent Application serial number 60/536,151- three terminal and four terminal solar cells, solar cell panels, and method of manufacture (Device and Method of Fabrication). The license granted XsunX the royalty free exclusive rights for use by XsunX in its pursuit to establish a commercially viable process for the manufacture of TFPV solar cells and accordingly, included all MVSystems technology, know how, and resources which are part of or related to the licensed patents and technology that was then or may become applicable or beneficial to the furtherance of the business objectives of XsunX in the future. The license was exclusive as to technology pertaining to the XsunX field of use as it pertains to the business of developing, commercializing and licensing processes for the manufacture of solar cells or photovoltaic technologies.

Effective January 1, 2007 we entered into a cooperative development agreement with Sencera, LLC for the licensure and development of a Sencera patent pending plasma source for use in the manufacture of deposited thin-film solar cells. Under the terms of the agreement, XsunX and Sencera entered into a Technology Development and License Agreement, providing for a phased program to further develop and proof the Sencera plasma source for use in the manufacture of deposited thin-film solar cells. In connection with the agreement, Sencera issued XsunX a seven (7) year royalty based license that provides XsunX with exclusivity in the area of the XsunX field of use as claimed in U.S. Patent No. 6,180,871; 6,320,117; 6,509,204; 6,488,777; 6,258,408; 6,472,622; and (b) as claimed in U.S. Provisional Application No. 60/536,151; and (c) for use in semi-transparent photovoltaic devices, multi-terminal photovoltaic devices, and cassette-based roll-to-roll manufacturing equipment.

The Company continues to develop additional processes, techniques, and device designs. These research and development efforts may provide the Company with additional proprietary technology that may lead to the filing of new provisional and patent applications.

Company History

XsunX is a Colorado corporation formerly known as Sun River Mining Inc. “Sun River”). The Company was originally incorporated in Colorado on February 25, 1997. Effective September 24, 2003, the Company completed a Plan of Reorganization and Asset Purchase Agreement (the “Plan”).

Pursuant to the Plan, the Company acquired the following three patents from Xoptix, Inc., a California corporation for Seventy Million (70,000,000) shares of common stock (post reverse split one for twenty): No. 6,180,871 for Transparent Solar Cell and Method of Fabrication (Device), granted on January 30, 2001; No. 6,320,117 for Transparent Solar Cell and Method of Fabrication (Method of Fabrication), granted on November 20, 2001; and No. 6,509,204 for Transparent Solar Cell and Method of Fabrication (formed with a Schottky barrier diode and method of its manufacture), granted on January 21, 2003.

Pursuant to the Plan, the Company authorized the issuance of 110,530,000 (post reverse split) common shares. Prior to the Plan the Company had no tangible assets and insignificant liabilities. Subsequent to the Plan, the Company completed its name change from Sun River Mining, Inc. to XsunX, Inc. The transaction was completed on September 30, 2003.

Government Contracts

There are no government contracts at this time.

Competitive Conditions

Currently, management is aware of other amorphous silicon and thin film products similar to those proposed for manufacture by us on the market. Although similar in respect to the operation and use of these technologies, the Company believes the design of our large area TFPV solar module delivering 125 watts of DC power provides marketable improvements over other thin film products offering less total power output per module technologies. We believe our design will require fewer TFPV solar panels per installation compared to the use of other thin film systems, thereby reducing the overall costs associated with mounting, installation, wiring, and interconnection of fewer parts and pieces.

However, a number of solar cell technologies have and are being developed by other companies. Such technologies include amorphous silicon, cadmium telluride, copper-indium-gallium-selenide (CIGS), and copper indium diselenide as well as advanced concepts in thin film crystalline silicon, and the use of organic materials. Given the benefit of time, investment, and advances in manufacturing technologies any of these competing technologies may be offered in formats delivering power similar or greater to our design, and they may also achieve manufacturing costs per watt lower than our cost per watt to manufacture a TFPV solar module.

In accessing the principal competitive factors in the market for solar electric power products, we use price per watt, stability and reliability, conversion efficiency, diversity in use applications, and other performance metrics such as scalability of manufacturing processes and the ability to adapt new technologies into cell designs and the manufacturing process without antiquation of existing infrastructure. If we do not compete successfully with respect to these or other factors, it could materially and adversely affect our business, results of operations, and financial condition.

A number of large companies are actively engaged in the development, manufacturing and marketing of solar electric power products. The five largest TFPV cell suppliers are Q-Cells Shell Solar, Sharp Corporation, BP Solar, Kyocera Corporation, First Solar, and Energy Conversion Devices, which together supply the significant portion of the current TFPV market. All of these companies have greater resources to devote to research, development, manufacturing and marketing than we do.

Other competitive factors lie in the current use of other clean, renewable energy technologies such as wind, ocean thermal, ocean tidal, and geo-thermal power sources and conventional fossil fuel based technologies for the production of electricity. We expect our primary competition will be within the solar cell marketplace itself. Barriers to entering the solar cell manufacturing industry include the technical know-how required to produce solar cells that maintain acceptable efficiency rates, the design of efficient and scalable manufacturing processes, and access to necessary manufacturing infrastructure.

Compliance with Environmental Laws and Regulations

The operations of the Company are subject to local, state and federal laws and regulations governing environmental quality and pollution control. To date, compliance with these regulations by the Company has had no material effect on the Company’s operations, capital, earnings, or competitive position, and the cost of such compliance has not been material. The Company is unable to assess or predict at this time what effect additional regulations or legislation could have on its activities.

Employees and Consultants

The Company is a development stage company and as of September 30, 2007 had 6 salaried employees. This represents an increase of 1 employee over the same period ended 2006. The Company also engages several consultants to perform specific functions that otherwise would require an employee. The Company projects that during the next 12 months the Company’s workforce is likely to increase to 22, with 2 of the new employees being in Administrative, 2 in Marketing and Sales positions, 5 Scientific and Technical positions, 4 in Manufacturing Technicians, and 3 in Administrative Support. In addition to the anticipated retention of new employees the Company expects to expand its use of strategic relationships to leverage industry expertise in areas of design, systems automation, manufacturing and assembly to augment product commercialization time lines and the delivery of technologies. The Company may find a need to engage additional full-time employees as necessary.

Scientific Advisory Board

In September 2004 the Company established the XsunX Scientific Advisory Board to attract qualified specialists from the fields of material and device engineering. During the fiscal year 2007, the membership of the advisory board was enhanced to reflect the current operational status of the Company. It is anticipated that panel members will be engaged for a period of two years. The qualifications and biographical information for the members of the panel are as follows:

Dr. John J. Moore — Chairman Scientific Advisory Board

Dr. John J. Moore is a Materials Scientist who currently holds the position of Trustees’ Professor and Head of Department of Metallurgical and Materials Engineering at the Colorado School of Mines. Dr. Moore is also Director of the interdisciplinary graduate program in Materials Science and Director of the Advanced Coatings and Surface Engineering Laboratory, ACSEL, at the Colorado School of Mines in Golden. He has been at the Colorado School of Mines since 1989.

Dr. Moore was awarded a B.Sc. in Materials Science and Engineering from the University of Surrey, UK, in 1966, a Ph.D. in Industrial Metallurgy from the University of Birmingham, UK, in 1969, and a D.Eng. from the School of Materials of the University of Birmingham, UK, in 1996. Dr. Moore worked as a Student Apprentice at Stewarts and Lloyds Ltd., UK, from 1962 to 1966, and as Manager of Industrial Engineering and Production Control at Birmid-Qualcast Industries Ltd., UK, the largest die casters in Europe at the time, from 1969 to 1974.

Prior to his appointment at the Colorado School of Mines, Dr. Moore served as Professor & Head, Department of Chemical and Materials Engineering, University of Auckland, New Zealand, from 1986 to 1989; Professor of Metallurgical Engineering at the University of Minnesota, USA, from 1979 to 1986, and Senior Lecturer of Chemical Metallurgy at Sandwell College, England, from 1974 to 1979.

Dr. Moore has published more than 500 papers in materials science and engineering journals, holds 13 patents, and has been the author or co-author/editor of 9 books. Dr. Moore is a Fellow of the Institute of Materials (UK), a Fellow ASM International, a Fellow of the American Ceramic Society, and a Chartered Engineer, (C.Eng.), in the UK. Dr. Moore is also an Honorary Professor and has been awarded an Honorary Doctorate from the Moscow State Institute of Steels and Alloys, Russia.

Dr. Richard K. Ahrenkiel, Member Scientific Advisory Board

Richard K. Ahrenkiel is currently a Research Professor of Metallurgical and Materials Engineering at the Colorado School of Mines in Golden, Colorado. He is also a Consultant and Research Fellow Emeritus at the National Renewable Energy Laboratory (NREL), (formerly the Solar Energy Research Institute) Golden, Colorado, where he worked from 1981 to 2005. He became a Research Fellow at NREL in 2000. His area of specialization is the measurement and characterization of photovoltaic cells and materials. He also works in photovoltaic device design and modeling. He received a B.S. degree in Engineering Physics and the M.S. and Ph.D degrees in Physics at the University of Illinois, Urbana. He joined the staff of the Research Laboratories of the Eastman Kodak Company. From 1972-76, he worked on the newly founded electronic photography project using silicon charge coupled devices as sensing elements. He joined Laser Division of the Los Alamos National Laboratory in 1976 (then LASL), and in 1978, he became a Group Leader in the Electronics Division of LANL. He is a Fellow of the American Physical Society, the Institute of Electrical and Electronic Engineers (IEEE), the American Vacuum Society, and the Optical Society of America.

Edward T. Yu, Member Scientific Advisory Board

Edward T. Yu is currently Professor of Electrical and Computer Engineering at the University of California, San Diego (UCSD). He received his A.B. (summa cum laude) and A.M. degrees in Physics from Harvard University in 1986, and his Ph.D. degree in Applied Physics from the California Institute of Technology in 1991. From 1986 to 1989 he was a National Science Foundation Doctoral Fellow, and from 1989 to 1991 he was an AT&T Bell Laboratories Ph.D. Scholar, holding both appointments at Caltech. From 1991 to 1992 he was a Postdoctoral Fellow at the IBM Thomas J. Watson Research Center in Yorktown Heights, NY. From 1992 to 1996 he was Assistant Professor of Electrical and Computer Engineering at UCSD, and from 1996 to 1998 he was Associate Professor. He has held his current appointment as Professor since 1998. Dr. Yu also serves currently as a member of the DARPA Defense Sciences Research Council.

At UCSD Professor Yu directs a research laboratory concerned generally with the characterization, understanding, and application of physical phenomena and of solid-state material and device properties at nanometer to atomic length scales. Current research interests in his group include III-V nitride heterostructure materials and device physics; scanning probe characterization of advanced electronic materials and devices; solid-state nanoscience and nanotechnology; and photovoltaics and other technologies for energy generation. The results of his research have been reported in over 120 refereed journal publications and over 175 conference and seminar presentations.

Dr. Michael A. Russak, Member Scientific Advisory Board

Dr. Michael A. Russak has been working as a consultant in the hard disk drive and photovoltaic industries since Jan 2007. He is also currently the Executive Director of IDEMA-U.S. (the hard disk drive industry trade association) and a member of the Board of Directors and Scientific Advisory Board of XsunX, Inc. From 2001 to 2006 he was President and Chief Technical Officer of Komag, Inc., a manufacturer of hard magnetic recording disks for hard disk drive applications. From 1993 to 2001 he was Chief Technical Officer of HMT Technology, Inc. also a manufacturer of magnetic recording disks. From 1985 to 1993 he was a research staff member and program manager in the Research Division of the IBM Corporation. Dr. Russak has over thirty five years of industrial experience progressing from a research scientist to senior executive officer of two public companies. He has expertise in thin film materials and devices for magnetic recording, photovoltaic, solar thermal applications, semiconductor devices as well as glass, glass-ceramic and ceramic materials. He also has over twelve years experience at the executive management level of public companies with significant off shore development and manufacturing functions. He received his B.S. in Ceramic Engineering in 1968 and Ph.D. in Materials Science in 1971, both from Rutgers University in New Brunswick, NJ. During his career, he has been a contributing scientist and program manager at the Grumman Aerospace Corporation, a Research Staff Member and technical manager in the areas of thin film materials and processes at the Research Division of the IBM Corporation at the T.J. Watson Research Laboratories. In 1993, he joined HMT Technology, a manufacturer of thin film disks for magnetic storage, as Vice President of Research and Development. His responsibilities included new product design and introduction. Dr. Russak became Chief Technical Officer of HMT and held that position until 2000 when HMT merged with Komag Inc. Dr. Russak was appointed President and Chief Technical Officer of the combined company. He continued to set technical, operational and business direction for Komag until his retirement at the end of 2006. He has published over 90 technical papers, and holds 23 U.S. patents.

Available Information

Our website address is www.xsunx.com. We make available on our website access to our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to these reports that we have filed with the SEC. The information found on our website is not part of this or any other report we file with, or furnish to, the SEC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Business Overview

XsunX is a development stage company with no significant sources of revenue to date. We are a thin-film photovoltaic (“TFPV”) company that intends to grow its business by manufacturing TFPV amorphous solar modules and selling them into what we believe is a high growth solar market opportunity. Our decision to pursue this strategy is based on our three years of research in the design and use of technologies for the manufacture of TFPV solar cells utilizing amorphous silicon. During this time we have developed the technical capabilities, qualified core staff, and market understanding that we believe will be necessary to establish product manufacturing infrastructure and take our product to market.

We have designed a 125 peak watt TFPV solar module utilizing glass substrates and a proprietary semiconductor manufacturing system which employs the design of a high-throughput, automated, continuous process to produce solar modules in commercial quantities. We believe that these key processes can deliver per watt costs significantly less than those of traditional crystalline silicon solar module manufacturers and allow us to market TFPV modules that will be highly competitive with other thin film offerings.

Currently, we do not have a manufacturing facility. Our plan for growth is to build and operate a TFPV solar module manufacturing facility in the state of Oregon. Employing a phased roll-out of manufacturing capacities, our baseline production system is scheduled for installation in mid calendar year 2008, the installation of our first 25MW line is scheduled near the end of calendar 2008, and the installation of our 4th 25MW line is scheduled for early 2010. In anticipation of commercial production, we have begun to market our TFPV solar module under the brand name of the XsunX ASI-120. In anticipation of commercial production, we have developed a pre-sales reservation program, based upon the solar module manufacturing industry’s policy of pre-selling manufacturing capacity to system installers and large users of solar as is more fully described in the “Sales & Distribution” subsection of the “Sales and Marketing” section herein below. The Company’s programenables qualified, interested parties to specify the amount of solar module capacity they anticipate purchasing at favorable per watt pricing. As of the date of this Prospectus, we have signed reservation agreements with solar system integrators indicating interest in 145 MW of production in calendar 2008, 2009, 2010.

Markets

We believe the solar market represents a high growth opportunity nationally and internationally, both currently and into the foreseeable future. The global demand for electrical energy has experienced significant growth due to growth in populations and the economic vitality of emerging economies. This has created a growing need to diversify and establish new sources of electrical production, and we believe has created tremendous opportunities for growth in the solar market. Within the markets for solar products we anticipate that growth in demand for solar products based on TFPV technologies will out perform the balance of the solar market.

Macro growth drivers for solar energy production products include political support and government subsidies, high energy prices, technical progress having led to cost reductions in manufacturing techniques, and advantages over other renewable energy sources including:

•	Proven, commercialized and widely used solar technologies adapting to a host of applications:
•	Negligible environmental impact
•	Reliability, little or no delivery risk
•	Maximum power generation coincides with peak energy demands
•	Potential for distributed point of use generation
•	Growth drivers that we believe may allow TFPV to outpace the balance of the solar market include:
•	Highly scalable and automated manufacturing processes
•	Lower material costs and fewer constraints to sufficient material supplies
•	Lower per watt production costs for solar cells and integrated solar modules

Driving our solar module manufacturing plan is what we believe to be the ability to capitalize on long term growth in solar spurred by increasing electrical energy costs and demand. Large markets are developing for commercial operators of private solar farms, utilities meeting green mandates, government subsidized installations, and operators of large commercial and industrial properties. These projects represent large installations typically approaching 1MW or more.

While we believe that the market conditions are excellent for all producers of solar products, we intend to deliver thin film solar products that provide extra value in performance and cost.

Products

Solar Modules

In designing our ASI-120 watt module, we interviewed solar systems integrators and developed a design that we believe provides for a module delivering high power output (relative to other thin films), and size and framing that would allow for the use of many existing mounting systems.

We plan to deposit two separate solar cell layers of amorphous silicon on to a one meter by one point six meter size (1m × 1.6m) glass substrate. This is to increase the amount of absorbed and converted solar energy in our modules. Based on previous experimental and limited commercial use of our thin film deposition recipes, we anticipate the finished solar module to produce 7.9% frame to frame efficiency delivering approximately 125 peak watts of direct current “DC” power. We believe that we may be able to improve conversion efficiencies through the use of derivative forms of amorphous and other proprietary cell structures.

Planned Manufacturing Capacities

We currently do not have a manufacturing facility. In the 2008 calendar year, we anticipate establishing and completing the assembly and installation of a small scale baseline production system and initiating construction and commissioning our first full scale 25 MW system. Barring assembly delays, we anticipate completing the assembly of our first 25MW line between December 2008 and January 2009. Near the end of the 2008 calendar year, we plan to launch the build-out of the first of three additional 25 MW systems necessary to eventually bring our capacity to 100 MW. Barring assembly delays, the first of these lines is slated to come on-line in November 2009, the second in January 2010, and the final 25 MW in March 2010. We intend to use the balance of the 2010 year to continue to work to improve system utilization, add shifts, and increase module yields to bring our production to peak capacities of 100 MW or more of annualized solar module production. To complete each new production line, we plan to use a systematic replication process that is designed to enable us to add production lines rapidly and efficiently, and achieve operating metrics that are comparable to the performance of our initial 25 MW system.

Sales and Marketing

Target Market

Our primary target market for our TFPV solar modules will be applications for On-Grid (facilities tied to conventional power distribution infrastructure) application of 1MW in size and above. Typical applications and buyers would include:

•	Solar Farms
•	License Holders in Germany, Spain & Canada
•	US installers servicing commercial and utility scale installations
•	Government Agencies (DOD)
•	Bureau of Land Management
•	Department of Defense
•	Power Purchase Agreements
•	Renewable Ventures

•	Utility Companies
•	Meeting Green Mandates
•	Large Commercial Installations

Sales & Distribution

In anticipation of commercial production, we have developed a pre-sales reservation program, based upon the solar module manufacturing industry’s policy of pre-selling manufacturing capacity to system installers and large users of solar. This is intended to aid in building a sales channel, loading that channel with customers interested in purchasing our future module production, and developing brand presence and recognition as early as possible. The program enables qualified, interested parties to specify the amount of solar module capacity they anticipate purchasing at favorable per watt pricing. As of the date of this report, we have signed reservation agreements with solar system integrators indicating interest in over 100 MW of production in calendar 2008, 2009, 2010. Our agreements provide for the payment of a 5% deposit based on the 2009 calendar year purchase commitment either prior to, or not later than, 30 days after the delivery by XsunX to the reserving party of commercial samples for evaluation. The information in this paragraph is designed to summarize the general terms of the pre-sales reservation program and market opportunities. It is not intended to provide guidance about our future operating results, including revenues or profitability.

Plan of Operations

At present, we anticipate the majority of our product and operations development efforts for the period ending September 2008 and the foreseeable future thereafter, will focus on establishing and expanding facilities necessary to manufacture our TFPV solar modules for commercial sale. Areas of specific focus and capital expenditures include:

(a)	Establishment of a baseline production system to produce full size (100cm × 160cm) sample modules; and
(b)	Lease and preparation of facilities necessary to house and operate, at minimum, our first of four proposed 25MW manufacturing lines; and
(c)	The placement of orders with select vendors for the core and sub-system components necessary to begin assembly leading to the commissioning of the first of four planned 25MW manufacturing lines; and
(d)	Continued R&D efforts to establish enhanced solar cell deposition methods and reduce manufacturing costs.

We rely on vendors to provide materials for use in our manufacturing process, component parts, and equipment for use in the assembly of our manufacturing system. A loss of any of these vendor relationships or an inability to locate vendors with capabilities and/or capacities necessary to meet our manufacturing system assembly requirements or provide materials in sufficient quantities to support our product production efforts could cause the Company to experience difficulties in implementing our business strategy. The loss of any vendor relationship could severely impede our ability to complete the assembly of our planned manufacturing facility and/or impede or prevent us from producing products thereby causing, at minimum, delays and the need to re-qualify vendors and materials. There can be no assurance that we could establish other relationships of adequate expertise or qualification in a timely manner or at all.

For the year ending September 30, 2008 the Company has developed a plan of operations requiring approximately $20,080,316 that commits 38% of its budget or $12,773,974 towards initial Manufacturing Equipment and Sub-systems, another 11% of its budget or $3,578,594 to General and Administrative functions as well as working capital needs, another 8% of its budget or $2,725,098 to facilities including lease payments and manufacturing lease hold improvements and another 3% of its budget or $1,002,649 to the development of new manufacturing devices, techniques and other research and development. The planned expenditures are consistent with our anticipated costs associated with the placement of equipment order deposits, ongoing progress payments, facility lease hold improvements for general office facilities and manufacturing sub-system infrastructure, and operations support for an approximate annual manufacturing capacity of 25MW.

The Company may change any or all of the budget categories in the execution of its business attempts. None of the items is to be considered fixed or unchangeable.

The Company will need additional capital to fund its budget. To support the completion of the our planned initial 25MW of manufacturing capacity, associated production start-up costs, establish a replication process designed to enable us to add the balance of our proposed 75MW of additional production capacity, and fund operations as we attempt to generate initial sales and revenues, we may seek to obtain additional financing of approximately $25,000,000 from equity and/or debt placements. To support these and future operational plans, we may elect to attempt to secure loans and/or grants offered by the State of Oregon where we intend to establish our manufacturing facilities. No representation is made that any funds will be available when needed or on terms that acceptable to the Company. In the event funds cannot be raised when needed, the Company may not be able to carry out its business plan, may never achieve sales or income, and could fail in business as a result of these uncertainties.

Management believes the summary data and audit presented herein is a fair presentation of the Company’s results of operations for the periods presented. Due to the Company’s change in primary business focus and new business opportunities these historical results may not necessarily be indicative of results to be expected for any future period. As such, future results of the Company may differ significantly from previous periods.

Results of Operations for the Three-Month Period Ended December 31, 2007 Compared to the Same Period in 2006

Sales

The Company generated no revenues in the period ended December 31, 2007 as compared to zero revenue in the same period in 2006. Additionally, there was no associated cost of sales.

Operating Expenses

Operating Expenses for the three (3) month period ended December 31, 2007 totaled $2,021,387. This represents an increase of $1,404,864 as compared to the same period in 2006 which totaled $616,523. The increase in operating expenses between the periods is primarily attributable to the Company’s efforts to establish manufacturing facilities to commercialize its technologies, and the associated financing costs to fund these activities. A comparative analysis of the period to period performance is provided below.

Option and Warrant Expenses

Non-cash expenses associated with the issuance of options and warrants totaled $1,308,865 for the period ended December 31, 2007. This total was $1,308,865 higher than the same period in 2006 when there were no expenses associated with options and warrants. This increase is primarily due to the Company’s adoption of SFAS No. 123(R). XsunX records the fair value of stock-based compensation grants as an expense. In order to determine the fair value of stock options on the date of grant, XsunX applies the Black-Scholes option-pricing model. Inherent in this model are assumptions related to expected stock-price volatility, option life, risk-free interest rate and dividend yield. While the risk-free interest rate and dividend yield are less subjective assumptions, typically based on factual data derived from public sources, the expected stock-price volatility and option life assumptions require a greater level of judgment.

Commitment Fees

The Company paid $54,300 in the three (3) month period ended December, 31, 2007 as compared to zero in the same period in 2006. This increase of $54,300 represents the non cash commitment fees paid to Fusion Capital in the form of 3,500,000 shares of common stock valued at the issuance price of $0.30 per share, the same price that the initial $1,000,000 investment by Fusion Capital paid. The total commitment fee of $1,140,300 will be amortized ratably as additional equity is sold up to the remaining $20,000,000 available under the Purchase Agreement. The current expense of $54,300 relates to the $1,000,000 received under the Purchase Agreement in the quarter. The remaining balance to be amortized in future periods is $1,086,000.

Salaries and Wages

Salaries and wages for the three (3) month period ended December 31, 2007 were $235,585 as compared to $140,615 during the same period in 2006. The increase of $94,970 was driven by the addition of employees in marketing, finance and the engineering and technical functions as part of a plan to increase internal technical and scientific capabilities and reduce dependency on outside parties.

Research and Development

Research and Development expense for the three (3) month period ended December 31, 2007 totaled $6,406 as compared to $209,945 for the same period in 2006. The decrease of $203,539 reflects the completion of the Company’s outsourced research and development efforts and new focus on the design and planned implementation of the facilities necessary to commercialize the Company’s technology. This reduction is partially offset by the increase in salary and wages as the Company brings on staff to continue its research and development efforts.

Professional Services

Public relations and marketing expense for the three (3) month period ended December 31, 2007 totaled $68,674 as compared to $26,630 during this same period in 2006. The increase of $42,044 represents an increased utilization of public relations services to work towards establishing brand awareness during the period.

Consulting expenses for the three (3) month period ended December 31, 2007 totaled $27,277 as compared to $35,982 during the same period in 2006, a decrease of $8,705. This decrease is largely due to lower utilization of consulting services. The Company compensated its Scientific Advisory Board $18,000 during the quarter.

Legal and accounting fees for the three (3) month period ended December 31, 2007 totaled $59,039 as compared to $77,418 during the same period in 2006. This represents a decrease of $18,379 largely driven by smaller expenditures for legal services.

Recruiting fees of $1,403 were paid during the three (3) month period ended December 31, 2007. This compared to no expenses during the same period in 2006. The increase of $1,403 was driven by the hiring activity reflected in salary and wages. We anticipate that costs associated with recruiting employees may continue to rise.

Travel and Entertainment

Expenses for travel and entertainment were $31,376 for the three (3) month period ended December 31, 2007. This compared to $29,829 for the same period in 2006. The increase of $1,547 was relatively flat versus the same period in the prior year and represents continued travel related expense for business development activities.

The net loss for the three (3) month period ended December 31, 2007 was ($1,914,928) as compared to a net loss of ($583,680) for the same period 2006. The increased net loss of $1,331,248 includes (i) The operating expense changes discussed above including non-cash expenses associated with the issuance of options and warrants of $1,308,865 and $54,300 in financing commitment fees, (ii) and an increase in interest income of $74,011 resulting from the investment of cash balances in interest bearing accounts and the Sencera note.

The Company incurred net losses of ($1,914,928) and ($583,680) in the three-month period ended December 31, 2007 and 2006 respectively. The associated net loss per share was $(0.01) for the three (3) month period ended June 30, 2007 and $(0.004) for the same period in 2006. The Company anticipates the trend of losses to continue in future quarters until the Company can recognize sales of significance of which there is no assurance.

Results of Operations for the Fiscal Year Ended September 30, 2007 Compared to Fiscal Years Ended September 30, 2006 and 2005

Revenue, Cost of Goods Sold

The Company generated insignificant revenues in the period ended September 30, 2007 of $6,880. The Company generated revenue of $8,000 for the same period in 2006 and generated no revenue for the same period in 2005. There were no associated costs of goods sold.

Operating Expenses

The Company incurred expenses totaling $2,648,359 in fiscal year 2007 as compared to $3,380,087 in 2006 and $1,383,406 in 2005. The decrease of $731,728 was primarily driven by non-cash warrant expenses of $625,947 and loan fees of $628,834 incurred in 2006 that were not incurred in 2007. For the year 2006 as compared to 2005, the increase of $1,996,681 included a onetime non-cash warrant issuance expense of $951,250 for warrants issued in association with the licensure of technologies and the sale by the Company of convertible debentures, and a net increase of $486,833 in loan fee expenses associated with the sale by the Company of convertible dentures.

Excluding these non-cash items, there was an increase in normal and customary operating expense of $523,053 for the period ending September 30, 2007 as compared to the same period 2006. The primary drivers of this increased are discussed in detail below.

Salaries and Wages

The Company hired additional staff to implement its commercialization strategy in the fiscal year ended September 30, 2007. This increase in staffing resulted in a total expenditure of $828,711 which is an increase of $553,622 over the same period in 2006 and an increase of $119,853 from 2006 to the same period in 2005. The company expects this trend to continue.

Research and Development

The Company spent $435,534 in research and development activities during the fiscal year ended September 30, 2007. This represented a decrease of $513,938 as compared to the same period in 2006 and an increase of $448,049 for the year 2006 versus the same period in 2005. This illustrates the Company’s ramp up of research and development expenditures during 2005 and 2006. As the Company began to focus on commercializing the technology, the related research and development expenditures declined in 2007.

Professional Services

Consulting services were $117,751, an increase of $69,901 for the fiscal year ended September 30, 2007 compared to the prior year. This increase was largely driven by the expansion of the Company’s Scientific Advisory Board and increased contract engineering expenses related to the efforts to commercialization of the Company’s product. The decrease expenditures for the year ending September 30, 2006 versus the same period in 2005 was $273,094 which resulted primarily from the replacement of outside consultants with employees.

Legal and Accounting fees increased $162,185 to $302,478 for the fiscal year ended September 30, 2007. This increase was primarily the result of legal work relating to the Company’s attempted acquisition of manufacturing assets, and from enforcing the Company’s contact rights with several vendors. Legal and accounting fees were relatively flat for the year ending September 30, 2006 as compared to the same period in 2005, an increase of $33,044.

Travel

Travel and associated expenses were $158,503 for the fiscal year ended September 30, 2007. This represents an increase of $116,680 as compared to the same period in 2006 and an increase of $30,589 for fiscal year 2006 as compared to the same period in 2005. These increases are due to increased travel directed at sales and business development efforts.

Other Operating Expenses

Additionally, advertising expenses were $47,573 for the fiscal year 2007, an increase of $38,523 for the same period in 2006, an increase of $5,071 for the same period in 2005. This increase resulted from the Company’s increased efforts to generate sales.

Insurance expenses were $66,856 for the fiscal year ended September 30, 2007, an increase of $64,151 from the prior period. This increase was primarily caused by increased coverage for general liability, workers compensation and health insurance of $26,651 and the addition of a directors and officers insurance package totaling $37,500. The increase of $1,947 between the fiscal years 2006 and 2005 was primarily driven by increase coverage levels.

For the fiscal year ended September 30, 2007, the Company’s consolidated net loss was $(1,289,497) as compared to $(3,441,940) for the same period ended September 30, 2006 and $(1,400,839) for the same period ended September 30, 2005. The decreased net loss in 2007 was primarily related to i) $1,100,000 non-operating settlement of an asset purchase agreement which resulted in cash inflow and a non-operating income ii) a decreased operating expenses of $731,728 as discussed above, iii) increased interest income of $164,699 resulting from a loan made to Sencera, LLC by the Company in the amount of $1,500,000 dollars bearing an interest rate of 10% and used in calculating the increase to interest income and iv) decreased interest expense with the conversion of outstanding debentures into equity in 2006. This resulted in a net loss per was of $(0.01) for the twelve months ended September 30, 2007.

The increase of $ 2,041,101 between the 2006 and 2005 periods resulted from a one time non-cash warrant issuance expense of $951,250 for warrant expenses accounted for in the period ended September 30, 2006, and a net increase of $486,833 in loan fee expenses associated with the sale by the Company of convertible dentures. Excluding the one time non-cash warrant expense and net loan fee expenses, in the comparative analysis between the periods, results in an increase of $578,017 in net loss for the period ended September 30, 2006 as compared to the same period 2005. The net loss per share was less than $(0.02) for the twelve month period ended September 30, 2006 and $(0.01) for the same period in 2005.

Due to the Company’s change in primary business focus in October 2003 and the developing nature of its business opportunities these historical results may not necessarily be indicative of results to be expected for any future period. As such, future results of the Company may differ significantly from previous periods. Since inception in 1997 the Company has an accumulated deficit totaling ($10,460,850) at September 30, 2007.

Liquidity and Capital Resources

Working Capital at September 30, 2007 was $1,515,437 as compared to $4,065,524 for the same period in 2006 and as compared to a working capital (deficit) of $(718,380) at September 30, 2005. There were insignificant operating cash flows totaling $6,880 during the twelve months ended September 30, 2007 and $8,000 in the same period in 2006 and zero in the same period in 2005.

Cash and cash equivalents at September 30, 2007 were $1,828,125 a decrease of $(2,826,098) from the same period in 2006. Cash and cash equivalents at September 30, 2006 were $4,654,223, an increase of $4,398,370 from September 30, 2005.

During the year ended, September 30, 2007, the Company used $1,289,497 net cash in operating activities as compared to $1,942,278 net cash in operating activities for the year ending September 30, 2006 and compared to using $1,049,650 net cash for the year ended, September 30, 2005.

The Company used $843,416 for operating activities during the year ended September 30, 2007 as compared to $1,942,278 for the same period in 2006. The decrease of $1,098,862 resulted primarily from a reduced net loss of $2,152,443 offset by warrant expense and issuance of common stock for interest of $867,330, change in pre-paid expenses of $563,871 and to accounts payable of $826.293.

The increase of $892,628 in use of cash for operating activities between the 2006 and 2005 periods resulted from onetime non-cash expenses for a warrant issuance expense of $951,250, an expense of $31,500 for the issuance of stock in lieu of cash for services, and $241,383 in expenses for the issuance of stock in lieu of cash for the payment of accrued interest associated with the sale of debentures by the Company accounted for in the period ended September 30, 2006. Excluding these one time non-cash expenses, in the comparative analysis between the period’s, results in a decrease of $331,505 in net cash used in operations for the period ended September 30, 2006 compared to the same period 2005.This decrease of net cash used in operations was primarily due to a decrease in consulting expenses of $273,094 in the 2006 period.

For the twelve (12) months ended, September 30, 2007, the Company’s capital needs have primarily been met from the proceeds of (i) the issuance of Common Stock for Debenture conversion and; (ii) the issuance of Common Stock for warrant conversion. Total cash provided by financing activities for the period ended September 30, 2007 decreased to $135,000. For the period ended September 30, 2006 total cash provided by financing activity increased to $8,171,250 from $1,380,170 for the same period ended September 30, 2005. The decrease of $8,036,250 is a result of financing activity in fiscal year 2006 that was not required to execute on the business plan in 20007. Additionally, $135,000 was received by the Company for 900,000 warrants that were exercised by a consultant. The increase of $6,791,080 between the 2006 and 2005 periods was mainly attributable to an increase of $5,000,000 from the conversion of a debenture into common stock and $3,171,250 in the conversion of warrants for common stock.

The Company had cash at December 31, 2007 of $2,188,260 and prepaid expenses in the amount of $6,481 as compared to cash of $1,773,748 and prepaid expenses in the amount of $54,377 as of September 30, 2007. The Company had a net working capital of $1,900,767 as compared to a net working capital of $1,515,437 at September 30, 2006. Cash flow used in operating activities during the three (3) month period ended, December 31, 2007, was ($392,636) as compared to a use of cash of ($584,606) for the same period 2006. The decrease in cash used in operations of $191,970 included (i) the issuance of common stock for commitment fees of $54,300 relating to Fusion Capital’s investment in the Company, (ii) increased non-cash expense relating to option and warrant expenses of $1,308,865 and (iii) an increase in non-cash interest income of $90,740 relating to the Sencera note, and (iii) the operation changes discussed above. The current period ended December 31, 2007 also included a non-cash depreciation expense of $129,958 compared to $27,047 in the same period in 2006.

For the three (3) month period ended December 31, 2007, the Company’s capital needs have been met from the use of working capital provided by the proceeds of (i) the issuance of common stock for cash which occurred in the three (3) month period ended December 31, 2007 and other historical financings which occurred in the fiscal year ended September 30, 2006.

At December 31, 2007, we had cash and cash equivalents of $2,188,260 and net working capital of $1,515,437.

On January 1, 2007, the Company issued a secured, seven (7) year, 10% note to Sencera, LLC in the amount up to $1,500,000. Under the terms, the Company provided Sencera with $400,000 at the time of signing and $137,500 per month for up to eight (8) months. The note may be converted into a membership interest in Sencera, LLP and an extension of the license for a period of three (3) years. The security consists of the license rights, the ability to exercise the conversion and all other rights and remedies provided by law. On September 7, 2007, XsunX initiated the final funding of disbursements under the Sencera note. As of December 31, 2007, the current balance of the note receivable was $1,500,000plus accrued interest earned of $234,192.

On November 1, 2007, we entered into a Purchase Agreement with Fusion Capital, an Illinois limited liability company. Under the Purchase Agreement, Fusion Capital is obligated, under certain conditions, to purchase shares from us in an aggregate amount of $21 million from time to time over a twenty-five (25) month period. We have sold 3,333,332 shares of common stock to Fusion Capital (together with 3,333,332 shares issuable under an immediately exercisable common stock purchase warrant that is not part of this offering) under the Purchase Agreement for total proceeds of $1,000,000. Under the terms of the Purchase Agreement, Fusion Capital has received a commitment fee consisting of 3,500,000 shares of our common stock. As of February 20, 2008, there were 173,403,188 shares outstanding (155,443,288shares held by non-affiliates) excluding the 33,166,668 shares offered by Fusion Capital pursuant to this Prospectus which it has not yet purchased from us. If all of such 33,166,668 shares offered hereby were issued and outstanding as of the date hereof, the 33,166,668 shares would represent 19.12% of the total common stock outstanding or

21.33% of the non-affiliates shares outstanding as of the date hereof.The number of shares ultimately offered for sale by Fusion Capital is dependent upon the number of shares purchased by Fusion Capital under the Purchase Agreement.

Under the Purchase Agreement and the Registration Rights Agreement we are required to register 6,833,332 shares which have already been issued and at least 20,000,000 shares which we may issue to Fusion Capital after this registration statement is declared effective. We are registering under the Securities Act 40,000,000 shares of our common stock, 6,833,332 shares which have already been issued and 33,166,668 shares (13,166,668 shares more than we are required to register under the agreements) which we may issue to Fusion Capital after this registration statement is declared effective under the Securities Act. All 40,000,000 shares are being offered pursuant to this Prospectus. Under the Purchase Agreement, we have the right but not the obligation to sell more than the 40,000,000 shares to Fusion Capital. As of the date hereof, we do not have any plans or intent to sell to Fusion Capital any shares beyond the 40,000,000 shares offered hereby. However, if we elect to sell more than the 40,000,000 shares (which we have the right but not the obligation to do), we must first register under the Securities Act any additional shares we may elect to sell to Fusion Capital before we can sell such additional shares, which could cause substantial dilution to our shareholders.

We do not have the right to commence any additional sales of our shares to Fusion Capital until the SEC has declared effective the registration statement of which this Prospectus is a part. After the SEC has declared effective such registration statement, generally we have the right but not the obligation from time to time to sell our shares to Fusion Capital in amounts between $80,000 and $1.0 million depending on certain conditions. We have the right to control the timing and amount of any sales of our shares to Fusion Capital. The purchase price of the shares will be determined based upon the market price of our shares without any fixed discount at the time of each sale. Fusion Capital shall not have the right or the obligation to purchase any shares of our common stock on any business day that the price of our common stock is below $0.20. There are no negative covenants, restrictions on future fundings, penalties or liquidated damages in the Purchase Agreement or the Registration Rights Agreement. The Purchase Agreement may be terminated by us at any time at our discretion without any cost to us, however the agreement provides that neither party has the ability to amend the Purchase Agreement and the obligations of both parties are non-transferable.

We believe that, if we choose to sell up to all of the 33,166,668 shares offered hereby to Fusion Capital, we will have access to the remaining $20 million of funding potentially available to us as payment for purchases of our shares pursuant to the Purchase Agreement. However, no assurance can be given as to what shares we will actually sell to Fusion Capital. The Company and Fusion Capital agreed to $21 million because it was the maximum amount Fusion Capital would commit to the Company under the agreement and was based on arms-length negotiations between the parties. Based on the market price of our common stock as of February 20, 2008 ($0.48), proceeds to us from the sale of the remaining 33,166,668 shares of common stock would only be approximately $15,920,001. However, the market price of our common stock has been higher and lower than this amount during the past twelve months. We believe that as we execute on our business plan, the market price of our stock will increase and thereby allow us to realize the remaining $20 million under the agreement by selling the 33,166,668 shares or possibly fewer shares. However, no assurance can be given that this will occur.

The proceeds received by the Company under the Purchase Agreement are expected to be used to build an initial base production system delivering full size commercial quality solar modules, and initiate the manufacture of the first of four (4) planned 25 megawatt systems under the Company’s planned 100 megawatt thin film solar module production facility. Proceeds may also be used to lease and prepare manufacturing facilities with the necessary support systems for the manufacturing line, inventory, staff, and general working capital.

Contractual Obligations are shown in the following table.

	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More Than 5 Years
Long Term Obligations	—	—	—	—	—
Capital Lease	—	—	—	—	—
Operating Lease(1)	37,118	21,008	16,110	—	—
Purchase Obligations(2)(3)	492,345	492,345	—	—	—
Other Long Term Liabilities Reflected on the Registrant’s Balance Sheet Under GAAP	—	—	—	—	—
Total	529,463	513,353	16,110	—	—

(1)	Operating Lease Obligations consist of the lease on the Company’s Administrative and Sales facility in Golden, CO.
(2)	Remaining accounts payable associated with the production a roll to roll cassette cluster tool providing plasma enhanced chemical vapor deposition (PECVD) and sputtering system of $353,000.
(3)	Estimated remaining amount due a third party research and development provider of $139,345.

The estimated contract cost in item (2) and (3) above may be higher or lower based on final costs. The Company has not booked any contingency for cost overruns.

During the year ended, September 30, 2007, we used $1,822,942 for investing activities as compared to $2,099,736 for the same period ended September 30, 2006. This represents a decrease of $276,794 primarily related to the purchase of fewer fixed assets in 2007 than in the previous year and the purchase of the marketable manufacturing tool in 2006 which reduced 2007 expenditures. This difference was offset by the investment of $1,500,000 and associated accrued interest income in the Sencera note. During the year ended, September 30, 2006, we used $2,099,736 for investing activities as compared to $191,995, for the year ended, September 30, 2005. The increased use of cash for investing activities resulted from an increase in the acquisition of assets in the form of a marketable manufacturing tool and additional equipment.

We had, at September 30, 2007, working capital of $1,515,437. The Company has announced plans to build its manufacturing facility which we anticipate will lead to revenue after the close of fiscal year 2008. However the cash flow requirements associated with the transition to revenue recognition may exceed cash generated from operations in the current and future periods. We may seek to obtain additional financing from equity and/or debt placements. We have been able to raise capital in a series of equity and debt offerings in the past. While there can be no assurances that we will be able to obtain such additional financing, on terms acceptable to us and at the times required, or at all, we believe that sufficient capital can be raised in the foreseeable future if necessary.

Net Operating Loss

For federal income tax purposes, we have net operating loss carry forwards of approximately $10,960,721 as of September 30, 2007. These carry forwards will begin to expire in 2010. The use of such net operating loss carry forwards to be offset against future taxable income, if achieved, may be subject to specified annual limitations.

Quantitative and Qualitative Disclosures About Market Risk

We do not have any market risk sensitive instruments. Since all operations are in U.S. dollar denominated accounts, we do not have foreign currency risk. Our operating costs are reported in U.S. dollars.

The Company does not invest in term financial products or instruments or derivatives involving risk other than money market accounts, which fluctuate with interest rates at market.

Development Stage Company

The Company is currently working to transition from the development stage to the implementation phase and as of the period ended December 31, 2007, did not have any significant revenues. The transition to revenue recognition may exceed cash generated from operations in the current and future periods. We may seek to obtain additional financing from equity and/or debt placements. As such, the Company’s ability to secure additional financing on a timely basis is critical to its ability to stay in business and to pursue planned operational activities.

On November 1, 2007, XsunX signed a $21 million Purchase Agreement with Fusion Capital. Upon signing the agreement, XsunX received $1,000,000 from Fusion Capital as an initial purchase under the $21 million commitment in exchange for 3,333,332 shares of our common stock. The shares were issued in a transaction exempt from registration pursuant to Section 4(2) of the Securities Act. Concurrently with entering into the Purchase Agreement, we entered into a registration rights agreement with Fusion Capital. Under the registration rights agreement, we agreed to file a registration statement related to the transaction with SEC covering the shares that have been issued or may be issued to Fusion Capital under the Purchase Agreement. After the SEC has declared effective the registration statement related to the transaction we have the right over a twenty-five (25) month period to sell our shares of common stock to Fusion Capital, from time to time, in amounts up to $1 million per sale, depending on certain conditions as set forth in the agreement, up to the full aggregate commitment of $21 million.

Also, On January 16, 2008, Cumorah Capital purchased 8,650,000 shares of the Company’s restricted common stock in a private transaction for total proceeds of $2,500,000. The Company agreed to register the 8,650,000 shares purchased by Cumorah Capital. Cumorah Capital is a Nevada corporation and an “accredited investor” as such term is defined in Rule 501(a) of Regulation D as promulgated by the SEC.

While we have been able to raise capital in a series of equity and debt offerings in the past there can be no assurances that we will be able to obtain such additional financing, on terms acceptable to us and at the times required, or at all.

Irrespective of whether the Company’s cash assets prove to be inadequate to meet the Company’s operational needs, the Company might seek to compensate providers of services by issuances of stock in lieu of cash.

DESCRIPTION OF PROPERTY

As of February 20, 2008, the Company leases administrative office facilities located at 65 Enterprise, Aliso Viejo CA 92656 for approximately $3,800 per month.

In April 2006 the Company entered into a three (3) year lease for technical and marketing operations facilities in Golden, CO. The Company provided a $2,615 security deposit and expensed $79,867 in costs associated with tenant improvements to the facilities in preparation for occupancy. The following is a schedule, by years, of the minimum base payments required under this operating lease for facilities. An additional $905 monthly is also due as a pro rata share equaling 4.12% of the operating costs for real estate taxes, assessments, and the expenses of operating and maintaining common areas within the commercial grounds surrounding the leased facilities.

Annual Rent Schedule	Annualized Rate/sf	Monthly Rent	Rent
7/1/06 – 6/30/07	$6.75	$20,250.00	$1,687.50
7/1/07 – 6/30/08	$6.95	$20,850.00	$1,737.50
7/1/08 – 6/30/09	$7.16	$21,480.00	$1,790.00

The Company owns no real property.

To support the Company’s plans to prepare TFPV solar module manufacturing capabilities, we plan to lease suitable facilities of approximately 65,000 to 75,000 square feet in the 2008 fiscal year. We have selected the area surrounding the Portland, Oregon area as the location of our facilities and we are working to complete site selection and lease negotiations.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

General

No officer or director of the Company has or proposes to have any direct or indirect material interest in any asset proposed to be acquired by the Company through security holdings, contracts, options, or otherwise.

The Company has adopted a policy under which any consulting or finder’s fee that may be paid to a third party for consulting services to assist management in evaluating a prospective business opportunity would be paid in stock, stock purchase options or in cash. Any such issuance of stock or stock purchase options would be made on an ad hoc basis. Accordingly, the Company is unable to predict whether or in what amount such a stock issuance might be made.

Review, Approval or Ratification of Transactions with Related Persons

General

It is the policy of the Company that all Interested Transactions with Related Persons will be subject to the procedures summarized below. An “Interested Transaction” is any transaction, arrangement or relationship or series of similar transactions, arrangements or relationships (including any indebtedness or guarantee of indebtedness) in which (a) the aggregate amount involved will or may reasonably be expected to exceed $120,000 in any calendar year, (b) the Company or its subsidiaries or affiliates is a participant and (c) any Related Person has or will have a direct or indirect interest (other than solely as a result of being a director or a less than 10% beneficial owner of another entity). A “Related Person” is any (a) director, nominee for director or executive officer of the Company and any Immediate Family Member of such person, and (b) any holder of 5% or more of any class of outstanding equity securities of the Company and any Immediate Family Member such person. “Immediate Family Member” means (a) any child, stepchild, parent, stepparent, spouse, sibling, mother in law, father in law, son in law, daughter in law, brother in law or sister in law of the person in question and (b) any person (other than a tenant or employee) sharing the household of the person in question.

Procedures

As a general matter, prior to entering into Interested Transactions, the Board will review the material facts of all Interested Transactions that require the Board’s approval and either approve or disapprove of the entry into the Interested Transaction, subject to the exceptions described below.

If advance approval of an Interested Transaction is not feasible or obtained: (a) If the transaction is pending or ongoing, it will be submitted to the Board promptly, and the Board will consider the transaction and evaluate all options, including but not limited to approval, ratification, amendment or termination of the Interested Transaction; and (b) If the transaction is completed, the Board will consider the transaction to determine if ratification or rescission of the transaction and/or any further action is appropriate, and will request that Company counsel evaluate the Company’s controls and procedures to ascertain whether any changes to these procedures are recommended.

In determining whether to approve, disapprove or ratify an Interested Transaction, the Board will take into account, among other factors it deems appropriate, whether the Interested Transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the Related Person’s interest in the transaction.

The Board has determined that each of the Interested Transactions described below in “Standing Pre-Approval for Certain Interested Transactions” shall be deemed to be pre-approved by the Board under the terms of this policy. In addition, the Board has delegated to the Chair of the Board the authority to approve, disapprove or ratify (as applicable) any Interested Transaction with a Related Person in which the aggregate amount involved is expected to be less than $120,000.

No director will participate in any discussion or approval of an Interested Transaction for which he or she is a Related Person, except that the director will provide all material information concerning the Interested Transaction to the Board.

If an Interested Transaction will be ongoing, the Board may establish guidelines for the Company’s management to follow in its ongoing dealings with the Related Person. Thereafter, the Board, on at least an annual basis, shall review and assess ongoing relationships with the Related Person to see that the Company is in compliance with the Board’s guidelines and whether the Interested Transaction should continue.

Standing Pre-Approval for Certain Interested Transactions

The Board has determined that each of the following Interested Transactions shall be deemed to be pre-approved by the Board, even if the aggregate amount involved will exceed $120,000: (a) any employment by the Company of an executive officer of the Company if (i) the related compensation is required to be reported in the Company’s proxy statement under Item 402 of Regulation S-K (generally applicable to “named executive officers”) or (ii) the executive officer is not an immediate family member of another executive officer or director of the Company, the related compensation would be reported in the Company’s proxy statement under Item 402 of Regulation S-K if the executive officer was a “named executive officer”, and the Compensation/Nominating/Governance Board (or any subBoard thereof) approved (or recommended that the Board approve) such compensation; (b) any compensation paid to a director if the compensation is required to be reported in the Company’s proxy statement under Item 402 of Regulation S-K; (c) a transaction with another company (the “Other Company”) at which a Related Person’s only relationship is as an employee, director or beneficial owner of less than 10% of that Other Company’s shares, if: (i) the transaction involves the sale or purchase or goods or services and the annual sales to, or purchases from, the Company (or its subsidiaries or affiliates) are less than 1% of the annual consolidated revenue of both the Company and the Other Company, and (ii) the transaction involves lending or borrowing the total amount of either company's consolidated indebtedness to the other is less than 1% of the total consolidated assets of the indebted company; (d) any charitable contribution, grant or endowment to a charitable organization, foundation or university at which a Related Person’s only relationship is as an employee, director or trustee, if the aggregate amount involved does not exceed 1% of the charitable organization’s total annual receipts, even if such charitable contribution, grant or endowment would not require approval under clause (b) herein above; (e) any transaction where the Related Person’s interest arises solely from the ownership of the Company’s common stock and all holders of the Company’s common stock received the same benefit on a pro rata basis (e.g., dividends); (f) any transaction involving a Related Person where the rates or charges involved are determined by competitive bids; (g) any transaction with a Related Person involving the rendering of services as a common or contract carrier, or public utility, at rates or charges fixed in conformity with law or governmental authority; and (h) any transaction with a Related Person involving services as a bank depositary of funds, transfer agent, registrar, trustee under a trust indenture, or similar services.

Promoters and Certain Control Persons

The Company completed a Plan of Reorganization and Asset Purchase Agreement on September 24, 2003 (the “Plan”) pursuant to which the Company effected a reverse one (1) for twenty (20) split of the then issued capital stock of the Company (the “Stock Split”), a name change, the purchase of three (3) patents pertaining to solar energy technologies and a change in the Company’s business development efforts to the commercialization of solar technologies.

The following individuals assisted in the organizing and implementation of the Plan, and were compensated as follows:

•	Mr. Brian Altounian, an individual, was issued 20,000,000 shares of common stock (post Stock Split). The issuance of shares were approved as part of the Plan for corporate development services rendered by Mr. Altounian pursuant to the asset purchase and reorganization efforts and valued at a price of $0.004 per share for a total valuation of $83,200. Mr. Altounian was appointed as a Director and Secretary to the Company on September 29, 2003 and resigned as Director and Secretary on June 30, 2006.
•	Mr. Thomas Anderson, the Chief Executive Officer, President, and a Director of the Company at the time of the Plan, was issued 45,000 shares of common stock (post Stock Split). These shares were issued in relation to the retirement of invoicing for director services carried on the books as accrued debt. Mr. Anderson resigned as CEO and President of the Company effective September 29, 2003.

•	Mr. Steve Weathers, a Director of the Company at the time of the Plan, was issued 45,000 shares of common stock (post Stock Split). These shares were issued in relation to the retirement of invoicing for director services carried on the books as accrued debt. Mr. Weathers resigned as a Director of the Company effective September 29, 2003.
•	Mr. Randy McCall, a Director of the Company at the time of the Plan, was issued 25,000 shares of common stock (post Stock Split). These shares were issued in relation to the retirement of invoicing for director services carried on the books as accrued debt. Mr. McCall resigned as a Director of the Company effective September 29, 2003.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company’s common stock trades on the Over-the-Counter Bulletin Board under the symbol “XSNX”. The range of high, low and close trade quotations for the Company’s common stock by fiscal quarter within the last two (2) fiscal years, as reported by the National Quotation Bureau Incorporated, was as follows:

Year Ended September 30, 2008	High	Low	Close
First Quarter ended December 31, 2007	0.55	0.29	0.55

Year Ended September 30, 2007	High	Low	Close
First Quarter ended December 31, 2006	0.68	0.34	0.38
Second Quarter ended March 31, 2007	0.64	0.40	0.49
Third Quarter ended June 30, 2007	0.51	0.41	0.42
Fourth Quarter ended September 30, 2007	0.44	0.30	0.39

Year Ended September 30, 2006	High	Low	Close
First Quarter ended December 31, 2005	0.59	0.53	0.58
Second Quarter ended March 31, 2006	2.24	2.08	2.13
Third Quarter ended June 30, 2006	1.06	1.04	1.05
Fourth Quarter ended September 30, 2006	0.55	0.52	0.54

The above quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commission and may not necessarily represent actual transactions.

Number of Holders

As of February 20, 2008, there were approximately 1,456 record holders of the Company’s common stock, not counting shares held in “street name” in brokerage accounts which is unknown. As of February 20, 2008, there were approximately 173,403,188 shares of common stock outstanding on record with the Company’s stock transfer agent, Mountain Share Transfer. On February 20, 2008 the last reported sales price of our common stock on the OTCBB was $0.48 per share.

Dividends

The Company has not declared or paid any cash dividends on its common stock and does not anticipate paying dividends for the foreseeable future.

Stock Option Plan

On January 5, 2007,our Board of Directors resolved to establish the Company’s 2007 Stock Option Plan to enable the Company to obtain and retain the services of the types of employees, consultants and directors who could contribute to the Company’s long range success and to provide incentives which are linked directly to increases in share value which will inure to the benefit of all stockholders of the Company. A total of 20,000,000 shares of common stock are authorized under the plan.

Stock Compensation, Issuance of Stock Purchase Options

During the fiscal year ended September 30, 2007, our Board of Directors authorized the grant of options to purchase an aggregate of 2,200,000 shares of the Company’s common stock of which 1,950,000 remain authorized. The options are exercisable at prices ranging from $0.41 to $0.53 per share, and expire at various times through August 2012.

Consulting Incentive Options:  In connection with entering into a Consulting and Advisory Agreement effective January 26, 2007 with Dr. John Moore for two years service as Chairman of the Company’s Scientific Advisory Board, the Company issued to Dr. Moore 150,000 options under the terms of a Stock Option Agreement, with an exercise price of $0.46 per share. The options were issued in a transaction exempt from registration pursuant to Section 4(2) of the Securities Act. The options have a five (5) year exercise term and vest under the following provisions:

(a)	The Option became exercisable in the amount of 12,500 shares upon the First Vesting Date of April 26, 2007. Thereafter, the Option shall vest become exercisable at the rate of 18,750 Shares per calendar quarter, or any apportioned amount thereof, during the term of engagement of the Optionee by XsunX.

Employment Incentive Options:  In connection with entering into an Employment Agreement effective January 1, 2007 with Jeff Huitt for two years service as Chief Financial Officer, the Company issued to Mr. Huitt 500,000 options under the terms of a Stock Option Agreement effective January 26, 2007, with an exercise price of $0.46 per share. The options were issued in a transaction exempt from registration pursuant to Section 4(2) of the Securities Act. The options have a five (5) year exercise term and vest under the following provisions:

(a)	The Option became exercisable in the amount of 50,000 shares upon the First Vesting Date of April 1, 2007. Thereafter, the Option shall vest and become exercisable at the rate of 50,000 Shares per calendar quarter up to a total of 400,000 shares.
(b)	This Option shall also become exercisable in the amount of 50,000 shares for each of the first two (2) sales/licensure of an XsunX system.

Employment Incentive Options:  In connection with entering into an Employment Agreement effective January 1, 2007 with Robert Wendt for two years service as Vice President of Engineering, the Company issued to Mr. Wendt 500,000 options under the terms of a Stock Option Agreement effective January 26, 2007, with an exercise price of $0.46 per share. The options were issued in a transaction exempt from registration pursuant to Section 4(2) of the Securities Act. The options have a 5 year exercise term and vest under the following provisions:

(a)	The Option became exercisable in the amount of 50,000 shares upon the First Vesting Date of April 1, 2007. Thereafter, the Option shall vest and become exercisable at the rate of 50,000 Shares per calendar quarter up to a total of 400,000 shares.
(b)	This Option shall also become exercisable in the amount of 50,000 shares for each of the first two (2) sales/licensure of an XsunX system.

Employment Incentive Options:  In connection with entering into an Employment Agreement effective January 1, 2007 with Kurt Laetz for two years service as Vice President of Sales, the Company issued to Mr. Laetz 250,000 options under the terms of a Stock Option Agreement effective January 26, 2007, with an exercise price of $0.46 per share. The options were issued in a transaction exempt from registration pursuant to Section 4(2) of the Securities Act. As of September 30, 2007 Mr. Laetz no longer worked for the Company and the above referenced option grant was terminated and the available options were returned to the pool of available options under the XsunX 2007 Stock Option Plan.

Employment Incentive Options:  In connection with entering into an Employment Agreement effective January 1, 2007 with Joseph Grimes for two (2) years service as Chief Operating Officer, the Company issued to Mr. Grimes 500,000 options under the terms of a Stock Option Agreement effective January 26, 2007, with an exercise price of $0.46 per share. The options were issued in a transaction exempt from registration pursuant to Section 4(2) of the Securities Act. The options have a five (5) year exercise term and vest under the following provisions:

(a)	The Option became exercisable in the amount of 50,000 shares upon the First Vesting Date of April 1, 2007. Thereafter, the Option shall vest and become exercisable at the rate of 50,000 Shares per calendar quarter up to a total of 400,000 shares.

(b)	This Option shall also become exercisable in the amount of 50,000 shares for each of the first two (2) sales/licensure of an XsunX system.

Consulting Incentive Options:  In conjunction with entering into a Consulting and Advisory Agreement effective February 22, 2007 with Dr. Edward Yu for two years service as a member of the Company’s Scientific Advisory Board, the Company issued to Dr. Yu 100,000 options under the terms of a Stock Option Agreement, with an exercise price of $0.53 per share. The options were issued in a transaction exempt from registration pursuant to Section 4(2) of the Securities Act. The options have a five (5) year exercise term and vest under the following provisions:

(a)	The Option became exercisable in the amount of 12,500 shares upon the First Vesting Date of May 23, 2007. Thereafter, the Option shall vest become exercisable at the rate of 12,500 Shares per calendar quarter, or any apportioned amount thereof, during the term of engagement of the Optionee by XsunX.

Consulting Incentive Options:  In conjunction with entering into a Consulting and Advisory Agreement effective April 23, 2007 with Dr. Richard Ahrenkiel for two years service as a member of the Company’s Scientific Advisory Board, the Company issued to Dr. Yu 100,000 options under the terms of a Stock Option Agreement, with an exercise price of $0.45 per share. The options were issued in a transaction exempt from registration pursuant to Section 4(2) of the Securities Act. The options have a 5 year exercise term and vest under the following provisions:

(a)	The Option became exercisable in the amount of 12,500 shares upon the First Vesting Date of July 24, 2007. Thereafter, the Option shall vest become exercisable at the rate of 12,500 Shares per calendar quarter, or any apportioned amount thereof, during the term of engagement of the Optionee by XsunX.

Consulting Incentive Options:  In conjunction with entering into a Consulting and Advisory Agreement effective August 28, 2007 with Dr. Michael Russak for two years service as a member of the Company’s Scientific Advisory Board, the Company issued to Dr. Russak 100,000 options under the terms of a Stock Option Agreement, with an exercise price of $0.41 per share. The options were issued in a transaction exempt from registration pursuant to Section 4(2) of the Securities Act. The options have a five (5) year exercise term and vest under the following provisions:

(a)	The Option became exercisable in the amount of 12,500 shares upon the First Vesting Date of November 29, 2007. Thereafter, the Option shall vest become exercisable at the rate of 12,500 Shares per calendar quarter, or any apportioned amount thereof, during the term of engagement of the Optionee by XsunX.

Table of Equity Compensation

The following table sets forth summary information, as of September 30, 2007, concerning securities authorized for issuance under all equity compensation plans and agreements for the fiscal yeas ended September 30, 2005, 2006 and 2007 is as follows:

	Number of Options/ Warrants	Weighted-Average Exercise Price	Accrued Options/ Warrants Exercisable	Weighted- Average Exercise Price
Outstanding, September 30, 2004	8,000,000	$0.15	5,500,000	$0.15
Granted 2005	7,125,000	$0.17	6,708,334	$0.17
Exercisable from 2004 in 2005	—		1,200,000	0.15
Outstanding, September 30, 2005	15,125,000	$0.16	13,408,334	$0.16
Granted 2006	11,987,000	$0.36	5,543,000	$0.46
Exercised 2006	(4,375,000)	$0.48	(4,375,000)	$0.48
Exercised from 2004 in 2006	(100,000)	$0.15	(100,000)	$0.15
Exercised from 2005 in 2006	(6,375,000)	$0.17	(6,375,000)	$0.17
Exercisable from 2004 in 2006	—	—	300,000	$0.15
Exercisable from 2005 in 2006	—	—	300,000	$0.20
Outstanding, September 30, 2006	16,262,000		8,701,334
Granted 2007	1,950,000	$0.46	554,167	$0.46
Exercised 2007	—	—	—	—
Exercised from 2004 in 2007	(900,000)	$0.15	(900,000)	$0.15
Exercised from 2005 in 2007	—	—	—	—
Exercised from 2006 in 2007	—	—	—	—
Exercisable from 2004 in 2007	—	—	—	—
Exercisable from 2005 in 2007	—	—	116,666	$0.20
Exercisable from 2006 in 2007	—	—	296,000	$0.51
Outstanding, September 30, 2007	17,312,000	$0.33	8,768,167	$0.22

At September 30, 2007, the range of warrant/option prices for shares under warrants/options not exercised and the weighted-average remaining contractual life is as follows:

	Options/Warrants Outstanding			Options/Warrants Exercisable
Range of Option/ Warrant Prices	Number of Options/ Warrants	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (yr)	Number of Options/ Warrants	Weighted- Average Exercise Price
$ 0.15	7,000,000	$0.15	1.9	6,000,000	$0.15
$ 0.20	750,000	$0.20	0.3	750,000	$0.20
$ 0.25	7,000,000	$0.25	3.0	1,000,000	$0.25
$ 0.41	100,000	$0.41	4.9	4,167	$0.41
$ 0.45	100,000	$0.45	4.6	20,833	$0.45
$ 0.46	1,650,000	$0.46	4.3	500,000	$0.46
$ 0.51	500,000	$0.51	3.8	352,000	$0.51
$ 0.53	100,000	$0.53	4.4	29,167	$0.53
$ 1.69	112,000	$1.69	3.5	112,000	$1.69
	17,312,000			8,768,167

Sales or Transactions of Securities

The authorized capital stock of the Company was established at 500,000,000 shares with no par value.

In the fiscal year ended September 30, 2005, the Company issued a total of 9,818,631 shares of common stock as follows: 6,735,137 shares of common stock were issued pursuant to Regulation S promulgated under the Securities Act, raising gross proceeds of $531,396; 474,231 shares of common stock were issued in transactions exempt from registration pursuant to Section 4(2) of the Securities Act, for consulting services valued at $40,000; and 2,609,263 shares of common stock were issued pursuant to an exemption under Section 4(2) of the Securities Act, in connection with the sale of an $850,000 secured convertible debenture by the Company.

In the fiscal year ended September 30, 2006, the Company issued a total of 33,293,217 shares of common stock as follows: 33,120,851 shares of common stock registered pursuant to an effective registration statement were issued pursuant to the conversion of secured convertible debentures, raising gross proceeds of $9,294,133; 72,366 shares of common stock were issued in transactions exempt from registration pursuant to Section 4(2) of the Securities Act, for consulting services valued at $31,500; and 100,000 shares of common stock were issued pursuant to an exemption under Section 4(2) of the Securities Act, in connection with the exercise of 100,000 warrants bearing an exercise price of $0.15 each.

In December 2006, the Company entered into a settlement agreement with a service provider in which the service provider returned to the Company 150,000 of the 300,000 shares of common stock issued to the service provider in the period ended March 31, 2005. The shares were originally issued in a transaction exempt from registration pursuant to Section 4(2) of the Securities Act. The returned shares were received and cancelled effective January 2007. As a result of the return and cancellation of these shares, the Company recorded a credit to expenses in the amount of $12,000 and a debit to paid in capital of $12,000 for the period ending March 31, 2007.The $12,000 represents one half of the monetary value expensed by the Company in the period in which the shares were issued.

In conjunction with the sale of convertible debentures in the amount of $850,000 and $5,000,000 in the fiscal periods ended December 31, 2005 and 2006 respectively, the Company issued and deposited into escrow 26,798,418 shares of common stock as part of a security structure for the above referenced obligations. As of September 30, 2006, the principal balance of the debentures had been reduced to $0.0. Subsequently the holder of the debentures provided the Company with a notice of release of its security interests and returned the security shares to the Company for cancellation. On January 18, 2007 the above shares were cancelled on the Company’s books.

In September 2007, a consultant exercised the remaining 900,000 of the 1,000,000 $0.15 warrants granted to the consultant in September 2004. The amount of $135,000 dollars was paid to XsunX by the consultant and 900,000 shares of unregistered common stock were issued. The shares were issued in a transaction exempt from registration pursuant to Section 4(2) of the Securities Act.

On November 1, 2007, XsunX signed its $21 million Purchase Agreement with Fusion Capital pursuant to which XsunX received $1,000,000 from Fusion Capital as an initial purchase in exchange for 3,333,332 shares of our common stock. Concurrently with entering into the Purchase Agreement, we entered into a registration rights agreement with Fusion Capital pursuant to which we agreed to file a registration statement covering the shares that have been issued or may be issued to Fusion Capital under the Purchase Agreement. After the SEC has declared effective the registration statement related to the transaction we have the right over a twenty-five (25) month period to sell our shares of common stock to Fusion Capital, from time to time, in amounts up to $1 million per sale, depending on certain conditions as set forth in the agreement, up to the full aggregate commitment of $21 million.

The purchase price of the shares related to the $20 million balance of future funding will be based on the prevailing market prices of the Company's shares at the time of sales without any fixed discount, and the Company will control the timing and amount of any sale of shares to Fusion Capital. There are no upper limits to the price Fusion Capital may pay to purchase our common stock. However, Fusion Capital shall not be obligated to purchase any shares of our common stock on any business day that the price of our common stock is below $0.20. There are no negative covenants, restrictions on future fundings, penalties or liquidated damages in the agreement. The common stock purchase agreement may be terminated by us at any time at our discretion without any cost to us.

In consideration for entering into the $21 million agreement we agreed to issue to Fusion Capital 3,500,000 shares of our common stock as financing commitment shares which Fusion Capital has agreed to hold for the term of the Purchase Agreement. Additionally, we granted Fusion Capital common stock purchase warrants to purchase 1,666,666 shares of our common stock at $0.50, and 1,666,666 shares of our common stock at $0.75. The shares underlying the warrant grants do not carry mandatory registration requirements under the terms of the Purchase Agreement and registration rights agreement.

On January 16, 2008, Cumorah Capital purchased 8,650,000 shares of the Company’s restricted common stock in a private transaction for total proceeds of $2,500,000.

Use of Proceeds from the Sale of Securities

The proceeds from the above sales of securities were used primarily to fund the product developments efforts and day-to-day operations of the Company and to pay the accrued liabilities associated with these operations.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Summary Compensation Table

Name & Principal Position	Year	Salary	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation (S)	Nonqualified Deferred Compensation (S)	All Other Compensation (S)	Total
Tom Djokovich, President(1)	2007	$150,000	—	—	—	—	—	4,800	$154,800
	2006	$150,000	—	—	—	—	—	—	$150,000
	2005	$150,000	—	—	—	—	—	—	$150,000
Joseph Grimes, COO(2)	2007	$150,000	—	—	199,567	—	—	4,800	$354,367
	2006	$150,000	—	—	—	—	—	—	$150,000
	2005	$0	—	—	—	—	—	—	$0
Jeff Huitt, CFO(3)	2007	$135,000	—	—	45,300	—	—	4,800	$185,100
	2006	$0	—	—	—	—	—	—	$0
	2005	$0	—	—	—	—	—	—	$0
Robert Wendt, VP Engineering(4)	2007	$150,000	—	—	45,300	—	—	3,600	$198,900
	2006	$0	—	—	—	—	—	—	$0
	2005	$0	—	—	—	—	—	—	$0
Dr. Guang Lin, Chief Scientist(5)	2007	$63,462	—	—	0	—	—	4,393	$67,855
	2006	$0	—	—	—	—	—	—	$0
	2005	$0	—	—	—	—	—	—	$0

(1)	In the fiscal period ended September 30, 2007, the Company agreed to pay Mr. Djokovich an annual salary of $150,000 for services provided as Chief Executive Officer up to and until the Company determines executive compensation pursuant to an employment agreement as determined by our Board of Directors. In addition to Mr. Djokovich’s base compensation the Company also provides Mr. Djokovich with a $400 monthly health insurance allowance. Effective November 2007 the Company agreed to increase Mr. Djokovich annual salary to $220,000. When necessitated by the Company’s adverse financial condition Mr. Djokovich has agreed to the deferment of his monthly salary up to and until such time that the Company can repay any such deferred amounts.
(2)	The Company has agreed to pay Mr. Grimes an annual salary of $150,000 for services provided as Chief Operating Officer under the terms of an employment agreement effective January 1, 2007. The calculated value of Mr. Grimes stock options at September 30, 2007 is $214,668. In addition to Mr. Grimes base compensation the Company also provides Mr. Grimes with a $400 monthly health insurance allowance. Effective November 2007, the Company agreed to increase Mr. Grimes annual salary to $210,000.
(3)	The Company has agreed to pay Mr. Huitt an annual salary of $135,000 for services provided as Chief Financial Officer under the terms of an employment agreement effective January 1, 2007. The calculated value of Mr. Huitt’s stock options at September 30, 2007 is $60,400. In addition to Mr. Huitt's base compensation the Company also provides Mr. Huitt with a $400 monthly health insurance allowance. Effective November 2007, the Company agreed to increase Mr. Huitt’s annual salary to $155,000.

(4)	The Company has agreed to pay Mr. Robert Wendt an annual salary of $155,000 for services provided as Vice-President of Engineering under the terms of an employment agreement effective January 1, 2007. The calculated value of Mr. Wendt’s stock options at September 30, 2007 is $45,3000. In addition to Mr. Wendt’s base compensation the Company also provides Mr. Wendt with a $300 monthly health insurance allowance. Effective November 2007, the Company agreed to increase Mr. Wendt’s annual salary to $200,000.
(5)	The Company has agreed to pay Dr. Guang Lin an annual salary of $100,000 for services provided as Chief Scientist of which he received a prorate amount of $63,462 during the fiscal year ending September 30, 2007. Dr. Lin did not have any stock options vested as of September 30, 2007. In addition to Dr. Lin’s base compensation the Company also provides Dr. Lin with a $300 monthly health insurance allowance. The Company also provided a relocation allowance to Dr. Lin of $2,293.

Grants of Plan-Based Awards Table

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards
	Grant	Threshold	Target	Maximum	Threshold	Target	Maximum
Name	Date	($)	($)	($)	($)	($)	($)	(#)	(#)	($/Sh)	Awards
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)
Tom Djokovich, CEO	n/a	0	0	0	0	0	0	0	0	0	0
Jeff Huitt, CFO(2)	1/26/07	0	0	0	0	0	0	0	500,000	0.46	$45,300
Joe Grimes, COO (1)	1/26/07	0	0	0	0	0	0	0	500,000	0.46	$199,567
Robert Wendt, VP Engineering(3)	1/26/07	0	0	0	0	0	0	0	500,000	0.46	$45,300
Guang Lin, Chief Scientist	n/a	0	0	0	0	0	0	0	0	0	0

(1)	Employment Incentive Options — In connection with the issuance of an employment agreement to Joseph Grimes in January 2007, the Company granted 500,000 options effective January 1 at the then market price of $0.46. The option began vesting at the rate of 50,000 shares per calendar quarter up to a total of 400,000 shares. Another 50,000 shall vest and become exercisable upon each of the first two sales/licensure of an XsunX system.
(2)	Employment Incentive Option — In connection with the issuance of an employment agreement to Jeff Huitt in January 2007, the Company granted 500,000 options effective January 1 at the then market price of $0.46. The option began vesting at the rate of 50,000 shares per calendar quarter up to a total of 400,000 shares. Another 50,000 shall vest and become exercisable upon each of the first two sales/licensure of an XsunX system.
(3)	Employment Incentive Option — In connection with the issuance of an employment agreement to Robert Wendt in January 2007, the Company granted 500,000 options effective January 1 at the then market price of $0.46. The option began vesting at the rate of 50,000 shares per calendar quarter up to a total of 400,000 shares. Another 50,000 shall vest and become exercisable upon each of the first two sales/licensure of an XsunX system.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table

The Company currently offers several basic forms of compensation. Salary, stock options, vacation and health care reimbursement. The compensation of executive officers is approved by the disinterested members of the Board of Directors and offered in employment agreements. The material terms of each executive officers employment agreement include:

Mr. Tom M. Djokovich, CEO & President:  In the fiscal period ended September 30, 2007, the Company agreed to pay Mr. Djokovich an annual salary of $150,000 for services provided as Chief Executive Officer up to and until the Company determines executive compensation pursuant to an employment agreement as determined by the Board. In addition to Mr. Djokovich’s base compensation the Company also provides Mr. Djokovich with a $400 monthly health insurance allowance. Effective November 2007, the Company agreed to increase Mr. Djokovich annual salary to $220,000. Additionally, the Company has not provided to Mr. Djokovich with cash or stock incentives or bonus payment rights related to his employment, or otherwise. This salary represents 97% of Mr. Djokovich’s 2007 fiscal year compensation.

Mr. Jeff Huitt, CFO:  Mr. Huitt’s employment agreement is for two (2) years commencing on January 1, 2007. It called for initial base salary of $135,000 with bonus opportunities should revenue be achieved during the term of the agreement ranging from $5,000 bonus for $5,000,000 in revenue to $15,000 bonus in excess of $25,000,000 of revenue. Vacation is set at fifteen (15) paid days per year. Health care reimbursement totals $400 per month. The agreement also contains provisions for six (6) months of salary to be paid within sixty (60) days should a sale of all or substantially all of the stock or assets of the company which results in termination or relocation within one (1) year of the sale. The agreement calls for termination without notice for good cause and includes confidentiality provisions. Compensation increases, if any, during the term of this agreement are subject to approval by the Board of Directors. Additionally, the Company granted Mr. Huitt 500,000 options effective January 1, 2007 at the then market price of $0.46. The option began vesting at the rate of 50,000 shares per calendar quarter up to a total of 400,000 shares. Another 50,000 shall vest and become exercisable upon each of the first two sales/licensure of an XsunX system. This salary represents 73% of Mr. Huitt’s 2007 fiscal year compensation.

Mr. Joseph Grimes, COO:  The agreement is for two years commencing on January 1, 2007. It called for initial base salary of $150,000 with bonus opportunities should revenue be achieved during the term of the agreement ranging from $5,000 bonus for $5,000,000 in revenue to $15,000 bonus in excess of $25,000,000 of revenue. Vacation is set at fifteen (15) paid days per year. Health care reimbursement totals $400 per month. The agreement contains provisions for six (6) months of salary to be paid within sixty (60) days should a sale of all or substantially all of the stock or assets of the company which results in termination or relocation within one year of the sale. The agreement calls for termination without notice for good cause and includes confidentiality provisions. Compensation increases, if any, during the term of this agreement are subject to approval by the Board of Directors. Additionally, the Company granted Mr. Grimes 500,000 options effective January 1, 2007 at the then market price of $0.46. The option began vesting at the rate of 50,000 shares per calendar quarter up to a total of 400,000 shares. Another 50,000 shall vest and become exercisable upon each of the first two sales/licensure of an XsunX system. This salary represents 42% of Mr. Grimes’ 2007 fiscal year compensation.

Mr. Robert Wendt, VP — Engineering:  The agreement is for two (2) years commencing on January 1, 2007. It called for initial base salary of $150,000 with bonus opportunities should revenue be achieved during the term of the agreement ranging from $5,000 bonus for $5,000,000 in revenue to $15,000 bonus in excess of $25,000,000 of revenue. Vacation is set at fifteen (15) paid days per year. Health care reimbursement totals $300 per month. The agreement contains provisions for six months of salary to be paid within sixty (60) days should a sale of all or substantially all of the stock or assets of the company which results in termination or relocation within one year of the sale. The agreement calls for termination without notice for good cause and includes confidentiality provisions. Compensation increases, if any, during the term of this agreement are subject to approval by the Board of Directors. Additionally, the Company granted Mr. Wendt 500,000 options effective January 1, 2007 at the then market price of $0.46. The option began vesting at the rate of 50,000 shares per calendar quarter up to a total of 400,000 shares. Another 50,000 shall vest and become exercisable upon each of the first two sales/licensure of an XsunX system. This salary represents 75% of Mr. Wendt’s 2007 fiscal year compensation.

Dr. Guang Lin, Chief Scientist:  There is not an employment agreement with Dr. Lin, rather a Memorandum of Understanding that details an accepted offer letter. Dr. Lin is an at-will employee. His employment commenced on April 18, 2007 with a base salary of $100,000. There are no specific bonus opportunities currently offered. He is entitled to seven (7) days of vacations plus normal approved company holidays. Dr. Lin also receives a $300 per month allowance for health insurance. Dr. Lin is subject to non-compete and confidentiality agreements. This salary represents 94% of Dr. Lin’s 2007 fiscal year compensation.

Outstanding Equity Awards at Fiscal Year-End Table

	Option Awards					Stock Awards
	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
Name	(#)	(#)	(#)	($)	Date	(#)	($)	(#)	(#)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Tom Djokovich, CEO	0	0	0	0	0	0	0	0	0
	150,000	350,000	0	$0.46	1/26/2012	0	0	0	0
Jeff Huitt, CFO	112,000	0	0	$1.69	4/5/2011
	352,000	148,000	0	$0.51	7/20/2011	0	0	0	0
	150,000	350,000	0	$0.46	1/26/2012
	150,000	350,000	0	$0.46	1/26/2012	0	0	0	0
Joe Grimes, COO	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0
Robert Wendt, VP – Engineering	150,000	350,000	0	$0.46	1/26/2012	0	0	0	0
	112,000	0	0	$1.69	4/5/2011
	352,000	148,000	0	$0.51	7/20/2011	0	0	0	0
	150,000	350,000	0	$0.46	1/26/2012
Guang Lin, Chief Scientist	150,000	350,000	0	$0.46	1/26/2012	0	0	0	0

Option Exercises and Stock Vested Table

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise	Number of Shares Acquired on Vesting	Value Realized on Vesting
	(#)	($)	(#)	($)
(a)	(b)	(c)	(d)	(e)
Tom Djokovich, CEO	0	0	0	0
Jeff Huitt, CFO	0	0	0	0
Joe Grimes, COO	0	0	0	0
Robert Wendt, VP – Engineering	0	0	0	0
Guang Lin, Chief Scientist	0	0	0	0

Pension Benefits Table

None.

Nonqualified Deferred Compensation Table

None.

Potential Payments Upon Termination or Change-in-Control

The Company does have change-in-control obligations to its two (2) executive officers, Mr. Jeff Huitt and Mr. Joseph Grimes for six (6) months of base salary should a sale of all or substantially all of the Company’s assets or stock occurs that results in termination of relocation of the officers within one year of the transaction. The payment shall be made within sixty (60) days of the transaction.

Compensation of Directors

In the fiscal period ended September 30, 2007, directors received no cash compensation for their service to the Company as directors, but were reimbursed for expenses actually incurred in connection with attending meetings of our Board of Directors.

Director Compensation Table

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation (S)	Total (S)
Tom Djokovich	0	0	0	0	N/A	0	0
Thomas Anderson	0	0	0	0	N/A	0	0
Oz Fundingsland	0	0	0	0	N/A	0	0
Michael Russak	0	0	0	0	N/A	0	0

Compensation Committee Interlocks and Insider Participation

The Company does not currently have a compensation committee. Furthermore, only disinterested Directors participate in the compensation discussions and decisions regarding executive compensation. Messrs. Tom Anderson (Director) and Tom Djokovich (President, CEO and Director) participated in executive compensation decision during the previous fiscal year. Only Mr. Anderson made compensation decisions regarding Mr. Djokovich. Please see the section above entitled “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table” for a complete description of all compensation transactions by and between the Company and Mr. Djokovich.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTS
ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

AVAILABLE INFORMATION

We have filed a registration statement on Form S-1 under the Securities Act with the SEC with respect to the shares of our common stock offered through this Prospectus. This Prospectus is filed as a part of that registration statement and does not contain all of the information contained in the registration statement and exhibits. We refer you to our registration statement and each exhibit attached to it for a more complete description of matters involving us, and the statements we have made in this Prospectus are qualified in their entirety by reference to these additional materials. You may inspect the registration statement and exhibits and schedules filed with the SEC at the SEC’s principal office in Washington, D.C. Copies of all or any part of the registration statement may be obtained from the Public Reference Section of the SEC, Room 1580, 100 F Street NE, Washington DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy statements and information regarding registrants that file electronically with the SEC. In addition, we will file electronic versions of our annual and quarterly reports on the SEC’s Electronic Data Gathering Analysis and Retrieval, or EDGAR System.

XSUNX, INC.

F-i

INDEPENDENT AUDITOR'S REPORT

Board of Directors
XSUNX, INC.
Aliso Viejo, CA

We have audited the accompanying balance sheets of XSUNX, Inc., (formerly Sun River Mining, Inc.) (A Development Stage Company) as of September 30, 2004 and 2003, and the related statements of operations, cash flows, and stockholders' equity for the years ended September 30, 2004 and 2003 and for the period from February 25, 1997 (inception) to September 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits “in accordance with the standards of the Public Company Accounting Oversight Board (United States)” as outlined in PCAOB Auditing Standard No. 1. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of XSUNX, INC., (formerly Sun River Mining, Inc.) at September 30, 2004 and 2003 and the results of their operations and their cash flows for the years ended September 30, 2004 and 2003 and for the period from February 25, 1997 (inception) to September 30, 2004 in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, conditions exist which raise substantial doubt about the Company's ability to continue as a going concern unless it is able to generate sufficient cash flows to meet its obligations and sustain its operations. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Michael Johnson & Co., LLC
Michael Johnson & Co., LLC
Denver, Colorado
February 24, 2005
May 5, 2005

FINANCIAL STATEMENTS

XSUNX, INC.
(A Development Stage Company)

FINANCIAL STATEMENTS
September 30, 2007, 2006 and 2005

JASPERS + HALL, PC
CERTIFIED PUBLIC ACCOUNTANTS

9175 E. Kenyon Avenue, Suite 100
Denver, CO 80237
303-796-0099

REPORT OF REGISTERED INDEPENDENT PUBLIC ACCOUNTING FIRM

Board of Directors
XSUNX, INC.
Aliso Viejo, CA

We have audited the accompanying balance sheets of XSUNX, Inc., (formerly Sun River Mining, Inc). (A Development Stage Company) as of September 30, 2005, 2006, and 2007, and the related statements of operations, cash flows, and stockholders’ equity for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of XSUNX, INC., (formerly Sun River Mining, Inc.) at September 30, 2005, 2006, and 2007 and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

The financial statements for the period February 25, 1997 (inception) to September 30, 2004, were audited by other accountants, whose report dated May 5, 2005 expressed an unqualified opinion on those statements. They have not performed any auditing procedures since that date.

Denver, CO
December 28, 2007

/s/ Jaspers + Hall, PC
Jaspers + Hall, PC
Denver, Colorado
December 28, 2007

XSUNX, INC.
(A Development Stage Co.)

BALANCE SHEETS

	(Audited) September 30, 2007	(Audited) September 30, 2006	(Audited) September 30, 2005
ASSETS
Current assets:
Cash	$1,773,748	$4,305,105	$175,869
Prepaid Expenses	54,377	349,118	79,984
Total current assets	1,828,125	4,654,223	255,853
Fixed assets:
Office & Misc. Equipment	39,437	9,774	2,270
Research and Development Equipment	532,795	392,301	181,995
Leasehold Improvement	89,825	80,492
Total Fixed Assets	662,057	482,567	184,265
Less Depreciation	(162,189)	(84,941)	(18,434)
Total fixed assets	499,868	397,626	165,831
Other assets:
Patents/Trade Marks		40,000	20,000
Security Deposit	5,815	2,615
Accrued Interest Receivable	143,452
Note Receivable	1,500,000
Marketable Prototype	1,765,000	1,765,000
Total other assets	3,414,267	1,807,615	20,000
Total Assets	$5,742,260	$6,859,464	$441,684
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts Payable	$259,652	$582,161	$78,377
Accrued Expenses	53,036	6,538	45,856
Current Portion of Note Payable			850,000
Total current liabilities	312,688	588,699	974,233
Stockholders’ Equity:
Preferred Stock, par value $0.01 per share; 50,000,000 shares authorized; no shares issued and outstanding Treasury Stock, no par value; no shares where issued or outstanding Common Stock, no par value; 500,000,000 shares authorized; 157,919,856 shares issued and outstanding at September 30, 2007 and 157,019,856 shares were issued and outstanding at September 30, 2006	13,563,86	13,290,869	3,996,735
Paid in Capital — Common Stock Warrants	2,326,553	2,151,250	1,200,000
Deficit accumulated during the development stage	(10,460,850)	(9,171,354)	(5,729,284)
Total stockholders’ profit (deficit)	5,429,572	6,270,765	(532,549)
Total Liabilities And Stockholders’ Equity	$5,742,260	$6,859,464	$441,684

XSUNX, INC.
(A Development Stage Co.)

STATEMENT OF OPERATIONS
(Audited)

	Years Ended September 30th			Feb. 25, 1997 (Inception) to September 30, 2007
	2007	2006	2005
Revenue
Service Income	$6,880	$8,000		$14,880
Other Income				—
Total Revenue	6,880	8,000	—	14,880
Expenses:
Advertising	47,573	9,050	3,979	60,602
Bank Charges	973	294	500	3,880
Conferences & Seminars	14,725	11,267		25,992
Consulting	117,751	47,850	320,944	1,510,584
Depreciation	77,248	82,941	18,435	181,802
Directors’ Fees				11,983
Due Diligence				45,832
Equipment Rental				1,733
Filing Fees	2,185	4,625	1,800	8,610
Impairment loss				923,834
Insurance	66,856	2,705	758	70,319
Legal & Accounting	302,478	140,293	107,249	738,380
Licenses & Fees	90	20	25	6,545
Loan Fees		628,834	115,000	741,834
Meals & Entertainment				4,119
Miscellaneous	1,691	1,882	1,675	7,378
Office Expenses	15,086	4,581	2,634	41,500
Patent Fees	1,181	625	663	2,469
Postage & Shipping	8,327	1,123	2,161	14,828
Printing	9,860	8,730	4,300	28,470
Public Relations	79,831	182,151	116,413	489,361
Recruitment Expenses	47,064			47,064
Research & Development	435,534	949,472	501,423	2,015,922
Rent	66,702	19,858	9,000	112,523
Salaries	828,711	275,089	155,236	1,759,122
Subscription Reports	6,103	2,895	860	9,858
Taxes	4,180			8,837
Telephone	22,301	12,318	5,489	74,923
Transfer Agent Expense		411	3,628	20,365
Travel, Meals & Entertainment	158,503	41,823	11,234	274,493
Utilities	8,103			8,103
Abandoned Equipment				808
Option/Warrant Expense	325,303	951,250		2,476,553
Total Operating Expenses	2,648,359	3,380,087	1,383,406	11,728,626

	Years Ended September 30th			Feb. 25, 1997 (Inception) to September 30, 2007
	2007	2006	2005
Other (Income) Expense
Interest Expense	1,197	158,333	17,433	248,560
Interest Income	(253,179)	(88,480)		(341,682)
Legal Settlement	(1,100,000)			(1,100,000)
Forgiveness of Debt	—	—	—	(59,773)
Total Other Income/Expense	(1,351,982)	69,853	17,433	(1,252,895)
Net (Loss)	$(1,289,497)	$(3,441,940)	$(1,400,839)	$(10,460,850)
Per Share Information:
Basic and Diluted
Weighted average number of common shares outstanding	156,680,076	138,005,964	123,854,733
Net Loss per Common Share	$(0.01)	$(0.02)	$(0.01)

XSUNX, INC.
(A Development Stage Company)

STATEMENT OF STOCKHOLDERS EQUITY (DEFICIT)
September 30, 2007
(Audited)

					Paid in Capital Common Stock Warrants	Deficit Accumulated During the Exploration Stage
	Treasury Stock		Common Stock
	# of Shares	Amount	# of Shares	Amount			Totals
Inception February 25, 1997	—	—	—	—	—	—	—
Issuance of stock for cash	—	—	15,880	217,700	—	—	217,700
Issuance of stock to Founders	—	—	14,110	—	—	—	—
Issuance of stock for consolidation	—	—	445,000	312,106	—	—	312,106
Net Loss for Year	—	—	—	—	—	(193,973)	(193,973)
Balance — September 30, 1997	—	—	474,990	529,806	—	(193,973)	335,834
Issuance of stock for services	—	—	1,500	30,000	—	—	30,000
Issuance of stock for cash	—	—	50,200	204,000	—	—	204,000
Consolidation stock cancelled	—	—	(60,000)	(50,000)	—	—	(50,000)
Net Loss for Year	—	—	—	—	—	(799,451)	(799,451)
Balance — September 30, 1998	—	—	466,690	713,806	—	(993,424)	(279,618)
Issuance of stock for cash	—	—	151,458	717,113	—	—	717,113
Issuance of stock for services	—	—	135,000	463,500	—	—	463,500
Net Loss for Year	—	—	—	—	—	(1,482,017)	(1,482,017)
Balance — September 30, 1999	—	—	753,148	1,894,419	—	(2,475,441)	(581,022)
Issuance of stock for cash	—	—	15,000	27,000	—	—	27,000
Net Loss for year	—	—	—	—	—	(118,369)	(118,369)
Balance — September 30, 2000	—	—	768,148	1,921,419	—	(2,593,810)	(672,391)
Extinguishment of debt	—	—	—	337,887	—	—	337,887
Net Loss for year	—	—	—	—	—	(32,402)	(32,402)
Balance — September 30, 2001	—	—	768,148	2,259,306	—	(2,626,212)	(366,906)
Net Loss for year	—	—	—	—	—	(47,297)	(47,297)
Balance — September 30, 2002	—	—	768,148	2,259,306	—	(2,673,509)	(414,203)
Issuance of stock for Assets	—	—	70,000,000	3	—	—	3
Issuance of stock for Cash	—	—	9,000,000	225,450	—	—	225,450
Issuance of stock for Debt	—		115,000	121,828	—	—	121,828
Issuance of stock for Expenses	—	—	115,000	89,939	—	—	89,939
Issuance of stock for Services	—	—	31,300,000	125,200	—	—	125,200
Net Loss for year	—	—	—	—	—	(145,868)	(145,868)
Balance — September 30, 2003	—	—	111,298,148	2,821,726	—	(2,819,377)	2,350

					Paid in Capital Common Stock Warrants	Deficit Accumulated During the Exploration Stage
	Treasury Stock		Common Stock
	# of Shares	Amount	# of Shares	Amount			Totals
Issuance of stock for cash	—	—	2,737,954	282,670	—	—	282,670
Issuance of Common Stock Warrants	—	—	—	—	1,200,000	—	1,200,000
Net Loss for Year	—	—	—	—	—	(1,509,068)	(1,509,068)
Balance — September 30, 2004			114,036,102	3,104,396	1,200,000	(4,328,445)	(24,049)
Issuance of stock for cash	—	—	6,747,037	531,395	—	—	531,395
Issuance of stock for services	—	—	3,093,500	360,945	—	—	360,945
Issuance of stock for collateral	26,798,418	—	—	—	—	—	—
Net Loss for Year			—	—	—	(1,400,839)	(1,400,839)
Balance — September 30, 2005	26,798,418	—	123,876,639	3,996,735	1,200,000	(5,729,284)	(532,549)
Issuance of stock for services	—	—	72,366	31,500	—	—	31,500
Issuance of Common Stock Warrants	—	—	—	—	951,250	—	951,250
Issuance of stock for debenture conversion	—	—	21,657,895	5,850,000			5,850,000
Issuance of stock for interest expense	—	—	712,956	241,383			241,383
Issuance of stock for warrant conversion	—	—	10,850,000	3,171,250			3,171,250
Net Loss for Year	—	—	—	—	—	(3,441,940)	(3,441,940)
Balance September 30, 2006	26,798,418	—	157,169,856	13,290,869	2,151,250	(9,171,354)	6,270,765
Cancellation of Stock for Services Returned			(150,000)	(12,000)			(12,000)
Release of Security Collateral	(26,798,418)
Issuance of Stock for Warrants — Jim Bentley			900,000	285,000	(150,000)		135,000
Stock Option/Warrant Expense					325,303		325,303
Net Loss for Year						(1,289,497)	(1,289,497)
Balance September 30, 2007	—	$—	157,919,856	$13,563,869	$2,326,553	$(10,460,850)	5,429,572

XSUNX, INC.
(A Development Stage Company)

STATEMENT OF CASH FLOWS
(Audited)

	Years Ended September 30			Feb. 25, 1997 (Inception) to September 30, 2007

	2007	2006	2005
Cash Flows from Operating Activities:
Net Loss	$(1,289,497)	$(3,441,940)	$(1,400,839)	$(10,460,850)
Issuance of Common Stock for Services	(12,000)	31,500	50,827	1,336,998
Issuance of Common Stock for Loan Inducement			310,117	310,117
Option/Warrant Expense	325,303	951,250		2,476,553
Issuance of Stock for Interest		241,383		241,383
Depreciation	77,248	82,941	18,435	162,189
Adjustments to reconcile net loss to cash used in operating activities:				—
(Increase) in Deferred Financing Costs				—
(Increase) Accounts Receivable				—
(Increase) Security Deposit	(3,200)	(2,615)		(5,815)
(Increase) in Prepaid Expense	294,741	(269,133)	(60,115)	(54,377)
(Decrease) in Accounts Payable	(322,509)	503,784	(10,653)	259,652
Increase (Decrease) in Accrued Liabilities	86,498	(39,448)	42,578	53,036
Net Cash Flows Used for Operating Activities	(843,416)	(1,942,278)	(1,049,650)	(5,681,114)
Cash Flows from Investing Activities:
Purchase of Fixed Assets	(179,490)	(314,736)	(181,995)	(662,057)
Purchase of Marketable Prototype and Patent	—	(1,785,000)	(10,000)	(1,765,000)
Note Receivable	(1,500,000)			(1,500,000)
Accrued Interest earned	(143,452)			(143,452)
Net Cash Flows Used for Investing Activities	(1,822,942)	(2,099,736)	(191,995)	(4,070,509)
Cash Flows from Financing Activities:
Proceeds from Notes Payable — Stockholder			3,775	—
Payment for Note Payable — Stockholder			(5,000)	—
Proceeds from Warrant Conversion		3,171,250		3,171,250
Proceeds from Debenture Conversion		5,000,000		5,000,000
Proceeds from Convertible Debt			850,000	—
Issuance of Common Stock for Warrants	135,000			135,000
Issuance of Common Stock for cash			531,395	3,219,121
Net Cash Flows Provided by Financing Activities	135,000	8,171,250	1,380,170	11,525,371
Net Increase (Decrease) in Cash	(2,531,358)	4,129,236	138,525	1,773,748
Cash and cash equivalents — Beginning of period	4,305,105	175,869	37,344	—
Cash and cash equivalents — End of period	$1,773,748	$4,305,105	$175,869	$1,773,748
Supplemental Disclosure of Cash Flow Information
Cash Paid During the Year for:
Interest	$1,197			$72,543
Income Taxes	$—	$—	$—	$—
Non-Cash Transactions
Common stock issued (returned) in exchange for services	$(12,000)	$31,500	$50,827	$1,336,998
Conversion of debt for Stock
Common Stock Issued for Loan Inducement			$310,117	$310,117
Common Stock Issued for Interest		$241,383		$241,383

XSUNX
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS
September 30, 2007

Note 1 — Organization

XsunX, Inc. (“XsunX,” the “Company” or the “issuer”) is a Colorado corporation formerly known as Sun River Mining Inc. “Sun River”). The Company was originally incorporated in Colorado on February 25, 1997. Effective September 24, 2003, the Company completed a Plan of Reorganization and Asset Purchase Agreement (the “Plan”).

Pursuant to the Plan the Company acquired the following three patents from Xoptix, Inc., a California corporation for Seventy Million (70,000,000) shares (post reverse split one for twenty): No. 6,180,871 for Transparent Solar Cell and Method of Fabrication (Device), granted on January 30, 2001; No. 6,320,117 for Transparent Solar Cell and Method of Fabrication (Method of Fabrication), granted on November 20, 2001; and No. 6,509,204 for Transparent Solar Cell and Method of Fabrication (formed with a Schottky barrier diode and method of its manufacture), granted on January 21, 2003.

Pursuant to the Plan, the Company authorized the issuance of 110,530,000 (post reverse split) common shares. Prior to the Plan the Company had no tangible assets and insignificant liabilities. Subsequent to the Plan, the Company completed its name change from Sun River Mining, Inc. to XsunX, Inc. The transaction was completed on September 30, 2003.

XsunX, Inc. is a thin-film photovoltaic “TFPV” company that has spent the last three years in focused research with a photovoltaic material called Amorphous Silicon. During this time, the Company has developed the technical capabilities, qualified core staff, and market understanding that it believes will be necessary to complete the development of its products and establish product manufacturing infrastructure. The products that the Company intends to produce and market are amorphous silicon solar modules on glass panels.

Utilizing this experience and the collective body of intellectual property we have developed, or evaluated as suitable or advantageous for use, we have designed a 125 watt thin film amorphous silicon solar module and a proprietary semiconductor manufacturing system to produce these modules in commercial quantities. We anticipate the manufacture of our solar modules, employing the design of our high-throughput production lines in an automated continuous process, will provide manufacturing costs significantly less than those of traditional crystalline silicon solar module manufacturers, and be highly competitive with other thin film offerings.

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation — Development Stage Company

The Company has not earned any revenues from operations. Accordingly, the Company’s activities have been accounted for as those of a “Development Stage Enterprise” as set forth in Financial Accounting Standards Board Statement No. 7 (“SFAS 7”). Among the disclosures required by SFAS 7 are that the Company’s financial statements be identified as those of a development stage company, and that the statements of operations, stockholders’ equity (deficit) and cash flows disclose activity since the date of the Company’s inception.

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Cash and Cash Equivalents

For purposes of the statements of cash flows, cash and cash equivalents include cash in banks and money markets with an original maturity of three months or less.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates. Significant estimates made in

XSUNX
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS
September 30, 2007

Note 2 — Summary of Significant Accounting Policies  – (continued)

preparing these financial statements include the estimate for the useful life of property and equipment, and the fair value of stock warrants. Actual results could differ from those estimates

Fair Value of Financial Instruments

The Company’s financial instruments, including cash and cash equivalents, accounts payable and accrued liabilities are carried at cost, which approximates their fair value, due to the relatively short maturity of these instruments. As of September 30, 2007, 2006 and 2005, the Company’s notes payable have stated borrowing rates that are consistent with those currently available to the Company and, accordingly, the Company believes the carrying value of these debt instruments approximates their fair value.

Property and Equipment

Property and equipment are stated at cost, and are depreciated or amortized using the straight-line method over the following estimated useful lives:

Furniture, fixtures & equipment	5 years
Computer equipment	3 years
Commerce server	3 years
Computer software	3 years
Leasehold improvements	Length of the lease

The Company capitalizes property and equipment over $500. Property and equipment under $500 are expensed in the year purchased.

Net Earnings (Loss) per Share

Basic loss per share is computed on the basis of the weighted average number of common shares outstanding. For all periods, all of the Company’s common stock equivalents were excluded from the calculation of diluted loss per common share because they were anti-dilutive, due to the Company’s net losses. There are 17,312,000 issued options / warrants outstanding as of September 30, 2007 that are potentially dilutive of which 8,768,167 are currently vested.

Advertising

Advertising costs are expensed as incurred. Total advertising costs were $47,573, $9,050 and $3,979 for the years ended September 30, 2007, 2006 and 2005, respectively.

Research and Development

Research and development costs are expensed as incurred. Total research and development costs were $435,534, $949,472 and $501,423 for the years ended September 30, 2007, 2006 and 2005, respectively.

Other Comprehensive Income

The Company has no components of other comprehensive income (loss) and accordingly, net loss is equal to comprehensive loss in all periods.

Stock Based Compensation

XsunX records the fair value of stock-based compensation grants as an expense. In order to determine the fair value of stock options on the date of grant. XsunX applies the Black-Scholes option-pricing model. Inherent in this model are assumptions related to expected stock-price volatility, option life, risk-free interest rate and dividend yield. While the risk-free interest rate and dividend yield are less subjective assumptions, typically based on factual data derived from public sources, the expected stock-price volatility and option life assumptions require a greater level of judgment.

XSUNX
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS
September 30, 2007

Note 2 — Summary of Significant Accounting Policies  – (continued)

XsunX uses an expected stock-price volatility assumption that is based on historical implied volatilities of the underlying stock which is obtained from public data sources. With regard to the weighted-average option life assumption. XsunX considers the exercise behavior of past grants and models the pattern of aggregate exercises. Patterns are determined on specific criteria of the aggregate pool of optionees. Forfeiture rates are based on the Company’s historical data and future estimates for stock option forfeitures. There are 17,312,000 options and warrants issued of which 8,768,167 are vested. The exercise price range for the Company’s options and warrants are $0.15 to $1.69. The weighted average remaining life of the option and warrant grants range from .3 years to 4.9 years. We have based our expected volatility on the historical performance of our stock adjusted for extreme periods of volatility that resulted from unusual events. The range of volatility for our options and warrants is 53 to 86 based on the specific grant. The risk free interest rate used in our calculation was 3.54%. Total net stock-based compensation expense is attributable to the granting of and the remaining requisite service periods of stock options previously granted. Compensation expense attributable to net stock-based compensation in fiscal 2007 was $325,303, increasing basic loss $.002 per share.

Note 3 — Federal Income Tax

The Company accounts for income taxes under SFAS No. 109, which requires the asset and liability approach to accounting for income taxes. Under this approach, deferred income taxes are determined based upon differences between the financial statement and tax bases of the Company’s assets and liabilities and operating loss carry forwards using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are recognized if it is more likely than not that the future tax benefit will be realized. The Company is a Development Stage Company and the likelihood of its ability to utilize the deferred tax asset that arises from the operating loss carry forwards can’t be reasonably estimated. The company has created a valuation allowance equal to 100% of the deferred tax asset arising from the operating loss carryforwards as a result of this inability to estimate whether or not the asset can be utilized in future periods.

Significant components of the Company’s deferred tax liabilities and assets are as follows:

	2007	2006	2005
Deferred Tax Liability	$4,384,288	$3,858,490	$2,291,714
Deferred Tax Assets
Net Operating Loss Carry forwards Book/Tax Differences in Bases of Assets	0	0	0
Valuation allowance	$4,384,288	$3,858,490	$2,291,714
Net Deferred tax assets	$0	$0	$0

At September 30, 2007, the Company had net operating loss carry forwards of approximately, $10,960,721 for federal income tax purposes. These carry forwards if not utilized to offset taxable income will begin to expire in 2010.

Note 4 — Capital Stock Transactions

The authorized capital stock of the Company was established at 500,000,000 shares with no par value.

In the fiscal year ended September 30, 2005, the Company issued a total of 9,818,631 shares of common stock as follows: 6,735,137 shares of common stock were issued, raising gross proceeds of $531,396; 474,231 shares of common stock were issued in transactions for consulting services valued at $40,000; and 2,609,263 shares of common stock were issued in connection with the sale of an $850,000 secured convertible debenture by the Company.

XSUNX
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS
September 30, 2007

Note 4 — Capital Stock Transactions  – (continued)

In the fiscal year ended September 30, 2006, the Company issued a total of 33,293,217 shares of common stock as follows: 33,120,851 shares of common stock registered pursuant to an effective registration statement were issued pursuant to the conversion of secured convertible debentures, raising gross proceeds of $9,294,133; 72,366 shares of common stock were issued for consulting services valued at $31,500; and 100,000 shares of common stock were issued in connection with the exercise of 100,000 warrants bearing an exercise price of $.15 each.

The following represents a detailed analysis of the 2007 capital stock transactions.

Return of Shares for Services  —  In December 2006, the Company entered into a settlement agreement with a service provider in which the service provider returned to the Company 150,000 of the 300,000 shares of common stock issued to the service provider in the period ended March 31, 2005. The returned shares were received and cancelled effective January 2007. As a result of the return and cancellation of these shares, the Company recorded a credit to expenses in the amount of $12,000 and a debit to paid in capital of $12,000 for the period ending March 31, 2007.The $12,000 represents one half of the monetary value expensed by the Company in the period in which the shares were issued.

Return of Security Shares  —  In conjunction with the sale of convertible debentures in the amount of $850,000 and $5,000,000 in the fiscal periods ended December 31, 2005 and 2006 respectively, the Company issued and deposited into escrow 26,798,418 shares of common stock as part of a security structure for the above referenced obligations. As of September 30, 2006 the principal balance of the debentures had been reduced to $0.0. Subsequently the holder of the debentures provided the Company with a notice of release of its security interests and returned the security shares to the Company for cancellation. On January 18, 2007 the above shares were cancelled on the Company’s books.

Issuance of Shares  —  Warrant Conversion  —  In September 2007, a consultant exercised the remaining 900,000 of the 1,000,000 $.15 cent warrants granted to the consultant in September 2004. The amount of $135,000 was paid to XsunX by the consultant and 900,000 shares of unregistered common stock were issued.

Note 5 — Employment and Consulting Agreements

Effective January 1, 2007, XSUNX, Inc. entered into two year Employment Agreements with the following individuals:

Joseph Grimes	Chief Operating Officer	$150,000.00
Jeff Huitt	Chief Financial Officer	$135,000.00
Robert Wendt	Vice President of Engineering	$150,000.00
Kurt Laetz	Vice President of Global Sales	$120,000.00	(1)

(1)	Effective September 2007 Kurt Laetz terminated his employment agreement and employment with the Company.

Effective January 26, 2007, XsunX entered into a two year Consulting and Advisory Agreement with Dr. John Moore to become the Chairman of the Company’s Scientific Advisory Board. The Company compensates Dr. Moore $1,500 per month for his services.

Effective February 22, 2007, XsunX entered into a two year Consulting and Advisory Agreement with Dr. Edward Yu to become a member of the Company’s Scientific Advisory Board. The Company compensates Dr. Moore $1,000 per month for his services.

XSUNX
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS
September 30, 2007

Note 5 — Employment and Consulting Agreements  – (continued)

Effective April 23, 2007, XsunX entered into a two year Consulting and Advisory Agreement with Dr. Richard Ahrenkiel to become a member of the Company’s Scientific Advisory Board. The Company compensates Dr. Moore $1,000 per month for his services.

Effective August 28, 2007, XsunX entered into a two year Consulting and Advisory Agreement with Dr. Michael Russak to become a member of the Company’s Scientific Advisory Board. The Company compensates Dr. Moore $1,000 per month for his services.

Note 6 — Stock Options and Warrants

Stock Option Plan

On January 5, 2007, the Board of Directors of XsunX resolved to establish the Company’s 2007 Stock Option Plan to enable the Company to obtain and retain the services of the types of employees, consultants and directors who could contribute to the Company’s long range success and to provide incentives which are linked directly to increases in share value which will inure to the benefit of all stockholders of the Company. A total of 20,000,000 shares of common stock are authorized under the plan.

Stock-Based Compensation

Effective September 30, 2007, XsunX adopted SFAS No. 123(R), “Share-Based Payment” (SFAS No. 123(R)). This statement replaces SFAS No. 123, “Accounting for Stock-Based Compensation” (SFAS No. 123) and supersedes APB No. 25. SFAS No. 123(R) requires that all stock-based compensation be recognized as an expense in the financial statements and that such cost be measured at the fair value of the grant. This statement was adopted using the modified prospective method of application, which requires us to recognize compensation expense on a prospective basis. Therefore, prior period financial statements have not been restated. Under this method, in addition to reflecting compensation expense for new share-based grants, expense is also recognized to reflect the remaining service period of grants that had been included in pro-forma disclosures in prior periods.

XsunX records the fair value of stock-based compensation grants as an expense. In order to determine the fair value of stock options on the date of grant, XsunX applies the Black-Scholes option-pricing model. Inherent in this model are assumptions related to expected stock-price volatility, option life, risk-free interest rate and dividend yield. While the risk-free interest rate and dividend yield are less subjective assumptions, typically based on factual data derived from public sources, the expected stock-price volatility and option life assumptions require a greater level of judgment.

XsunX uses an expected stock-price volatility assumption that is based on historical implied volatilities of the underlying stock which is obtained from public data sources. With regard to the weighted-average option life assumption, XsunX considers the exercise behavior of past grants and models the pattern of aggregate exercises. Patterns are determined on specific criteria of the aggregate pool of optionees. Forfeiture rates are based on the Company’s historical data and future estimates for stock option forfeitures. There are 17,312,000 options and warrants issued of which 8,768,167 are vested. The exercise price range for the Company’s options and warrants are $0.15 to $1.69. The weighted average remaining life of the option and warrant grants range from .3 years to 4.9 years. We have based our expected volatility on the historical performance of our stock adjusted for extreme period of volatility that resulted from unusual events. The range of volatility for our options and warrants is 53 to 86 based on the specific grant. The risk free interest rate used in our calculation was 3.54%. Total net stock-based compensation expense is attributable to the granting of and the remaining requisite service periods of stock options previously granted. Compensation expense attributable to net stock-based compensation in fiscal 2007 was $325,303, increasing basic loss $.002 per share.

XSUNX
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS
September 30, 2007

Note 6 — Stock Options and Warrants  – (continued)

Warrant Grants

There were no Warrants issued by the Company in the year ended September 30, 2007.

Stock Option Plan Grants

During the year ended September 30, 2007 the board of directors authorized the grant of options to purchase an aggregate of 2,200,000 shares of the Company’s common stock of which 1,950,000 remain authorized. Such options are exercisable at prices ranging from $.41 to $.53 per share, and expire at various times through August 2012.

The following represents a detailed analysis of the 2007 stock option grants.

Consulting Incentive Options: In connection with entering into a Consulting and Advisory Agreement effective January 26, 2007 with Dr. John Moore for two years service as Chairman of the Company’s Scientific Advisory Board, the Company issued to Dr. Moore 150,000 options under the terms of a Stock Option Agreement, with an exercise price of $.46 per share. The options have a 5 year exercise term and vest under the following provisions:

(a)	The Option became exercisable in the amount of 12,500 shares upon the First Vesting Date of April 26, 2007. Thereafter, the Option shall vest become exercisable at the rate of 18,750 Shares per calendar quarter, or any apportioned amount thereof, during the term of engagement of the Optionee by XsunX.

Employment Incentive Options —  In connection with entering into an Employment Agreement effective January 1, 2007 with Jeff Huitt for two years service as Chief Financial Officer, the Company issued to Mr. Huitt 500,000 options under the terms of a Stock Option Agreement effective January 26, 2007, with an exercise price of $.46 per share. The options have a 5 year exercise term and vest under the following provisions:

(a)	The Option became exercisable in the amount of 50,000 shares upon the First Vesting Date of April 1, 2007. Thereafter, the Option shall vest and become exercisable at the rate of 50,000 Shares per calendar quarter up to a total of 400,000 shares.
(b)	This Option shall also become exercisable in the amount of 50,000 shares for each of the first two sales/licensure of an XsunX system.

Employment Incentive Options —  In connection with entering into an Employment Agreement effective January 1, 2007 with Robert Wendt for two years service as Vice President of Engineering, the Company issued to Mr. Wendt 500,000 options under the terms of a Stock Option Agreement effective January 26, 2007, with an exercise price of $.46 per share. The options have a 5 year exercise term and vest under the following provisions:

(a)	The Option became exercisable in the amount of 50,000 shares upon the First Vesting Date of April 1, 2007. Thereafter, the Option shall vest and become exercisable at the rate of 50,000 Shares per calendar quarter up to a total of 400,000 shares.
(b)	This Option shall also become exercisable in the amount of 50,000 shares for each of the first two sales/licensure of an XsunX system.

Employment Incentive Options —  In connection with entering into an Employment Agreement effective January 1, 2007 with Kurt Laetz for two years service as Vice President of Sales, the Company issued to Mr. Laetz 250,000 options under the terms of a Stock Option Agreement effective January 26, 2007, with an exercise price of $.46 per share. As of September 30, 2007 Mr. Laetz no longer worked for the Company and

XSUNX
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS
September 30, 2007

Note 6 — Stock Options and Warrants  – (continued)

the above referenced option grant was terminated and the available options were returned to the pool of available options under the XsunX 2007 Stock Option Plan.

Employment Incentive Options —  In connection with entering into an Employment Agreement effective January 1, 2007 with Joseph Grimes for two years service as Chief Operating Officer, the Company issued to Mr. Grimes 500,000 options under the terms of a Stock Option Agreement effective January 26, 2007, with an exercise price of $.46 per share. The options have a 5 year exercise term and vest under the following provisions:

(a)	The Option became exercisable in the amount of 50,000 shares upon the First Vesting Date of April 1, 2007. Thereafter, the Option shall vest and become exercisable at the rate of 50,000 Shares per calendar quarter up to a total of 400,000 shares.
(b)	This Option shall also become exercisable in the amount of 50,000 shares for each of the first two sales/licensure of an XsunX system.

Consulting Incentive Options: In conjunction with entering into a Consulting and Advisory Agreement effective February 22, 2007 with Dr. Edward Yu for two years service as a member of the Company’s Scientific Advisory Board, the Company issued to Dr. Yu 100,000 options under the terms of a Stock Option Agreement, with an exercise price of $.53 per share. The options have a 5 year exercise term and vest under the following provisions:

(a)	The Option became exercisable in the amount of 12,500 shares upon the First Vesting Date of May 23, 2007. Thereafter, the Option shall vest become exercisable at the rate of 12,500 Shares per calendar quarter, or any apportioned amount thereof, during the term of engagement of the Optionee by XsunX.

Consulting Incentive Options: In conjunction with entering into a Consulting and Advisory Agreement effective April 23, 2007 with Dr. Richard Ahrenkiel for two years service as a member of the Company’s Scientific Advisory Board, the Company issued to Dr. Yu 100,000 options under the terms of a Stock Option Agreement, with an exercise price of $.45 per share. The options have a 5 year exercise term and vest under the following provisions:

(a)	The Option became exercisable in the amount of 12,500 shares upon the First Vesting Date of July 24, 2007. Thereafter, the Option shall vest become exercisable at the rate of 12,500 Shares per calendar quarter, or any apportioned amount thereof, during the term of engagement of the Optionee by XsunX.

Consulting Incentive Options: In conjunction with entering into a Consulting and Advisory Agreement effective August 28, 2007 with Dr. Michael Russak for two years service as a member of the Company’s Scientific Advisory Board, the Company issued to Dr. Russak 100,000 options under the terms of a Stock Option Agreement, with an exercise price of $.41 per share. The options have a 5 year exercise term and vest under the following provisions:

(a)	The Option became exercisable in the amount of 12,500 shares upon the First Vesting Date of November 29, 2007. Thereafter, the Option shall vest become exercisable at the rate of 12,500 Shares per calendar quarter, or any apportioned amount thereof, during the term of engagement of the Optionee by XsunX.

The total charged in expense for the 2007 fiscal year was $325,303 for the issuance of the above described warrants and stock options.

XSUNX
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS
September 30, 2007

Note 6 — Stock Options and Warrants  – (continued)

A summary of option and warrant activity for the years ended September 30, 2007, 2006 and 2005 is as follows:

	Number of Options/ Warrants	Weighted- Average Exercise Price	Accrued Options/ Warrants Exercisable	Weighted- Average Exercise Price
Outstanding, September 30, 2004	8,000,000	$0.15	5,500,000	$0.15
Granted 2005	7,125,000	$0.17	6,708,334	$0.17
Exercisable from 2004 in 2005	—		1,200,000	0.15
Outstanding, September 30, 2005	15,125,000	$0.16	13,408,334	$0.16
Granted 2006	11,987,000	$0.36	5,543,000	$0.46
Exercised 2006	(4,375,000)	$0.48	(4,375,000)	$0.48
Exercised from 2004 in 2006	(100,000)	$0.15	(100,000)	$0.15
Exercised from 2005 in 2006	(6,375,000)	$0.17	(6,375,000)	$0.17
Exercisable from 2004 in 2006	—		300,000	$0.15
Exercisable from 2005 in 2006	—		300,000	$0.20
Outstanding, September 30, 2006	16,262,000		8,701,334
Granted 2007	1,950,000	$0.46	554,167	$0.46
Exercised 2007	—		—
Exercised from 2004 in 2007	(900,000)	$0.15	(900,000)	$0.15
Exercised from 2005 in 2007	—		—
Exercised from 2006 in 2007	—		—
Exercisable from 2004 in 2007	—		—
Exercisable from 2005 in 2007	—		116,666	$0.20
Exercisable from 2006 in 2007	—		296,000	$0.51
Outstanding, September 30, 2007	17,312,000	$0.33	8,768,167	$0.22

At September 30, 2007, the range of option/ warrant prices for shares under options/ warrants not exercised and the weighted-average remaining contractual life is as follows:

	Options/Warrants Outstanding			Options/Warrants Exercisable
Range of Option/ Warrant Prices	Number of Options/ Warrants	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life(yr)	Number of Options/ Warrants	Weighted-Average Exercise Price
$ 0.15	7,000,000	$0.15	1.9	6,000,000	$0.15
$ 0.20	750,000	$0.20	0.3	750,000	$0.20
$ 0.25	7,000,000	$0.25	3.0	1,000,000	$0.25
$ 0.41	100,000	$0.41	4.9	4,167	$0.41
$ 0.45	100,000	$0.45	4.6	20,833	$0.45
$ 0.46	1,650,000	$0.46	4.3	500,000	$0.46
$ 0.51	500,000	$0.51	3.8	352,000	$0.51
$ 0.53	100,000	$0.53	4.4	29,167	$0.53
$ 1.69	112,000	$1.69	3.5	112,000	$1.69
	17,312,000			8,768,167

XSUNX
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS
September 30, 2007

Note 7 — Marketable Production Machine Acquisition

Subject to the terms of the Expanded Use License Agreement dated October 12, 2005 between XsunX and MVSystems, Inc. the parties are building a first run production machine for the purpose of proofing and demonstrating certain thin film solar cell manufacturing technology. This production machine is used to proof, develop, and prepare for market certain thin film solar cell manufacturing technology. During this period of use, the production machine is being depreciated over five years using the straight line method. Depreciation on this production machine began in mid September 2007. Upon completion of this phase of the production machine usage, the parties intend to sell this first machine and have agreed to a 50/50 split of the net proceeds of the sale of this machine excluding production costs and reasonable marketing expenses. Upon the sale of the production machine, the asset will be treated as inventory at the depreciated asset value at the time of the sale. The valuation of this asset is based on the contracted delivery price in the Expanded Use License Agreement dated October 12, 2005. The valuation is reviewed quarterly using replacement cost and estimated potential sales price estimates. It is the policy of the Company to write down the value of this asset if these estimates are less than the current book value.

Note 8 — Notes, Commitments, and Contingencies

Trademark Transfer Agreement

In November 2007, the Company elected not to complete the trademark transfer agreement for “POWER GLASS.” The value of the Trademark is minimal given the Company’s expanded focus on manufacturing. As a result, $40,000 previous recorded as an asset associated with this Trademark were written off effective September 30, 2007 and recorded in research and development expense.

Operating Leases

In April 2006 the Company entered into a three year lease for operations facilities in Golden, CO. The Company provided a $2,615 security deposit and expensed $79,867 in costs associated with tenant improvements to the facilities in preparation for occupancy. The following is a schedule, by years, of the minimum base payments required under this operating lease for facilities. An additional $905 monthly is also due as a pro rata share equaling 4.12% of the operating costs for real estate taxes, assessments, and the expenses of operating and maintaining common areas within the commercial grounds surrounding the leased facilities.

Rent Schedule	Annual Rate/sf	Annualized Rent	Monthly Rent
7/1/06 – 6/30/07	$6.75	$20,250.00	$1,687.50
7/1/07 – 6/30/08	$6.95	$20,850.00	$1,737.50
7/1/08 – 6/30/09	$7.16	$21,480.00	$1,790.00

Agreement for the Sale of Equipment

The Company has entered into agreements for the sale to a buyer of certain vacuum deposition technology equipment valued at $41,800,000, excluding royalty payments based on per watt annualized production totals. The agreements, consisting of a systems sale and a royalty based manufacturing license agreement, provide for thin film photovoltaic production equipment and two product development tools specializing in the fabrication of micro-crystalline and amorphous thin film silicon solar cells. Manufacture of the product development tools was scheduled to begin in June 2007 upon receipt of initial payments from the buyer. The Company extended the down payment requirement by three months on July 17, 2007. The down payment was not received by the due date. As of the date of this report, the Company has notified the buyer of the termination of the purchase and license agreement.

XSUNX
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS
September 30, 2007

Note 9 — Planned Expansion of Business Operations

In March XsunX launched efforts to expand the scope of business development efforts to include the planned establishment of a solar energy module manufacturing facility to be located in Oregon, USA. The Company intends to finance the associated costs for the build out of new facilities in a series of debt and/or equity financings.

Note 10 — Note Receivable

On January 1, 2007, XSUNX, Inc. issued a secured, seven year, 10% note to Sencera, LLC in the amount up to $1,500,000. Under the terms, the Company provided Sencera, LLC with $400,000 at the time of signing and $137,500 per month for up to eight months. These funds are to be used to develop technology and obtain licenses in agreement with the Technology Development and License Agreement between Sencera and XsunX, Inc also signed on January 1, 2007. The note may be converted into a membership interest in Sencera, LLP and an extension of the license for a period of three years. The security consists of the license rights, the ability to exercise the conversion and all other rights and remedies provided by law.

On September 7, 2007, XsunX initiated the final funding of disbursements under a Promissory Note and Loan Agreement dated January 1, 2007, between XsunX and a private technology development firm. Under the Promissory Note and Loan Agreement XsunX has funded and extended the principal amount of $1,500,000 dollars to the private firm.

Use of the licensed plasma technology by XsunX in any of its planned or future processes or products has and continues to be subject to completion of development by Sencera, LLC, substantiation of intended performance criteria under the agreements, and determination of commercial application suitability by XsunX.

As of September 30, 2007 the current balance of the note receivable was $1,500,000 plus accrued interest earned of $143,452.

Note 11 — Other Income — Legal Settlement

Effective March 23, 2007 XsunX entered into a binding letter of intent (“LOI”) with a manufacturer (the “Seller”) of photovoltaic products for the purchase of certain net assets of the manufacturer for the amount of five million dollars ($5,000,000) USD in a cash transaction.

On or about April 27, 2007 the Company was notified by the Seller of a change in direction and decision not to complete the sale of assets under the LOI agreement. XsunX filed a complaint (“Lawsuit”) against the Seller and related entities in the United States District Court for the District of Massachusetts on May 10th, 2007, alleging breach of contract and other claims.

On August 23, 2007 the Seller and XsunX entered into a settlement agreement (“Settlement”). The Settlement became effective upon the transfer by the Seller to XsunX of one million one hundred thousand dollars USD ($1,100,000) on August 27, 2007.

Upon the effectiveness of the Settlement counsel for each of the parties filed with the United States District Court for the District of Massachusetts a Stipulation of Dismissal with Prejudice thereby dismissing the Lawsuit with prejudice. Each of the parties has unconditionally and irrevocably released, waived, and forever discharged each other from claims related to the LOI and the Lawsuit.

Note 12 — Subsequent Events

Financing

On November 1, 2007, XsunX signed a $21 million common stock purchase agreement with Fusion Capital Fund II, LLC, an Illinois limited liability Company (“Fusion Capital”). Upon signing the agreement, XsunX received $1,000,000 from Fusion Capital as an initial purchase under the $21 million commitment in

XSUNX
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS
September 30, 2007

Note 12 — Subsequent Events  – (continued)

exchange for 3,333,332 shares of our common stock. Concurrently with entering into the common stock purchase agreement, we entered into a registration rights agreement with Fusion Capital. Under the registration rights agreement, we agreed to file a registration statement related to the transaction with the U.S. Securities & Exchange Commission (“SEC”) covering the shares that have been issued or may be issued to Fusion Capital under the common stock purchase agreement. After the SEC has declared effective the registration statement related to the transaction we have the right over a 25-month period to sell our shares of common stock to Fusion Capital, from time to time, in amounts up to $1 million per sale, depending on certain conditions as set forth in the agreement, up to the full aggregate commitment of $21 million.

The purchase price of the shares related to the $20 million balance of future funding will be based on the prevailing market prices of the Company’s shares at the time of sales without any fixed discount, and the Company will control the timing and amount of any sale of shares to Fusion Capital. There are no upper limits to the price Fusion Capital may pay to purchase our common stock. However, Fusion Capital shall not be obligated to purchase any shares of our common stock on any business day that the price of our common stock is below $0.20. There are no negative covenants, restrictions on future funding(s), penalties or liquidated damages in the agreement. The common stock purchase agreement may be terminated by us at any time at our discretion without any cost to us.

In consideration for entering into the $21 million agreement we agreed to issue to Fusion Capital 3,500,000 shares of our common stock as financing commitment shares which Fusion Capital has agreed to hold for the term of the common stock purchase agreement. Additionally, under the stock purchase agreement we granted Fusion Capital common stock purchase warrants to purchase 1,666,666 shares of our common stock at $0.50, and 1,666,666 shares of our common stock at $0.75. The shares underlying the warrant grants do not carry mandatory registration requirements under the terms of the common stock purchase agreement and registration rights agreement.

The proceeds received by the Company under the common stock purchase agreement are expected to be used to build an initial base production system delivering full size commercial quality solar modules, and initiate the manufacture of the first of four (4) planned 25 megawatt systems under the Company’s planned 100 megawatt thin film solar module production facility. Proceeds may also be used to lease and prepare manufacturing facilities with the necessary support systems for the manufacturing line, inventory, staff, and general working capital.

Changes/Additions to the Board of Directors

On November 12, 2007, the Company announced the appointment of Mr. Oz Fundingsland as Director, effective November 12, 2007. Mr. Fundingsland brings over forty years of sales, marketing, executive business management, finance, and corporate governance experience to XsunX. His professional and business experience principally originated with his tenure, commencing in 1964, at Applied Magnetics Corp., a disk drive and data storage company. Prior to his retirement from Applied Magnetics in 1994, Mr. Fundingsland served as an Executive Officer and Vice President of Sales and Marketing for 11 years directing sales growth from $50 million to over $550 million. Commencing in 1993 through 2003 Mr. Fundingsland served as a member of the board of directors for the International Disk Drive Equipment Manufacturers Association “IDEMA” where he retired emeritus, and continues to serve as an advisor to the board. For the last 13 years, Mr. Fundingsland has provided consulting services assisting with sales, marketing, and management to a host of companies within the disk drive, optical, software, and LED industries.

On November 28, 2007, the Company announced the appointment of Dr. Michael A. Russak as a Director, effective November 26, 2007. Dr. Russak is also a member of the Company’s Scientific Advisory Board. Dr. Russak has over thirty five years of industrial experience progressing from a research scientist to senior executive officer of two public companies. He has expertise in thin film materials and devices for magnetic

XSUNX
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS
September 30, 2007

Note 12 — Subsequent Events  – (continued)

recording, photovoltaic, solar thermal applications, semiconductor devices as well as glass, glass-ceramic and ceramic materials. He also has over twelve years experience at the executive management level of public companies with significant off shore development and manufacturing functions. He received his B.S. in Ceramic Engineering in 1968 and Ph.D. in Materials Science in 1971, both from Rutgers University in New Brunswick, NJ. During his career, he has been a contributing scientist and program manager at the Grumman Aerospace Corporation, a Research Staff Member and technical manager in the areas of thin film materials and processes at the Research Division of the IBM Corporation at the T.J. Watson Research Laboratories. In 1993, he joined HMT Technology, a manufacturer of thin film disks for magnetic storage, as Vice President of Research and Development. His responsibilities included new product design and introduction. Dr. Russak became Chief Technical Officer of HMT and held that position until 2000 when HMT merged with Komag Inc. Dr. Russak was appointed President and Chief Technical Officer of the combined company. He continued to set technical, operational and business direction for Komag until his retirement at the end of 2006. Dr. Russak is currently Executive Director of IDEMA-US, the trade association for the Hard Disk Drive Industry. He has published over 90 technical papers, and holds 23 U.S. patents.

Executive Compensation

The Board of Directors of the Company Authorized Salary Increases effective November 6, 2007 for the following individuals:

Tom Djokovich	Chief Executive Officer	$70,000.00 Increase to $220,000.00
Joseph Grimes	Chief Operating Officer	$60,000.00 Increase to $210,000.00
Jeff Huitt	Chief Financial Officer	$20,000.00 Increase to $155,000.00

Stock Option Plan Grants

As part of a plan for the Company to provide stock based incentives to employees and consultants, and attract new employees and members to its board of directors, the Company engages in a policy of providing stock option grants. Between the period beginning October 1, 2007 and the date of this report, the board of directors authorized the grant of options to purchase an aggregate of 3,800,000 shares of the Company’s common stock. Such options are exercisable at the price of $.36 per share, and expire at various times through November 2012.

Employment Incentive Option Grants —  In connection with the start of the Company’s efforts to prepare, install, and operate solar module manufacturing capabilities the Company authorized employment incentive option grants to the following employees on October 23rd 2007 at an exercise price per share of $0.36. The options were issued in a transaction exempt from registration pursuant to Section 4(2) of the Securities Act of 1933. The options have a 5 year exercise term and vest in conjunction with a performance milestone based vesting schedule as described below:

Joseph Grimes	500,000 Option Shares
Robert G. Wendt	500,000 Option Shares
Dr. Guang Lin	300,000 Option Shares

The vesting schedule for Mr. Grimes and Mr. Wendt is:

The Option shall become exercisable in the following amounts upon the delivery and/or achievement by Optionee(s) of the following performance milestones as they may relate to the Company’s phased build out plan for a solar module manufacturing facility:

(a)	100,000 shares upon the assembly and commissioning of the base line production system.

XSUNX
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS
September 30, 2007

Note 12 — Subsequent Events  – (continued)

(b)	100,000 shares upon the production of a commercial size working sample of the Company’s planned tandem junction amorphous silicon solar module.
(c)	300,000 shares upon the assembly and commissioning of the initial 25 mega watt production system as contemplated within the Company’s phased build out plan for a solar module manufacturing facility.

The vesting schedule for Dr. Guang is:

The Option shall become exercisable in the following amounts upon the delivery and/or achievement by Optionee of the following performance milestones as they may relate to the Company’s phased build out plan for a solar module manufacturing facility:

(a)	100,000 shares upon the assembly and commissioning of the base line production system.
(b)	150,000 shares upon the production of a commercial size working sample of the Company’s planned tandem junction amorphous silicon solar module.
(c)	50,000 shares upon the assembly and commissioning of the initial 25 mega watt production system as contemplated within the Company’s phased build out plan for a solar module manufacturing facility.

Board of Directors Incentive Option Grants —  In furtherance of the Company’s policy to compensate current members, and attract new members, to its Board of Directors, the Company authorized incentive option grants to the following Directors at an exercise price per share of $0.36. The options were issued in a transaction exempt from registration pursuant to Section 4(2) of the Securities Act of 1933.

The options carry 5 year exercise terms and vest as described below:

Thomas Anderson	October 23, 2007	1,500,000 Option Shares*
Oz Fundingsland	November 11, 2007	500,000 Option Shares
Dr. Michael Russak	November 26, 2007	500,000 Option Shares

The vesting schedule for Mr. Anderson:

The Option shall become exercisable in the following amounts upon the delivery and/or achievement by Optionee of the following milestones:

(a)	The Option became exercisable in the amount of 1,000,000 shares upon the effective date of the grant for services rendered as a member of the Company Board of Directors from the period beginning October 1, 2003 through September 30, 2007.

*	Amendment to Stock Option Grant — On November 12, 2007 the Company entered into an agreement amending the terms of a stock option grant dated October 23, 2007 between the Company and Mr. Thomas Anderson, a member of the XsunX Board of Directors. The amendment provided for an increase of 250,000 options to the pool of options available within the vesting provisions of the grant. All other provision of the stock option grant remained the same. The vesting schedule for item (b) was amended as follows:
(b)	Beginning October 1, 2007 the Option shall vest and become exercisable at the rate of 62,500 Shares upon the anniversary of each calendar quarter of continuous service as a Director, or prorated portion thereof, for services rendered as a member of the Company Board of Directors up to a total of 500,000 shares.

XSUNX
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS
September 30, 2007

Note 12 — Subsequent Events  – (continued)

(c)	Beginning October 1, 2007, the Option shall vest and become exercisable at the rate of 62,500 Shares upon the anniversary of each calendar quarter of continuous service as a Director, or prorated portion thereof, for services rendered as a member of the Company Board of Directors up to a total of 250,000 shares.

The vesting schedule for Mr. Fundingsland is:

The Option shall become exercisable in the following amounts upon the delivery and/or achievement by Optionee of the following milestones:

(a)	Beginning November 12, 2007, the Option shall vest and become exercisable at the rate of 62,500 Shares upon the anniversary of each calendar quarter of continuous service as a Director, or prorated portion thereof, for services rendered as a member of the Company Board of Directors up to a total of 500,000 shares.

The vesting schedule for Dr. Russak is:

The Option shall become exercisable in the following amounts upon the delivery and/or achievement by Optionee of the following milestones:

(a)	Beginning November 26, 2007 the Option shall vest and become exercisable at the rate of 62,500 Shares upon the anniversary of each calendar quarter of continuous service as a Director, or prorated portion thereof, for services rendered as a member of the Company Board of Directors up to a total of 500,000 shares.

Note 13 — Financial Accounting Developments

Recently Issued Accounting Pronouncements

SFAS 155 ‘ — Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140’

This Statement, issued in February 2006, amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” This Statement:

(a)	Permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation
(b)	Clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133
(c)	Establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation
(d)	Clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives
(e)	Amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

This Statement is effective for all financial instruments acquired or issued after the beginning of our first fiscal year that begins after September 15, 2006.

XSUNX
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS
September 30, 2007

Note 13 — Financial Accounting Developments  – (continued)

The fair value election provided for in paragraph 4(c) of this Statement may also be applied upon adoption of this Statement for hybrid financial instruments that had been bifurcated under paragraph 12 of Statement 133 prior to the adoption of this Statement. Earlier adoption is permitted as of the beginning of our fiscal year, provided we have not yet issued financial statements, including financial statements for any interim period, for that fiscal year. Provisions of this Statement may be applied to instruments that we hold at the date of adoption on an instrument-by-instrument basis.

The Company is currently reviewing the effects of adoption of this statement but it is not expected to have a material impact on our financial statements.

SFAS 156 — ‘Accounting for Servicing of Financial Assets — an amendment of FASB Statement No. 140’

This Statement, issued in March 2006, amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Statement:

(1)	Requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in certain situations.
(2)	Requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable.
(3)	Permits an entity to choose either the amortization method or the fair value measurement method for each class of separately recognized servicing assets and servicing liabilities.
(4)	At its initial adoption, permits a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available-for-sale securities under Statement 115, provided that the available-for-sale securities are identified in some manner as offsetting the entity’s exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value.
(5)	Requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities.

Adoption of this Statement is required as of the beginning of the first fiscal year that begins after September 15, 2006. The adoption of this statement is not expected to have a material impact on our financial statements.

JASPERS + HALL, PC
CERTIFIED PUBLIC ACCOUNTANTS

9175 E. Kenyon Avenue, Suite 100
Denver, CO 80237
303-796-0099

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
XSUNX, INC.
Aliso Viejo, CA

We have reviewed the accompanying balance sheet of XSUNX, INC. (a development stage company) as of December 31, 2007, and the related statements of operations, stockholders’ equity (deficit), and cash flows for the three-month period then ended. These financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with standards of the Public Company Accounting Oversight Board (United States). The review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the consolidated financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in conformity with accounting principles generally accepted in the United States.

Jaspers + Hall, PC
Denver, CO
February 14, 2008

/s/ Jaspers + Hall, PC
Jaspers + Hall, PC
Denver, Colorado
February 14, 2008

XSUNX, INC.
(A Development Stage Company)

BALANCE SHEETS

	December 31, 2007	September 30, 2007
	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash	$2,188,260	$1,773,748
Prepaid Expenses	6,481	54,377
Total current assets	2,194,741	1,828,125
Fixed assets:
Office & Misc. Equipment	39,450	39,437
Research and Development Equipment	634,907	532,795
Leasehold Improvement	89,825	89,825
Total Fixed Assets	764,182	662,057
Less Depreciation	(292,147)	(162,189)
Total fixed assets	472,035	499,868
Other assets:
Patents/Trade Marks		—
Security Deposit	5,815	5,815
Accrued Interest Receivable	234,192	143,452
Note Receivable	1,500,000	1,500,000
Marketable Prototype	1,765,000	1,765,000
Total other assets	3,505,007	3,414,267
Total Assets	$6,171,783	$5,742,260
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts Payable	$238,897	$259,652
Accrued Expenses	55,077	53,036
Current Portion of Note Payable
Total current liabilities	293,974	312,688
Stockholders’ Equity:
Preferred Stock, par value $0.01 per share; 50,000,000 shares authorized; no shares issued and outstanding
Treasury Stock, no par value; no shares where issued or outstanding
Common Stock, no par value; 500,000,000 shares authorized; 164,753,188 shares issued and outstanding at December 31, 2007 and 157,919,856 shares were issued and outstanding at September 30, 2007	15,669,169	13,563,869
Paid in Capital — Common Stock Warrants & Fees	3,635,418	2,326,553
Deferred Stock Compensation	(1,051,000)
Deficit accumulated during the development stage	(12,375,778)	(10,460,850)
Total stockholders’ profit (deficit)	5,877,809	5,429,572
Total Liabilities and Stockholders’ Equity	6,171,783	5,742,260

See Accountants’ Review Report.

XSUNX, INC.
(A Development Stage Company)

STATEMENT OF OPERATIONS
(Unaudited)

	Three Months Ended December 31,		Feb. 25, 1997 (Inception) to December 31, 2007
	2007	2006
Revenue:
Service Income	$—	$—	$14,880
Other Income			—
Total Revenue	—	—	14,880
Expenses:
Advertising	4,530	16,747	65,132
Bank Charges	531	25	4,411
Conferences & Seminars	3,715	9,271	29,707
Consulting	27,277	35,982	1,537,861
Depreciation	129,958	27,047	311,760
Directors’ Fees			11,983
Due Diligence			45,832
Dues and Subscriptions			—
Equipment Rental			1,733
Filing Fees			8,610
Impairment loss			923,834
Insurance	22,164	3,535	92,483
Legal & Accounting	59,039	77,418	797,419
Licenses & Fees	618	20	7,163
Commitment and Loan Fees	89,300		831,134
Meals & Entertainment			4,119
Miscellaneous	100	2,135	7,478
Office Expenses	3,794	6,229	45,294
Patent Fees		1,181	2,469
Postage & Shipping	1,375	688	16,203
Printing	408	6,911	28,878
Public Relations	68,674	26,630	558,035
Recruitment Expenses	1,403		48,467
Research & Development	6,406	209,945	2,022,328
Rent	17,208	14,860	129,731
Salaries	235,585	140,615	1,994,707
Subscription Reports		10	9,858
Taxes	1,666		10,503
Telephone	4,987	7,162	79,910
Transfer Agent Expense		283	20,365
Travel, Meals & Entertainment	31,376	29,829	305,869
Utilities	2,408		10,511
Abandoned Equipment			808
Option/Warrant Expense	1,308,865		3,785,418
Total Operating Expenses	2,021,387	616,523	13,750,013

See Accountants’ Review Report.

	Three Months Ended December 31,		Feb. 25, 1997 (Inception) to December 31, 2007
	2007	2006
Other (Income) Expense
Interest Expense	395		248,955
Interest Income	(106,854)	(32,843)	(448,536)
Legal Settlement			(1,100,000)
Other			—
Forgiveness of Debt			(59,773)
Total Other Income/Expense	(106,459)	(32,843)	(1,359,354)
Net (Loss)	(1,914,928)	(583,680)	(12,375,778)
Per Share Information:
Basic and Diluted
Weighted average number of common shares outstanding	163,724,263	157,169,856
Net Loss per Common Share	(0.01)	(0.004)

See Accountants’ Review Report.

XSUNX, INC.
(A Development Stage Company)

STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIT)
December 31, 2007
(Unaudited)

	Treasury Stock		Common Stock		Paid in Capital Common Stock Warrants	Deficit Accumulated During the Exploration Stage	Totals
	# of Shares	Amount	# of Shares	Amount
Inception February 25, 1997	—	—	—	—	—	—	—
Issuance of stock for cash	—	—	15,880	217,700	—	—	217,700
Issuance of stock to Founders	—	—	14,110	—	—	—	—
Issuance of stock for consolidation	—	—	445,000	312,106	—	—	312,106
Net Loss for Year	—	—	—	—	—	(193,973)	(193,973)
Balance — September 30, 1997	—	—	474,990	529,806	—	(193,973)	335,834
Issuance of stock for services	—	—	1,500	30,000	—	—	30,000
Issuance of stock for cash	—	—	50,200	204,000	—	—	204,000
Consolidation stock cancelled	—	—	(60,000)	(50,000)	—	—	(50,000)
Net Loss for Year	—	—	—	—	—	(799,451)	(799,451)
Balance — September 30, 1998	—	—	466,690	713,806	—	(993,424)	(279,618)
Issuance of stock for cash	—	—	151,458	717,113	—	—	717,113
Issuance of stock for services	—	—	135,000	463,500	—	—	463,500
Net Loss for Year	—	—	—	—	—	(1,482,017)	(1,482,017)
Balance — September 30, 1999	—	—	753,148	1,894,419	—	(2,475,441)	(581,022)
Issuance of stock for cash	—	—	15,000	27,000	—	—	27,000
Net Loss for year	—	—	—	—	—	(118,369)	(118,369)
Balance — September 30, 2000	—	—	768,148	1,921,419	—	(2,593,810)	(672,391)
Extinguishment of debt	—	—	—	337,887	—	—	337,887
Net Loss for year	—	—	—	—	—	(32,402)	(32,402)
Balance — September 30, 2001	—	—	768,148	2,259,306	—	(2,626,212)	(366,906)
Net Loss for year	—	—	—	—	—	(47,297)	(47,297)
Balance — September 30, 2002	—	—	768,148	2,259,306	—	(2,673,509)	(414,203)
Issuance of stock for Assets	—	—	70,000,000	3	—	—	3
Issuance of stock for Cash	—	—	9,000,000	225,450	—	—	225,450
Issuance of stock for Debt	—		115,000	121,828	—	—	121,828
Issuance of stock for Expenses	—	—	115,000	89,939	—	—	89,939
Issuance of stock for Services	—	—	31,300,000	125,200	—	—	125,200
Net Loss for year	—	—	—	—	—	(145,868)	(145,868)

See Accountants’ Review Report.

	Treasury Stock		Common Stock		Paid in Capital Common Stock Warrants	Deficit Accumulated During the Exploration Stage	Totals
	# of Shares	Amount	# of Shares	Amount
Balance — September 30, 2003	—	—	111,298,148	2,821,726	—	(2,819,377)	2,350
Issuance of stock for cash	—	—	2,737,954	282,670	—	—	282,670
Issuance of Common Stock Warrants	—	—	—	—	1,200,000	—	1,200,000
Net Loss for Year	—	—	—	—	—	(1,509,068)	(1,509,068)
Balance — September 30, 2004			114,036,102	3,104,396	1,200,000	(4,328,445)	(24,049)
Issuance of stock for cash	—	—	6,747,037	531,395	—	—	531,395
Issuance of stock for services	—	—	3,093,500	360,945	—	—	360,945
Issuance of stock for collateral	26,798,418	—	—	—	—	—	—
Net Loss for Year			—	—	—	(1,400,839)	(1,400,839)
Balance — September 30, 2005	26,798,418	—	123,876,639	3,996,735	1,200,000	(5,729,284)	(532,549)
Issuance of stock for services	—	—	72,366	31,500	—	—	31,500
Issuance of Common Stock Warrants	—	—	—	—	951,250	—	951,250
Issuance of stock for debenture conversion	—	—	21,657,895	5,850,000			5,850,000
Issuance of stock for interest expense	—	—	712,956	241,383			241,383
Issuance of stock for warrant conversion	—	—	10,850,000	3,171,250			3,171,250
Net Loss for Year	—	—	—	—	—	(3,441,940)	(3,441,940)
Balance September 30, 2006	26,798,418	—	157,169,856	13,290,869	2,151,250	(9,171,354)	6,270,765
Cancelation of Stock for Services Returned			(150,000)	(12,000)			(12,000)
Release of Security Collateral	(26,798,418)
Issuance of Stock for Warrants — Jim Bentley			900,000	285,000	(150,000)		135,000
Stock Option/Warrant Expense					325,303		325,303
Net Loss for Year						(1,289,497)	(1,289,497)
Balance September 30, 2007	—	$—	157,919,856	$13,563,869	$2,326,553	$(10,460,850)	5,429,572
Issuance of Stock for Cash			3,333,332	1,000,000			1,000,000
Issuance of Common Stock for Services			3,500,000	1,105,300	1,308,865		2,414,165
Deferred Stock Compensation							(1,051,000)
Net Loss for the Period						(1,914,928)	(1,914,928)
Balance December 31, 2007	—	$—	164,753,188	$15,669,169	$3,635,418	$(12,375,778)	5,877,809

See Accountants’ Review Report.

XSUNX, INC.
(A Development Stage Company)

STATEMENT OF CASH FLOWS
(Unaudited)

	Three Months Ended December 31,		Feb. 25, 1997 (Inception) to December 31, 2007
	2007	2006
Cash Flows from Operating Activities:
Net Loss	$(1,914,928)	$(583,680)	$(12,375,778)
Issuance of Common Stock for Services			1,336,999
Issuance of Common Stock for Commitment Fee			310,117
Amortization of Common Stock for Commitment Fee	54,300		54,300
Option/Warrant Expense	1,308,865		3,785,418
Issuance of Stock for Interest			241,383
Depreciation	129,958	27,047	292,147
Adjustments to reconcile net loss to cash used in operating activities:
(Increase) in Deferred Financing Costs			—
(Increase) Accounts Receivable			—
(Increase) Security Deposit	—	(1,700)	(5,815)
(Increase) in Prepaid Expense	47,896		(6,481)
(Decrease) in Accounts Payable	(20,755)	449,880	238,897
Increase (Decrease) in Accrued Liabilities	2,041	(476,153)	55,077
Net Cash Flows Used for Operating Activities	(392,623)	(584,606)	(6,073,736)
Cash Flows from Investing Activities:
Purchase of Fixed Assets	(102,125)	(28,360)	(764,183)
Purchase of Marktable Prototype and Patent	—		(1,765,000)
Note Receivable	—		(1,500,000)
Accrued Interest earned	(90,740)		(234,192)
Net Cash Flows Used for Investing Activities	(192,865)	(28,360)	(4,263,375)
Cash Flows from Financing Activities:
Proceeds from Warrant Conversion			3,171,250
Procceds from Debenture Conversion			5,000,000
Proceeds from Convertible Debt			—
Issuance of Common Stock for Warrants			135,000
Issuance of Common Stock for cash	1,000,000		4,219,121
Net Cash Flows Provided by Financing Activities	1,000,000	—	12,525,371
Net Increase (Decrease) in Cash	414,512	(612,966)	2,188,260
Cash and cash equivalents — Beginning of period	1,773,748	4,305,105	—
Cash and cash equivalents — End of period	$2,188,260	$3,692,139	$2,188,260
Supplemental Disclosure of Cash Flow Information
Cash Paid During the Period:
Interest	$395		$72,938
Income Taxes	$—	$—	$—
Non-Cash Transactions
Common stock issued (returned) in exchange for services			$1,336,998
Conversion of debt for Stock			$—
Common Stock Issued for Commitment Fee	$54,300		$364,417
Common Stock Issued for Interest			$241,383

See Accountants’ Review Report.

XSUNX, INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS
December 31, 2007
(Unaudited)

Note 1 — Presentation of Interim Information

In the opinion of the management of XSUNX, Inc., (the “Company”) the accompanying unaudited financial statements include all normal adjustments considered necessary to present fairly the financial position as of December 31, 2007 and the results of operations for the three months ended December 31, 2007 and 2006 and for the period February 25, 1997 (inception) to December 31, 2007, and cash flows for the three-months ended December 31, 2007 and 2006 and for the period February 25, 1997 (inception) to December 31, 2007. Interim results are not necessarily indicative of results for a full year.

The financial statements and notes are presented as permitted by Form 10-Q, and do not contain certain information included in the Company’s audited financial statements and notes for the fiscal year ended September 30, 2007.

Note 2 — Lease — Golden Suite

As of July 1, 2006 a new lease was signed for the Golden Office in the amount of $1,687.50 per month plus a fee of $825.00 for utilities. The rent increased to $1,738 per month on July 1, 2007 and will increase to$1,790.00 per month on July 1, 2008. The lease expires on June 30, 2009.

Note 3 — Financing

On November 1, 2007, XsunX signed a $21 million common stock purchase agreement with Fusion Capital Fund II, LLC, an Illinois limited liability Company (“Fusion Capital”). Upon signing the agreement, XsunX received $1,000,000 from Fusion Capital as an initial purchase under the $21 million commitment in exchange for 3,333,332 shares of our common stock. Concurrently with entering into the common stock purchase agreement, we entered into a registration rights agreement with Fusion Capital. Under the registration rights agreement, we agreed to file a registration statement related to the transaction with the U.S. Securities & Exchange Commission (“SEC”) covering the shares that have been issued or may be issued to Fusion Capital under the common stock purchase agreement. After the SEC has declared effective the registration statement related to the transaction we have the right over a 25-month period to sell our shares of common stock to Fusion Capital, from time to time, in amounts up to $1 million per sale, depending on certain conditions as set forth in the common stock purchase agreement, up to the full aggregate commitment of $21 million.

The purchase price of the shares related to the $20 million balance of future funding will be based on the prevailing market prices of the Company’s shares at the time of sales without any fixed discount, and the Company will control the timing and amount of any sale of shares to Fusion Capital. There are no upper limits to the price Fusion Capital may pay to purchase our common stock. However, Fusion Capital shall not be obligated to purchase any shares of our common stock on any business day that the price of our common stock is below $0.20. There are no negative covenants, restrictions on future funding(s), penalties or liquidated damages in the agreement. The common stock purchase agreement may be terminated by us at any time at our discretion without any cost to us.

In consideration for entering into the $21 million agreement we agreed to issue to Fusion Capital 3,500,000 shares of our common stock, valued at $1,105,300 or approx. $0.32 per share as financing commitment shares which Fusion Capital has agreed to hold for the term of the common stock purchase agreement. This commitment fee will be amortized ratably as the Company sells additional shares. The commitment fee related to the first $1,000,000 sale is $54,300. Should the agreement be terminated, the remaining unamortized portion of the commitment fee will be expensed. Additionally, under the stock purchase agreement we granted Fusion Capital common stock purchase warrants to purchase 1,666,666 shares of our common stock at $0.50,

XSUNX, INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS
December 31, 2007
(Unaudited)

Note 3 — Financing – (continued)

and 1,666,666 shares of our common stock at $0.75. The shares underlying the warrant grants do not carry mandatory registration requirements under the terms of the common stock purchase agreement and registration rights agreement.

The proceeds received by the Company under the common stock purchase agreement are expected to be used to build an initial base production system delivering full size commercial quality solar modules, and initiate the manufacture of the first of four (4) planned 25 megawatt systems under the Company’s planned 100 megawatt thin film solar module production facility. Proceeds may also be used to lease and prepare manufacturing facilities with the necessary support systems for the manufacturing line, inventory, staff, and general working capital.

Note 4 — Technology Development and Licensing Agreement

On January 1, 2007, XsunX, Inc. issued a secured, seven year, 10% note to Sencera, LLC in the amount up to $1,500,000. Under the terms, the Company provided Sencera, LLC with $400,000 at the time of signing and $137,500 per month for up to eight months. These funds are to be used to develop technology and obtain licenses in agreement with the Technology Development and License Agreement between Sencera and XsunX, Inc also signed on January 1, 2007. The License Agreement provides XsunX with licensing rights to plasma deposition technologies for future use by XsunX in solar product manufacturing technologies. The note may be converted into a membership interest in Sencera, LLP and an extension of the license for a period of three years. The security consists of the license rights, the ability to exercise the conversion and all other rights and remedies provided by law.

On September 7, 2007, XsunX initiated the final funding of disbursements under the Promissory Note and Loan Agreement dated January 1, 2007, between XsunX and Sencera, LLC. Under the Promissory Note and Loan Agreement, XsunX has funded and extended the principal amount of $1,500,000 dollars to Sencera, LLC.

Use of the licensed plasma technology by XsunX in any of its planned or future processes or products has and continues to be subject to completion of development by Sencera, LLC, substantiation of intended performance criteria under the agreements, and determination of commercial application suitability by XsunX. As of December 31, 2007, the current balance of the note receivable was $1,500,000 plus accrued interest earned of $234,192.

Note 5 — Employment and Consulting Agreements

The Company authorized employment incentive option grants to the following employees on October 23rd 2007 at an exercise price per share of $0.36 in conjunction with a performance milestone based vesting schedule as described below:

Joseph Grimes	500,000 Option Shares
Robert G. Wendt	500,000 Option Shares
Dr. Guang Lin	300,000 Option Shares

The vesting schedule for Mr. Grimes and Mr. Wendt is:

The Option shall become exercisable in the following amounts upon the delivery and/or achievement by Optionee(s) of the following performance milestones as they may relate to the Company’s phased build out plan for a solar module manufacturing facility:

XSUNX, INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS
December 31, 2007
(Unaudited)

Note 5 — Employment and Consulting Agreements – (continued)

(a)	100,000 shares upon the assembly and commissioning of the base line production system.
(b)	100,000 shares upon the production of a commercial size working sample of the Company’s planned tandem junction amorphous silicon solar module.
(c)	300,000 shares upon the assembly and commissioning of the initial 25 mega watt production system as contemplated within the Company’s phased build out plan for a solar module manufacturing facility.

The vesting schedule for Dr. Guang is:

The Option shall become exercisable in the following amounts upon the delivery and/or achievement by Optionee of the following performance milestones as they may relate to the Company’s phased build out plan for a solar module manufacturing facility:

(a)	100,000 shares upon the assembly and commissioning of the base line production system.
(b)	150,000 shares upon the production of a commercial size working sample of the Company’s planned tandem junction amorphous silicon solar module.
(c)	50,000 shares upon the assembly and commissioning of the initial 25 mega watt production system as contemplated within the Company’s phased build out plan for a solar module manufacturing facility.

Note 6 — Changes/Additions to the Board of Directors

Addition — Mr. Oz Fundingsland as Director

On November 12, 2007, the Company announced the appointment of Mr. Oz Fundingsland as Director, effective November 12, 2007. Mr. Fundingsland brings over forty years of sales, marketing, executive business management, finance, and corporate governance experience to XsunX. His professional and business experience principally originated with his tenure, commencing in 1964, at Applied Magnetics Corp., a disk drive and data storage company. Prior to his retirement from Applied Magnetics in 1994, Mr. Fundingsland served as an Executive Officer and Vice President of Sales and Marketing for 11 years directing sales growth from $50 million to over $550 million. Commencing in 1993 through 2003 Mr. Fundingsland served as a member of the board of directors for the International Disk Drive Equipment Manufacturers Association “IDEMA” where he retired emeritus, and continues to serve as an advisor to the board. For the last 13 years, Mr. Fundingsland has provided consulting services assisting with sales, marketing, and management to a host of companies within the disk drive, optical, software, and LED industries.

Addition — Dr. Michael A. Russak as Director

On November 28, 2007, the Company announced the appointment of Dr. Michael A. Russak as a Director, effective November 26, 2007. Dr. Russak is also a member of the Company’s Scientific Advisory Board. Dr. Russak has over thirty five years of industrial experience progressing from a research scientist to senior executive officer of two public companies. He has expertise in thin film materials and devices for magnetic recording, photovoltaic, solar thermal applications, semiconductor devices as well as glass, glass-ceramic and ceramic materials. He also has over twelve years experience at the executive management level of public companies with significant off shore development and manufacturing functions. He received his B.S. in Ceramic Engineering in 1968 and Ph.D. in Materials Science in 1971, both from Rutgers University in New Brunswick, NJ. During his career, he has been a contributing scientist and program manager at the Grumman Aerospace Corporation, a Research Staff Member and technical manager in the areas of thin film materials and processes at the Research Division of the IBM Corporation at the T.J. Watson Research

XSUNX, INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS
December 31, 2007
(Unaudited)

Note 6 — Changes/Additions to the Board of Directors – (continued)

Laboratories. In 1993, he joined HMT Technology, a manufacturer of thin film disks for magnetic storage, as Vice President of Research and Development. His responsibilities included new product design and introduction. Dr. Russak became Chief Technical Officer of HMT and held that position until 2000 when HMT merged with Komag Inc. Dr. Russak was appointed President and Chief Technical Officer of the combined company. He continued to set technical, operational and business direction for Komag until his retirement at the end of 2006. Dr. Russak is currently Executive Director of IDEMA-US, the trade association for the Hard Disk Drive Industry. He has published over 90 technical papers, and holds 23 U.S. patents.

Board of Directors Incentive Option Grants — In furtherance of the Company’s policy to compensate current members, and attract new members, to its Board of Directors, the Company authorized incentive option grants to the following Directors at an exercise price per share of $0.36. The options were issued in a transaction exempt from registration pursuant to Section 4(2) of the Securities Act of 1933. The options carry 5 year exercise terms and vest as described below:

Thomas Anderson	October 23, 2007	1,500,000 Option Shares*
Oz Fundingsland	November 11, 2007	500,000 Option Shares
Dr. Michael Russak	November 26, 2007	500,000 Option Shares

The vesting schedule for Mr. Anderson is:

The Option shall become exercisable in the following amounts upon the delivery and/or achievement by Optionee of the following milestones:

(a)	The Option became exercisable in the amount of 1,000,000 shares upon the effective date of the grant for services rendered as a member of the Company Board of Directors from the period beginning October 1, 2003 through September 30, 2007.
(b)	Beginning October 1, 2007, the Option shall vest and become exercisable at the rate of 62,500 shares upon the anniversary of each calendar quarter of continuous service as a Director, or prorated portion thereof, for services rendered as a member of the Company’s Board of Directors up to a total of 250,000 shares.

The vesting schedule for Mr. Fundingsland is:

The Option shall become exercisable in the following amounts upon the delivery and/or achievement by Optionee of the following milestones:

(a)	Beginning November 12, 2007, the Option shall vest and become exercisable at the rate of 62,500

*	Amendment to Stock Option Grant — On November 12, 2007 the Company entered into an agreement amending the terms of a stock option grant dated October 23, 2007 between the Company and Mr. Thomas Anderson, a member of the XsunX Board of Directors. The amendment provided for an increase of 250,000 options to the pool of options available within the vesting provisions of the grant. All other provision of the stock option grant remained the same. The vesting schedule for item (b) was amended as follows:
(b)	Beginning October 1, 2007 the Option shall vest and become exercisable at the rate of 62,500 Shares upon the anniversary of each calendar quarter of continuous service as a Director, or prorated portion thereof, for services rendered as a member of the Company Board of Directors up to a total of 500,000 shares.

XSUNX, INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS
December 31, 2007
(Unaudited)

Note 6 — Changes/Additions to the Board of Directors – (continued)

shares upon the anniversary of each calendar quarter of continuous service as a Director, or prorated portion thereof, for services rendered as a member of the Company’s Board of Directors up to a total of 500,000 shares.

The vesting schedule for Dr. Russak is:

The Option shall become exercisable in the following amounts upon the delivery and/or achievement by Optionee of the following milestones:

(a)	Beginning November 26, 2007 the Option shall vest and become exercisable at the rate of 62,500 shares upon the anniversary of each calendar quarter of continuous service as a Director, or prorated portion thereof, for services rendered as a member of the Company’s Board of Directors up to a total of 500,000 shares.

Note 7 — Legal

On December 7, 2007, the Company filed an action for breach of contract and declaratory relief in the Superior Court of Orange County, California, against Wharton Capital Partners, Ltd, Wharton Capital Markets LLC, and Capitoline Financial Group LLC. The action is captioned XsunX, Inc. v. Wharton Capital Partners, Ltd, et al., and is pending in the above Court as case no. 07CC12772 (“XsunX Action”). The XsunX Action was brought to seek a court determination that the Company does not owe any fees to the above defendants by reason of the Fusion Capital transaction, (see Note. 3 — Financing). The Company believes that no agreement between Wharton and the Company was executed and therefore no valid agreement between the parties exists. The XsunX Action also seeks return of confidential materials from the above defendants. On January 3, 2008, Wharton Capital Partners, Ltd, and Wharton Capital Markets LLC, filed an action in the U.S. District Court for the Southern District of New York against the Company stemming from the same matter. That action is captioned Wharton Capital Partners Ltd, and Wharton Capital Markets LLC v. XsunX, Inc., and is pending in the above Court as case no. 080CV0056 (“Wharton Action”). The Wharton Action seeks fees in an amount equal to 7% of the gross proceeds received by the Company under the Fusion financing agreement. The Company asserts that no fees are owed to Wharton Capital Partners, Ltd, Wharton Capital Markets LLC, or Capitoline Financial Group LLC. The Company intends to vigorously prosecute the XsunX Action and to vigorously defend the Wharton Action. In the event that the Company does not prevail we may be required to provide Wharton a payment of up to 7% of any proceeds received by the Company under the Fusion financing agreement.

Note 8 — Subsequent Events

Executive Compensation

The Board of Directors of the Company Authorized Salary Increases in January 2008 for the following individuals:

Tom Djokovich	Chief Executive Office	$70,000 Increase to $220,000
Joseph Grimes	Chief Operating Officer	$60,000 Increase to $210,000
Jeff Huitt	Chief Financial Officer	$20,000 Increase to $155,000
Robert Wendt	Vice President of Engineering	$50,000 Increase to $200,000

XSUNX, INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS
December 31, 2007
(Unaudited)

Note 8 — Subsequent Events  – (continued)

Directors Compensation

Beginning October 2007, the Company elected to provide its Board of Directors with a monthly stipend of $1,500. The decision was driven by the Company’s efforts to attract and retain qualified members, and provide compensation during a period of expansion of operations while the Company works to establish manufacturing facilities.

Financing

On January 16, 2008, Cumorah Capital purchased 8,650,000 shares of the Company’s restricted common stock in a private transaction for total proceeds of $2,500,000. The Company agreed to register the 8,650,000 shares purchased by Cumorah Capital. Cumorah Capital is a Nevada corporation and an Accredited Investor, as defined in Rule 501(a) of Regulation D as promulgated by the SEC.

Form S-1 Registration Statement

On January 18, 2008, XsunX, Inc. filed a Registration Statement on Form S-1 with the Securities and Exchange Commission as required in our financing agreements with Fusion Capital Fund II, LLC and Cumorah Capital.

We have not authorized any dealer, salesperson or other person to provide any information or make any representations about XsunX, Inc. except the information or representations contained in this Prospectus. You should not rely on any additional information or representations if made.

This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy any securities:

•	except the common stock offered by this Prospectus;
•	in any jurisdiction in which the offer or solicitation is not authorized;
•	in any jurisdiction where the dealer or other salesperson is not qualified to make the offer or solicitation;
•	to any person to whom it is unlawful to make the offer or solicitation; or
•	to any person who is not a United States resident or who is outside the jurisdiction of the United States.

The delivery of this Prospectus or any accompanying sale does not imply that:

•	there have been no changes in the affairs of XsunX, Inc. after the date of this Prospectus; or
•	the information contained in this Prospectus is correct after the date of this Prospectus.

Until  , 2008, all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as underwriters.

48,650,000 Shares of Common Stock

XSUNX INC.

PROSPECTUS

March 4, 2008

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

SEC registration fee	$1,042
Printing Expenses	5,000
Accounting fees and expenses	20,000
Legal fees and expense	35,000
Miscellaneous	8,958
Total	$70,000

All amounts are estimates. We are paying all expenses of the offering listed above. No portion of these expenses will be borne by the Selling Stockholder. The Selling Stockholder, however, will pay any other expenses incurred in selling their common stock, including any brokerage commissions or costs of sale.

Item 14. Indemnification of Directors and Officers

The Colorado Statutes provide for the indemnification of officers, directors, employees, and agents. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person is liable or did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, or that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

We have agreed to indemnify each of our directors and certain officers against certain liabilities, including liabilities under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the provisions described above, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than our payment of expenses incurred or paid by our director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

In October 2006, the Company originally purchased Director/Officer Liability Insurance coverage in the aggregate amount of $2,000,000.00. The company subsequently renewed such insurance coverage in 2007. There are retentions ranging from $50,000 to $75,000 for each claim under the policy. It is effective from October 12, 2007 through October 12, 2008. The premium on this policy for fiscal year 2007 was $37,500 and the premium for fiscal 2008 is $35,000.

Item 15. Recent Sales of Unregistered Securities

In the fiscal year ended September 30, 2005, the Company issued a total of 9,818,631 shares of common stock as follows: 6,735,137 shares of common stock were issued pursuant to Regulation S promulgated under the Securities Act, raising gross proceeds of $531,396; 474,231 shares of common stock were issued in transactions exempt from registration pursuant to Section 4(2) of the Securities Act, for consulting services valued at $40,000; and 2,609,263 shares of common stock were issued pursuant to an exemption under Section 4(2) of the Securities Act, in connection with the sale of an $850,000 secured convertible debenture by the Company.

In the fiscal year ended September 30, 2006, the Company issued a total of 33,293,217 shares of common stock as follows: 33,120,851 shares of common stock registered pursuant to an effective registration statement were issued pursuant to the conversion of secured convertible debentures, raising gross proceeds of $9,294,133; 72,366 shares of common stock were issued in transactions exempt from registration pursuant to Section 4(2) of the Securities Act, for consulting services valued at $31,500; and 100,000 shares of common stock were issued pursuant to an exemption under Section 4(2) of the Securities Act, in connection with the exercise of 100,000 warrants bearing an exercise price of $0.15 each.

In December 2006, the Company entered into a settlement agreement with a service provider in which the service provider returned to the Company 150,000 of the 300,000 shares of common stock issued to the service provider in the period ended March 31, 2005. The shares were originally issued in a transaction exempt from registration pursuant to Section 4(2) of the Securities Act. The returned shares were received and cancelled effective January 2007. As a result of the return and cancellation of these shares, the Company recorded a credit to expenses in the amount of $12,000 and a debit to paid in capital of $12,000 for the period ending March 31, 2007.The $12,000 represents one half of the monetary value expensed by the Company in the period in which the shares were issued.

In conjunction with the sale of convertible debentures in the amount of $850,000 and $5,000,000 in the fiscal periods ended December 31, 2005 and 2006 respectively, the Company issued and deposited into escrow 26,798,418 shares of common stock as part of a security structure for the above referenced obligations. As of September 30, 2006 the principal balance of the debentures had been reduced to $0.0. Subsequently the holder of the debentures provided the Company with a notice of release of its security interests and returned the security shares to the Company for cancellation. On January 18, 2007, the above shares were cancelled on the Company’s books.

In September 2007, a consultant exercised the remaining 900,000 of the 1,000,000 $0.15 warrants granted to the consultant in September 2004. The amount of $135,000 dollars was paid to XsunX by the consultant and 900,000 shares of unregistered common stock were issued. The shares were issued in a transaction exempt from registration pursuant to Section 4(2) of the Securities Act.

On November 1, 2007, XsunX signed its $21 million Purchase Agreement with Fusion Capital pursuant to which XsunX received $1,000,000 from Fusion Capital as an initial purchase in exchange for 3,333,332 shares of our common stock. Concurrently with entering into the Purchase Agreement, we entered into a registration rights agreement with Fusion Capital pursuant to which we agreed to file a registration statement covering the shares that have been issued or may be issued to Fusion Capital under the Purchase Agreement. After the SEC has declared effective the registration statement related to the transaction we have the right over a twenty-five (25) month period to sell our shares of common stock to Fusion Capital, from time to time, in amounts up to $1 million per sale, depending on certain conditions as set forth in the agreement, up to the full aggregate commitment of $21 million.

The purchase price of the shares related to the $20 million balance of future funding will be based on the prevailing market prices of the Company's shares at the time of sales without any fixed discount, and the Company will control the timing and amount of any sale of shares to Fusion Capital. There are no upper limits to the price Fusion Capital may pay to purchase our common stock. However, Fusion Capital shall not be obligated to purchase any shares of our common stock on any business day that the price of our common stock is below $0.20. There are no negative covenants, restrictions on future fundings, penalties or liquidated damages in the agreement. The common stock purchase agreement may be terminated by us at any time at our discretion without any cost to us.

In consideration for entering into the $21 million agreement we agreed to issue to Fusion Capital 3,500,000 shares of our common stock as financing commitment shares which Fusion Capital has agreed to hold for the term of the Purchase Agreement. Additionally, we granted Fusion Capital common stock purchase warrants to purchase 1,666,666 shares of our common stock at $0.50, and 1,666,666 shares of our common stock at $0.75. The shares underlying the warrant grants do not carry mandatory registration requirements under the terms of the Purchase Agreement and registration rights agreement.

On January 16, 2008, Cumorah Capital purchased 8,650,000 shares of the Company’s restricted common stock in a private transaction for total proceeds of $2,500,000.

Use of Proceeds from the Sale of Securities

The proceeds from the above sales of securities are used primarily to fund the product developments efforts and day-to-day operations of the Company and to pay the accrued liabilities associated with these operations.

Item 27. Exhibits

Exhibit No.	Description
3.1	Articles of Incorporation(1)
3.2	Bylaws(2)
5.1	Opinion re: Legality(19)
10.1	XsunX Plan of Reorganization and Asset Purchase Agreement, dated September 23, 2003.(3)
10.2	MVSystems, Inc. Technology License Agreement, dated September 2004.(4)
10.3	MVSystems, Inc. Expanded Technology License Agreement, dated October 2005.(5)
10.4	Sencera, LLC, Technology Development and License Agreement, dated January 1, 2007.(6)
10.5	Sencera, LLC, 10% secured Promissory Note and Loan Agreement, dated January 1, 2007(6)
10.6	XsunX 2007 Stock Option Plan, dated January 5, 2007.(7)
10.7	Dr. John Moore, Scientific Advisory Board Consulting Agreement, dated January 26, 2007.(8)
10.8	Dr. John Moore, Stock Option Grant, dated January 26, 2007.(8)
10.9	Jeff Huitt, Employment Agreement, dated January 26, 2007.(8)
10.10	Jeff Huitt, Stock Option Grant, dated January 26, 2007.(8)
10.11	Robert Wendt, Employment Agreement, dated January 26, 2007.(8)
10.12	Robert Wendt, Stock Option Grant, dated January 26, 2007.(8)
10.13	Joseph Grimes, Employment Agreement, dated January 26, 2007.(8)
10.14	Joseph Grimes, Stock Option Grant, dated January 26, 2007.(8)
10.15	Dr. Edward Yu, Scientific Advisory Board Consulting Agreement, dated February 22, 2007.(9)
10.16	Dr. Edward Yu, Stock Option Grant, dated February 22, 2007.(9)
10.17	Binding Letter of Intent to purchase solar module manufacturing assets, dated March 23, 2007.(10)
10.18	Details of $1.1 million dollar settlement received by XsunX, dated August 27, 2007.(11)
10.19	Dr. Richard Ahrenkiel, Scientific Advisory Board Consulting Agreement, dated April 23, 2007.(12)
10.20	Dr. Richard Ahrenkiel, Stock Option Grant, dated April 23, 2007.(12)
10.21	Dr. Michael Russak, Scientific Advisory Board Consulting Agreement, dated August 28, 2007.(13)
10.22	Dr. Michael Russak, Stock Option Grant, dated August 28, 2007.(13)
10.23	Fusion Capital Fund II, LLC, Stock Purchase Agreement, dated November 1, 2007.(14)
10.24	Fusion Capital Fund II, LLC, Registration Rights Agreement, dated November 1, 2007.(14)
10.25	Fusion Capital Fund II, LLC, $.50 Warrant Agreement, dated November 1, 2007.(14)
10.26	Fusion Capital Fund II, LLC, $.75 Warrant Agreement, dated November 1, 2007.(14)
10.27	Oz Fundingsland, Stock Option Grant Agreement, dated November 12, 2007.(15)
10.28	Dr. Michael Russak, Stock Option Grant Agreement, dated November 28, 2007.(16)

Exhibit No.	Description
10.29	Joseph Grimes, Incentive Stock Option Grant, dated October 23, 2007.(17)
10.30	Robert Wendt, Incentive Stock Option Grant, dated October 23, 2007.(17)
10.31	Dr. Guang Lin, Incentive Stock Option Grant, dated October 23, 2007.(17)
10.32	Thomas Anderson, Stock Option Grant, dated October 23, 2007.(18)
10.33	Stock Purchase Agreement, dated January 16, 2008 by and between the Company and Cumorah Capital, Inc.
23.1	Consent of Jasper & Hall(19)
23.2	Consent of Michael Littman (included in Exhibit 5.1)

(1)	Incorporated by reference to Registration Statement Form 10SB12G #000-29621 dated February 18, 2000 and by reference to exhibits included with the Company’s prior Report on Form 8-K/A filed with the Securities and Exchange Commission dated October 29, 2003.
(2)	Incorporated by reference to Registration Statement Form 10SB12G #000-29621 filed with the Securities and Exchange Commission dated February 18, 2000.
(3)	Incorporated by reference to exhibits included with the Company’s prior Report on Form 8-K/A filed with the Securities and Exchange Commission dated October 29, 2003.
(4)	Incorporated by reference to exhibits included with the Company’s prior Report on Form 10-KSB filed with the Securities and Exchange Commission dated January 18, 2005.
(5)	Incorporated by reference to exhibits included with the Company’s prior Report on Form 10-KSB filed with the Securities and Exchange Commission dated January 11, 2006.
(6)	Incorporated by reference to exhibits included with the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission dated January 3, 2007.
(7)	Incorporated by reference to exhibits included with the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission dated January 5, 2007.
(8)	Incorporated by reference to exhibits included with the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission dated February 13, 2007.
(9)	Incorporated by reference to exhibits included with the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission dated February 28, 2007.
(10)	Incorporated by reference to exhibits included with the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission dated March 28, 2007.
(11)	Incorporated by reference to exhibits included with the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission dated August 28, 2007.
(12)	Incorporated by reference to exhibits included with the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission dated April 25, 2007.
(13)	Incorporated by reference to exhibits included with the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission dated August 23, 2007.
(14)	Incorporated by reference to exhibits included with the Company’s Current Report on Form 8-K/A filed with the Securities and Exchange Commission dated November 5, 2007.
(15)	Incorporated by reference to exhibits included with the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission dated November 14, 2007.
(16)	Incorporated by reference to exhibits included with the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission dated November 28, 2007.
(17)	Incorporated by reference to exhibits included with the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission dated October 29, 2007.
(18)	Incorporated by reference to exhibits included with the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission dated October 29, 2007.
(19)	Provided herewith.

Item 17. Undertakings

The undersigned registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(a) To include any Prospectus required by Section 10(a)(3) of the Securities Act;

(b) To reflect in the Prospectus any facts or events arising after the effective date of this Registration Statement, or most recent post-effective amendment, which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospects filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(c) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in the registration statement.

2. That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered hereby which remain unsold at the termination of the offering.

4. For determining liability of the undersigned registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(a) Any preliminary Prospectus or Prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (Sec. 230.424);

(b) Any free writing Prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the registrant;

(c) The portion of any other free writing Prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(d) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the provisions above, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by one of our directors, officers, or controlling persons in the successful defense of any action, suit or proceeding, is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification is against public policy as expressed in the Securities Act, and we will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and authorized this Amendment No. 1 to the Company’s Registration Statement on Form S-1 to be signed on our behalf by the undersigned, on March 4, 2008.

XSUNX, INC.

By:	/s/ Tom Djokovich
Name:	Tom Djokovich
Titles:	Principal Executive Officer and President

Date: March 4, 2008

By:	/s/ Jeff Huitt
Name:	Jeff Huitt
Titles:	Principal Financial and Accounting Officer and Chief Financial Officer

In accordance with the Securities Act, this Amendment No. 1 to Form S-1 has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates stated.

DIRECTORS

/s/ Tom Djokovich Tom Djokovich, Director	March 4, 2008
/s/ Thomas Anderson Thomas Anderson, Director	March 4, 2008
/s/ Oz Fundingsland Oz Fundingsland, Director	March 4, 2008
/s/ Michael Russak Michael Russak, Director	March 4, 2008